As filed with the Securities and Exchange Commission on May 7, 2014.

Registration No. 333-195089

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mobile Iron, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	26-0866846
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

415 East Middlefield Road

Mountain View, California 94043

(650) 919-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert B. Tinker

President and Chief Executive Officer

Mobile Iron, Inc.

415 East Middlefield Road, Suite 100

Mountain View, California 94043

(650) 919-8100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric C. Jensen Mark Medearis Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Laurel Finch Vice President, General Counsel and Secretary Mobile Iron, Inc. 415 East Middlefield Road, Suite 100 Mountain View, California 94043 (650) 919-8100	Jeffrey R. Vetter William L. Hughes Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued May 7, 2014

                Shares

COMMON STOCK

Mobile Iron, Inc. is offering                  shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “MOBL.”

We are an “emerging growth company” as defined under the federal securities laws. Investing in our common stock involves risks. See “Risk Factors” beginning on page 15.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Mobile Iron, Inc.
Per Share	$	$	$
Total	$	$	$

(1)	See the section titled “Underwriters” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional                 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2014.

MORGAN STANLEY	GOLDMAN, SACHS & CO.	DEUTSCHE BANK SECURITIES	BARCLAYS

RAYMOND JAMES	STIFEL

NOMURA

                    , 2014

The mobile IT platform to secure and manage mobile apps, content and devices Mobilelron

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                     , 2014 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections titled ‘‘Risk Factors’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our consolidated financial statements and related notes included elsewhere in this prospectus. Our fiscal year ends on December 31.

MOBILE IRON, INC.

We invented a purpose-built mobile IT platform for enterprises to secure and manage mobile applications, content and devices while providing their employees with device choice, privacy and a native user experience. Customers use our platform as the technology foundation on their journey to become “Mobile First” organizations, embracing mobility as a primary computing platform for their employees. Mobile First organizations transform their businesses by giving their employees secure access to critical business applications and content on devices employees want with a native user experience they love. Our platform is extensible and fosters a growing ecosystem of application developers and technology partners who augment the functionality and add value to our platform, creating positive network effects for our customers, our ecosystem and our company.

The adoption of mobile technology is a disruption of historic proportions and has outpaced earlier transitions such as mainframe to PCs and client/server to the Internet. IT departments are often challenged to provide users the benefits of mobility, while simultaneously satisfying enterprise requirements. Users want to access business applications, or apps, and corporate content on their favorite smartphone and tablet with the same ease of use they experience on those devices in their personal lives. Users also expect their privacy to be preserved when using their personal devices at work. As a result, IT must satisfy new requirements, including enforcing mobile security, defining mobile management and compliance policies, supporting multiple, rapidly evolving mobile operating systems, enabling both corporate-owned and user-owned devices and mobilizing enterprise applications and content, all while ensuring compatibility with existing IT infrastructure.

Our mobile IT platform addresses the requirements of the mobile era by allowing enterprises to protect corporate data, deliver apps and content, and give users choice of popular mobile devices. Our architecture promotes employee productivity, separates personal data from corporate data, provides a native user experience and gives IT the ability to define security and management policies independent of the device. We enable corporate-owned, bring your own device (BYOD) and mixed device ownership environments.

Our business model is based on winning new customers, expanding sales within existing customers, upselling new products and renewing subscriptions and software support agreements. We win customers using a sales force that works closely with our channel partners, including resellers, service providers and system integrators. We have experienced rapid growth in our customer base, having sold our platform to over 6,000 customers since 2009. Our strategy is based on our existing customers expanding the number of mobile device licenses or subscriptions purchased to facilitate their Mobile First journey. The group of our customers that first bought our products in 2010 subsequently purchased through December 31, 2013 over five times the initial number of mobile device licenses. We enhance the value of our platform by introducing additional products and upselling these additional products to our customers. For example, in late 2012, we extended our platform with new application container and content products, including Docs@Work and AppConnect. Our global Customer Success organization creates highly satisfied customers, leading to additional sales and renewals of subscription and software agreements. In 2013, we generated nearly half of our gross billings from recurring sources. Our renewal rate, determined on a device basis, was greater than 90% for software support agreements and subscription licenses for 2013.

We offer our customers the flexibility to use our software as a cloud service or to deploy it on-premise. They can also choose from various pricing options including subscription and perpetual licensing. We target customers of all sizes across a broad range of industries including financial services, government, healthcare, legal, manufacturing, professional services, retail, technology and telecommunications. As of December 31, 2013, we have sold our solutions to over 6,000 customers worldwide including over 350 of the Global 2000. As of April 10, 2014, our customers in the Forbes Global 2000 for 2013 included five of the top six aerospace and defense firms, four of the top five pharmaceuticals companies, four of the top six railroad, air courier and other transportation firms, five of the top six electric utilities and all of the top five auto and truck manufacturers. No customer accounted for more than 5% of our total revenue in 2013, or the three months ended March 31, 2014.

We have experienced rapid growth in recent periods. Our gross billings were $27.4 million, $68.0 million and $100.8 million in 2011, 2012 and 2013, respectively, representing growth rates of 148% from 2011 to 2012 and 48% from 2012 to 2013. Our gross billings were $22.6 million and $30.3 million in the three months ended March 31, 2013 and 2014, representing a growth rate of 34%. Our total revenue was $13.9 million, $40.9 million and $105.6 million in 2011, 2012 and 2013, respectively. Our total revenue for the three months ended March 31, 2013 and 2014 was $25.8 million and $28.2 million, respectively. Revenue from subscription and perpetual licenses in 2013 represented approximately 14% and 66% of total revenue in 2013, respectively, and 21% and 52% of total revenue in the three months ended March 31, 2014. The balance, constituting 20% and 27% of total revenue for 2013 and the three months ended March 31, 2014, respectively, was software support and services revenue, including revenue from agreements to provide software upgrades and updates, as well as technical support, to customers with perpetual software licenses. Excluding $21.1 million, $7.5 million and $1.6 million, respectively, of revenue recognized from perpetual licenses delivered prior to 2013, our total revenue was $84.5 million, $18.3 million and $26.7 million in 2013 and the three months ended March 31, 2013 and 2014, respectively. We have incurred net losses of $25.7 million, $46.5 million, $32.5 million and $14.0 million in 2011, 2012, 2013 and the three months ended March 31, 2014, respectively. See “Selected Consolidated Financial Data—Key Metrics” for more information and a reconciliation of gross billings to total revenue.

Industry Background

The proliferation of smartphones and tablets has transformed the way users interact with applications and content in their personal lives. Apps have become an important way that users conduct commerce, manage their lives and access content. Users are also becoming increasingly self-sufficient with mobile technology. Having benefitted from this transformation in their personal lives, users increasingly demand a similar mobile experience at the workplace. This is pressuring global enterprise IT organizations to enable access to apps, content and critical business processes on mobile devices, creating a better user experience.

•	Mobility is a Transformation of Historic Proportions. Past significant technology transitions including the migrations from mainframe to PCs and client/server to the Internet affected enterprises of all sizes in every industry. We believe we are in the early stages in the emergence of mobility, which is already changing the way people work, impacting IT architectures and altering the technology industry landscape.

•	Adoption of Mobile is Outpacing Previous IT Transitions. The adoption of mobile technology has significantly outpaced previous technology transitions. In a short period of time, smartphones, tablets and mobile applications have seen broad proliferation. According to IDC, there were 1.2 billion smartphones and tablets shipped in 2013, of which 218 million were business-use smartphones and commercial-use tablets. The rapid penetration of mobile technology in the workplace has challenged IT organizations to keep pace.

•	We Have Entered the Mobile First Era. The transition to mobile has created an environment in which enterprise users expect access to critical applications and sensitive content anytime and anywhere,

creating new challenges for IT. Mobile First organizations can transform their businesses by giving their users secure access to critical business processes on devices that they want with a native user experience. By allowing users to be productive on smartphones and tablets, these organizations can benefit from increased user engagement and optimized business processes.

•	Mobile Requires a New Infrastructure and Organization. A mobile IT platform provides users with secure access to the applications and content they need, wherever they are, on devices of their choosing and allows IT to secure and manage corporate data while preserving user privacy and ease of use. This results in the creation of a new IT team that is tasked to drive mobile technology and is unbounded by existing vendor relationships.

Limitations of Legacy Approaches

The mobile transformation is happening at a rapid pace and at massive scale, exposing many issues with traditional approaches to managing and securing enterprise data and computers in the enterprise:

•	Reliance on Single-OS Architectures. IT has traditionally taken an operating system-specific approach to security. Legacy architectures are challenged to manage the diversity of consumer mobile devices and operating systems and the rapid release of new devices and software.

•	Inability to Control OS Upgrades. Traditionally, IT unilaterally managed the PC environment and controlled the availability and cadence of upgrades. In a multi-OS world, IT no longer controls the rate of adoption, as users choose when to upgrade to the latest version.

•	Legacy Security and Management Systems Not Designed For Mobile. Legacy security and management systems are composed of many layers such as patch management tools, virtualization products, and numerous security, compliance and application management technologies, resulting in a complex and costly architecture. Each of these layers is focused on performing a specific task that is either unnecessary or unfeasible to retrofit in the mobile world.

•	Challenges Managing New Device Ownership Models. In the PC era, IT had control over corporate desktops and laptops, with the ability to “wipe and re-image” to enforce security and compliance policies. This approach is not viable in a BYOD world when a device contains both business and personal data.

•	Limited Ability to Secure and Manage Applications. Legacy approaches are limited in their ability to provide IT with the infrastructure and controls required to secure and manage the rapid proliferation of mobile apps and content while simultaneously providing an acceptable mobile user experience. Familiar app store approaches for managing and distributing apps in consumer environments are not readily available from legacy vendors for use in the enterprise and across operating systems.

•	Conflicting Interests of Legacy Vendors. Given the diversity of mobile devices in the enterprise today, most enterprises operate in a multi-OS world. The PC and operating system manufacturers are vested in promoting their own devices and operating systems, and therefore their interests are often not aligned with those of enterprise IT.

Requirements of a Mobile IT Platform

Key Requirements for Users

•	Choice of Devices and Operating System. Users are demanding the ability to choose their own device, use it for work and change it as often as they wish. 90% of American workers use their own smartphones for work, according to a study conducted by a network of Cisco partners.

•	Availability of Apps and Content for Improved Productivity. Users want to use apps that are familiar to them to improve productivity and easily gain access to corporate content and documents.

•	Preservation of Privacy. Users want to feel confident that enterprise IT will not access or delete their personal information.

•	Ease of Use. Users increasingly expect to have access to their corporate apps and content on their device in a way that does not disrupt the native user experience.

Key Requirements for IT

•	Security and Compliance. IT requires a method to secure corporate data while preserving the privacy of personal information and allowing users to use their personal applications.

•	Multi-OS Support at Scale. IT requires a mobile IT platform capable of supporting users and devices at global enterprise scale across a variety of rapidly evolving mobile operating systems and next-generation laptop operating systems such as Windows 8.1 and OS X.

•	Access Control and Authentication. IT needs a centralized enforcement mechanism to enable access control and authentication to apps and content for users with devices that are most often located outside of the corporate firewall.

•	Business Enablement. IT needs to be able to provide users with mobile access to email, mobile applications, web resources and content that enables them to be productive. IT also needs to enable users to securely access enterprise content repositories.

•	Ease of Integration. IT departments need a mobile IT platform that can quickly, cost-effectively and easily integrate with their existing directory, security, content and management infrastructure. In addition, IT requires the flexibility to use a mobile IT platform either as a cloud service or deployed on-premise.

Our Solution—The MobileIron Platform

We invented a purpose-built mobile IT platform for enterprises to secure and manage mobile applications, content and devices while providing their employees with device choice, privacy and a native user experience. Customers use our platform as the technology foundation on their journey to become Mobile First organizations, embracing mobility as a primary computing platform. Mobile First organizations transform their businesses by giving their users secure access to critical business applications and content on devices users want with the native user experience they expect. Our mobile IT platform is architected so that IT can define policies protecting enterprise data in real time both on the device and as it moves between the devices and enterprise systems. Our platform enables application developers to secure their mobile apps in order to make them enterprise-ready. Technology vendors leverage our platform extensibility to integrate their existing products and solutions to augment them with mobile IT functionality. IT organizations use our platform application programming interfaces, or APIs, to integrate our mobile IT platform with their existing IT infrastructure.

To address the unique challenges of mobile, our platform is composed of three integrated and distributed software components: a mobile IT policy server that allows IT to define security and management policies across popular mobile operating systems, software on the device to enforce those policies at the mobile end-point, and an intelligent gateway that secures data as it moves between the device and back-end enterprise systems. Each component is distributed to accommodate corporate IT environments and integrated into a single solution for a simplified management experience. Customers, independent application vendors and technology vendors leverage our extensible interfaces to add value to our platform, and in turn, mobilize and secure their applications and content.

How We Provide Value to Users

•	Device and OS Choice. We offer broad support for mobile devices, allowing users to choose the device and operating system they want and enabling IT to provide support for those devices. Our platform is focused on providing a native user experience across popular operating systems.

•	Platform for App Selection. Our mobile IT platform supports mobile apps securely on mobile devices. We enable users to download and receive automatic configuration settings of customer-developed and third-party apps through our enterprise app storefront that combines the user experiences found in the consumer world with enterprise requirements.

•	Mobile Access to Enterprise Content from Anywhere. Our platform enables user access to internal websites and web applications, as well as enterprise content and document repositories from anywhere, including outside the enterprise firewall. Users can also utilize popular cloud-based collaboration and storage tools for business use.

•	Trust and Privacy. Our solution allows users to maintain the privacy of their personal information regardless of their access to enterprise content and apps on the same device.

•	Native User Experience. Our platform protects corporate data while maintaining the user experience that is native on their device.

How We Provide Value to IT

•	Effective Data Security and Compliance. Our platform enables IT managers to secure corporate data on mobile devices. Our solution is designed to meet the rigorous and ever-evolving security demands of a wide range of enterprises, while preserving the native device experience for users.

•	Multi-OS Management at Scale. Using our platform, global enterprises can support user choice of devices and operating systems across both personal and corporate devices.

•	Enhanced Productivity with App Management and Content Integration. Our platform enables the comprehensive management of mobile apps and content for business users. We create the capability for IT to make apps, web resources and content available. We also securely manage access to enterprise resources and restrict them based on defined policies.

•	Deployment and Pricing Flexibility. Our customers can choose between using our platform as a cloud service or by deploying it on-premise. We also offer the flexibility to choose between pricing models, which include subscription or perpetual licensing options.

•	Cost-Effective and Easy Integration. Our platform provides application programming interfaces to allow cost-effective and easy integration with existing IT infrastructure. In addition, our Technology Alliance partnership program allows leading technology vendors to extend our platform with their products.

•	Comprehensive Platform to Enable the Mobile First Journey. Our platform enables our customers to transition to mobile as a primary computing platform throughout all stages of the Mobile First journey, from device enablement and security to managed content and applications.

•	Customer-Defined Privacy Framework. Employee adoption of BYOD initiatives depends on the credible and clear separation of enterprise applications and data and personal information on the device, as well as the privacy of such data. Our platform enables customers to customize their privacy policies and support BYOD initiatives. We provide mobile device management (MDM) capabilities to enable customers to selectively wipe business data on a user’s device, including business email, apps, content, settings, and certificates, without wiping personal content contained on the device. Without a mobile IT solution such as ours, if a device is lost or compromised, the IT administrator’s only option would be to wipe the entire device of all personal and corporate content. Our platform, on the other hand, allows customers to apply more granular controls, whether with regard to viewing data or wiping data, than would otherwise be possible. With our granular privacy framework, the IT administrator can both alleviate user privacy concerns and lessen the customer’s burden of complying with a wide range of privacy laws.

Our Market Opportunity

We estimate that the size of the global mobile IT market will be $27 billion for 2014 and will grow to approximately $49 billion in 2017, based on the projected number of smartphones and tablets to be used in enterprises, multiplied by the estimated amount that enterprises will spend annually to secure and manage corporate email, data and applications on those devices. According to IDC, 280 million business-use smartphones and commercial-use tablets will be shipped in 2014 with 480 million of such devices expected to be shipped in 2017. Based on a two-year device replacement cycle, we estimate a global installed base of 498 million smartphones and tablets in 2014 growing to 887 million by 2017, representing a compounded annual growth rate of 21%. Gartner estimated in 2012 that the total cost of mobile IT management software is approximately $55 per device annually. We believe the costs to secure and manage enterprise mobility will grow as enterprises transform their businesses into Mobile First organizations.

We believe that as enterprises make the transition to mobile, an increasing number of dollars will be shifted away from the PC ecosystem and invested into technologies that enable enterprise users to work on mobile devices. As the world moves towards Mobile First, we believe our platform enables us to own a strategic position in the enterprise architecture. Our opportunity is to be the core platform inside the enterprise IT architecture for delivering mobility.

Our Competitive Strengths

•	Comprehensive Solution for the Transition to a Mobile First Organization. Our platform can be adopted in stages to support the Mobile First journey of an organization, which allows our customers to integrate mobile technology at a pace that suits their business requirements and matches the technical ability of their users and corporate IT resources.

•	Platform Architected for Mobile IT. Our mobile IT platform was purpose-built to address the rapidly-evolving and complex mobile requirements of users, IT and the mobile IT ecosystem. We believe that our distributed platform architecture, based on a mobile IT policy server, in-line security gateway, and mobile device client software is the optimal way of delivering services to enable Mobile First organizations.

•	Application Platform for Users and IT. Customers use our app storefront as the primary distribution model for mobile applications to employees. Customers also use AppConnect technology to accelerate adoption of mobile apps, easily configuring and increasing security for data at rest and data in motion. AppConnect is our technology that allows mobile applications to be secured and managed by our platform. By combining consumer world sensibilities with enterprise requirements, our mobile IT platform underpins the end to end lifecycle for enterprise mobile applications.

•	Network Effects of our Platform. Our platform benefits from positive network effects that are the result of the strength of our ecosystem. Our ecosystem includes customer-developed and third-party applications that utilize our application integration technology and leading technology vendors that have integrated with our platform. Platform effects include our ecosystem partners accelerating enterprise adoption of their products that use AppConnect, our application container solution, and customers choosing our platform because of our ecosystem of AppConnect partners. As of February 28, 2014, we had 139 AppConnect partners and 36 Technology Alliance partners who have integrated, or are in the process of integrating, with our platform. In addition, our customers have utilized AppConnect to secure over 1,000 internally developed applications.

•	World Class Global Customer Success Organization. Our global Customer Success organization provides global technology support, implementation and best practices toolkits, education and online training as well as strategic account management to build trusted customer relationships. Our global Customer Success team has developed the depth and breadth of expertise to provide our customers with the support required on their journey to become Mobile First.

•	Our Channel-Focused Sales Model with Global Reach. We have a strong global network of channel partners that drive customer and sales growth across all customer segments. We work with diverse channel partners to maximize global sales reach and provide efficient customer service.

•	Large Installed Base with Deep Customer Relationships. We have sold our products to over 6,000 customers of varying sizes across a broad range of industry verticals. We believe that the deep relationships we enjoy with many of our customers enable us to identify high priority requirements, develop key strategic insights, improve our solution, and share mobile IT best practices with other customers.

•	Flexible Deployment and Pricing Model. We offer our customers the choice of using our platform either as a cloud service or deployed on-premise. We offer pricing flexibility with subscription or perpetual licensing options, which allows a customer to pay for our platform through either its capital or operating budget.

Our Growth Strategy

•	Maintain our Mobile IT Technological Leadership. Gartner has identified us as a Leader for three consecutive years in the Magic Quadrant for Mobile Device Management Software. We believe mobile device management, or MDM, represents a subset of our mobile IT platform and business opportunity. We intend to continue to invest in our product development efforts to remain at the forefront of the mobile IT landscape.

•	Expand our Ecosystem and Network Effects of our Platform. We intend to continue to expand our ecosystem to further extend the value of our platform and offer a more comprehensive solution to our customers.

•	Win New Customers. We believe that our market is large and untapped with a significant number of enterprises that have yet to deploy a mobile IT platform. We have made and expect to continue to make significant investments in sales, marketing, channels and partnerships to acquire new customers.

•

Expand within our Existing Customers. We intend to expand within our existing customer base to grow our revenue. We believe that our existing customer base serves as a strong source of incremental revenue as more mobile users require secure access to corporate apps, data and content. As of March 31, 2014, we estimate that we have sold perpetual and subscription licenses for mobile devices representing between 22% and 40% of the total number of mobile devices within our existing U.S. customer base, based upon third-party estimates of the number of employees within each of our customers, our own assumptions regarding the number of those employees who require mobile IT solutions, and the assumption that each of these employees will use one to two devices.

•	Build and Upsell New Products. A key aspect of our strategy is to invest in development efforts to add new products to our platform to sell to new and existing customers. Due to the evolving mobile IT landscape, we are continuing to develop new offerings to address expected customer requirements. Additional products include AppConnect, Docs@Work, which provides the user with a secure content container on the device, as well as secure access to back-end data repositories, Web@Work, which is a secure browser for accessing web applications within the corporate intranet, and Help@Work, which enables users to request and get IT help directly from their iOS devices. Most recently, we introduced MobileIron Tunnel, which allows any managed iOS 7 application to securely access enterprise resources without requiring a traditional virtual private network, or VPN, connection.

•	Maintain Positive Customer References. Beyond customer retention, we believe that the success of our customers is critical to expanding and upselling our customer base. We intend to further expand our global Customer Success organization’s capabilities.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	We have a limited operating history, which makes it difficult to evaluate our prospects and future financial results;

•	We have a history of operating losses and may not achieve or maintain profitability in the future;

•	Our operating results may fluctuate significantly and be unpredictable;

•	Our customers may not place significant follow-on orders, renew with us or purchase additional solutions;

•	We must successfully develop new solutions and enhancements to our existing solutions to respond promptly to rapidly evolving markets;

•	We face intense competition;

•	We have experienced rapid growth in recent periods and may not be able to manage this growth and expansion;

•	Defects in our solutions could result in data breaches or other disruption, subject us to substantial liability and harm our business;

•	The prices of our solutions may decrease, or we may change our licensing or subscription renewal programs or bundling arrangements, which may reduce our revenue;

•	Changes by operating system providers and mobile device manufacturers could impair our product development efforts, product strategy and business;

•	A failure of our product strategy with regard to mobile apps and content management would harm our business;

•	We have been sued by third parties for alleged infringement of their proprietary rights and may be sued in the future; and

•	Our failure to adequately separate and protect personal information could harm our business.

Corporate Information

Our principal executive offices are located at 415 East Middlefield Road, Mountain View, CA 94043, and our telephone number is (650) 919-8100. Our website is www.mobileiron.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. We were incorporated in Delaware in July 2007.

“MobileIron,” the MobileIron logos and other trade names, trademarks or service marks of Mobile Iron, Inc. appearing in this prospectus are the property of Mobile Iron, Inc. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Emerging Growth Company

The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “Emerging Growth Companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of our initial public offering.

For certain risks related to our status as an emerging growth company, see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We are an ‘Emerging Growth Company,’ and any decision on our part to comply only with certain reduced disclosure requirements applicable to Emerging Growth Companies could make our common stock less attractive to investors.”

THE OFFERING

Common stock offered by us	shares

Over-allotment option	shares

Common stock to be outstanding after this offering	shares ( shares, if the underwriters exercise their over-allotment option in full).

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $         million at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We currently intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. See “Use of Proceeds.”

Risk factors

See the section titled “Risk Factors” beginning on page 15 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ symbol	“MOBL”

The number of shares of our common stock to be outstanding after this offering is based on 88,953,141 shares of common stock outstanding as of March 31, 2014, including 2,969,987 shares issued pursuant to early exercise of stock options or as restricted stock that are subject to repurchase as of that date, and excludes the following shares:

•	22,400,289 shares of our common stock issuable upon the exercise of options outstanding under our 2008 Stock Plan as of March 31, 2014, with a weighted average exercise price of $2.54 per share;

•	697,100 shares of common stock issuable upon the exercise of options that were granted after March 31, 2014, with an exercise price of $5.12 per share;

•	11,400,000 shares of our common stock to be reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective in connection with this offering and contains provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans”;

•	2,900,000 shares of our common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective in connection with this offering and contains provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans”; and

•	407,053 shares of common stock issued in connection with an acquisition.

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 69,505,829 shares of our common stock, which will occur immediately prior to the completion of this offering;

•	no exercise by the underwriters of their over-allotment option; and

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the summary consolidated financial data in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes, all included elsewhere in this prospectus.

The summary consolidated financial data as of December 31, 2013 and for 2011, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data presented below for the three months ended March 31, 2013 and 2014, and the consolidated balance sheet data as of March 31, 2014, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our annual consolidated financial statements and, in the opinion of management, include all adjustments of a normal, recurring nature that are necessary for the fair presentation of the financial information set forth in those statements. Our results of operations for any prior period are not necessarily indicative of results of operations that should be expected in any future periods.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:

Revenue:
Perpetual license	$10,130	$26,251	$69,810	$19,194	$14,675
Subscription	1,106	5,617	15,085	2,737	5,966
Software support and services	2,620	9,022	20,679	3,890	7,572

Total revenue	13,856	40,890	105,574	25,821	28,213

Cost of revenue:
Perpetual license	1,111	1,930	3,327	765	1,111
Subscription	871	2,998	3,684	861	1,240
Software support and services	3,216	6,742	9,489	2,089	2,886

Total cost of revenue(1)	5,198	11,670	16,500	3,715	5,237

Gross profit	8,658	29,220	89,074	22,106	22,976

Operating expenses:
Research and development(1)	8,052	23,773	36,400	8,850	10,299
Sales and marketing(1)	23,092	45,979	68,309	13,760	21,764
General and administrative(1)	3,054	7,223	12,081	2,450	4,608
Amortization of intangible assets	—	52	208	52	52
Impairment of in-process research and development	—	—	3,925	—	—

Total operating expenses	34,198	77,027	120,923	25,112	36,723

Operating loss	(25,540)	(47,807)	(31,849)	(3,006)	(13,747)
Other expense, net	131	137	396	85	97

Loss before income taxes	(25,671)	(47,944)	(32,245)	(3,091)	(13,844)
Income tax expense (benefit)	46	(1,433)	252	51	118

Net loss	$(25,717)	$(46,511)	$(32,497)	$(3,142)	$(13,962)

Net loss per share, basic and diluted	$(3.27)	$(4.32)	$(2.33)	$(0.24)	$(0.88)

Weighted average shares used to compute net loss per share, basic and diluted	7,874,208	10,774,366	13,933,584	12,875,834	15,868,448

Pro forma net loss per share, basic and diluted(2)			$(0.42)		$(0.16)

Pro forma weighted average shares used to compute net loss per share, basic and diluted(2)			77,298,283		85,336,775

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Cost of revenue	$44	$173	$327	$81	$101
Sales and marketing	375	1,063	1,893	426	616
Research and development	144	2,565	5,238	1,592	1,248
General and administrative	190	483	931	177	436

Total stock-based compensation expense	$753	$4,284	$8,389	$2,276	$2,401

(2)	Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all outstanding shares of convertible preferred stock into 69,505,829 shares of common stock. See Note 12 to our consolidated financial statements for an explanation of the method used to determine the number of shares used in computing historical and pro forma basic and diluted net loss per common share.

	As of March 31, 2014

	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$64,444	$64,444
Working capital	40,845	40,845
Total assets	102,991	102,991
Total deferred revenue	42,836	42,836
Short-term borrowings	3,300	3,300
Convertible preferred stock	162,253	—
Accumulated deficit	(142,796)	(142,796)
Total stockholders’ (deficit) equity	(120,050)	42,203

(1)	Pro forma amounts give effect to the conversion of the outstanding shares of our convertible preferred stock into an aggregate of 69,505,829 shares of our common stock, which will occur immediately prior to the completion of this offering.
(2)	Pro forma as adjusted amounts give effect to the pro forma adjustments and the issuance and sale of shares of common stock by us in the offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds of the offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ , or $ if the underwriters exercise their option to purchase additional shares in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered by us would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ , assuming that the assumed initial public offering price of $ per share remains the same, after deducting the estimated underwriting discounts and commissions payable by us.

Key Metrics

We monitor the following key metrics:

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Gross billings	$27,397	$68,044	$100,825	$22,583	$30,298
Year-over-year percentage increase		148%	48%		34%
Recurring billings	$6,985	$22,812	$45,395	$8,830	$15,758
Percentage of gross billings	25%	34%	45%	39%	52%
Non-GAAP gross profit	$8,702	$29,416	$89,677	$22,256	$23,146
Non-GAAP gross margin	63%	72%	85%	86%	82%
Free cash flow	$(15,500)	$(25,420)	$(27,794)	$(3,704)	$(10,833)

Gross billings. We define gross billings as total revenue plus the change in deferred revenue in a period. The gross billings we record in any period reflect sales to new customers plus renewals and additional sales to existing customers. We use gross billings as a performance measurement because we bill our customers at the time of sale of our solutions and recognize revenue either upon delivery or ratably over subsequent periods. In addition, we have monitored gross billings because the establishment of VSOE commencing January 1, 2013 with respect to perpetual license revenue made it difficult to compare periods and understand growth in our business. Accordingly, we believe gross billings provide valuable insight into the sales of our solutions and the performance of our business.

Recurring billings. We define recurring billings generally as total revenue less perpetual license and professional services revenue plus the change in deferred revenue for subscription and software support arrangements in a period, adjusted for nonrecurring perpetual license billings. The portion of our billings to service providers that are transacted on a monthly basis are included in recurring billings. We monitor our recurring billings because they help us understand product mix shifts, the impact those mix shifts may have on cash flows and the predictability of our future revenues. Our recurring billings have increased as a percentage of gross billings from 25% in 2011 to 45% in 2013 and 52% in the three months ended March 31, 2014.

Non-GAAP gross profit and margin. We define non-GAAP gross profit as our total revenue less cost of revenue, adjusted to exclude stock-based compensation and amortization of intangibles assets. We define non-GAAP gross margin as a percentage of total revenue. Non-GAAP gross profit and margin are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short-term and long-term operating and compensation plans. In particular, non-GAAP gross profit and margin exclude certain non-cash expenses and can provide useful measures for period-to-period comparisons of our core business. Excluding the impact of $21.1 million, $7.5 million and $1.6 million of revenue recognized in 2013 and the three months ended March 31, 2013 and 2014, respectively, with respect to perpetual licenses delivered prior to 2013, our non-GAAP gross margin was 81% in 2013 and the three months ended March 31, 2013 and 2014.

Free cash flow. We define free cash flow as cash used in operating activities less the amount of purchases of property and equipment. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that, after the purchases of property and equipment, can be used for strategic opportunities.

See “Selected Consolidated Financial Data—Key Metrics” for more information and reconciliations of non-GAAP financial measures to their most directly comparable financial measures calculated in accordance with GAAP.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto.

Risks Related to Our Business and Industry

We have a limited operating history, which makes it difficult to evaluate our prospects and future financial results and may increase the risk that we will not be successful.

Although we were incorporated in 2007, we did not commercially release the MobileIron platform until 2009, and we did not release our mobile application containerization and mobile content management solutions until 2012. As a result of our limited operating history, our ability to forecast our future operating results is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly changing markets. If our assumptions regarding these uncertainties are incorrect or change in reaction to changes in our markets, or if we do not manage or address these risks successfully, our results of operations could differ materially from our expectations, and our business could suffer. Any success that we may experience in the future will depend, in large part, on our ability to, among other things:

•	retain and expand our customer base on a cost-effective basis;

•	increase revenues from existing customers as they add users or devices;

•	increase revenues from existing customers as they purchase additional solutions;

•	successfully compete in our markets;

•	continue to add features and functionality to our solutions to meet customer demand;

•	gain market traction with our MobileIron cloud platform and our mobile apps and content management solutions;

•	continue to invest in research and development;

•	scale our internal business operations in an efficient and cost-effective manner;

•	scale our global Customer Success organization to make our customers successful in their mobile IT deployments;

•	continue to expand our solutions across mobile operating systems and device platforms;

•	make our service provider partners successful in their deployments of our solutions and technology;

•	successfully expand our business domestically and internationally;

•	successfully protect our intellectual property and defend against intellectual property infringement claims; and

•	hire, integrate and retain professional and technical talent.

We have had net losses each year since our inception and may not achieve or maintain profitability in the future.

We have incurred net losses each year since our inception, including net losses of $25.7 million, $46.5 million and $32.5 million in 2011, 2012 and 2013, respectively, and and had a net loss of $14.0 million for three months ended March 31, 2014. As of March 31, 2014, our accumulated deficit was $142.8 million. While we have experienced significant revenue growth over recent periods, we may not be able to sustain or increase our growth or achieve or sustain profitability in the future. Revenue growth may slow or revenue may decline for a number of reasons, including increasing competition, changes in pricing model, a decrease in size or growth of the mobile IT market, or any failure to capitalize on growth opportunities. In addition over the past year, we have significantly increased our expenditures to support the development and expansion of our business, which has resulted in increased losses. We plan to continue to invest for future growth, including additional investment in sales and marketing and research and development, and as a result, we do not expect to be profitable for the foreseeable future. In addition, as a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. As a result of these increased expenditures, we will have to generate and sustain increased revenues to achieve future profitability. We may incur significant losses in the future for a number of reasons, including without limitation the other risks and uncertainties described in this prospectus. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future. The timing and size of sales of our solutions makes our revenues highly variable and difficult to predict and can result in significant fluctuations in our revenue from period to period. Historically, a substantial portion of our revenue has been generated from sales of software solutions sold as perpetual licenses to large enterprise companies, which tend to close near the end of a given quarter. Further, other customers’ buying patterns and sales cycles can vary significantly from quarter to quarter and are not subject to an established pattern over the course of a quarter. Accordingly, at the beginning of a quarter, we have limited visibility into the level of sales that will be made in that quarter. If expected revenue at the end of any quarter is reduced or delayed for any reason, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenue, and even a small shortfall in revenue could disproportionately and adversely affect our operating margin, operating results or other key metrics for a given quarter.

Our operating results may fluctuate due to a variety of other factors, many of which are outside of our control, and any of which may cause our stock price to fluctuate. In addition to other risks listed in this “Risk Factors” section, factors that may affect our operating results include, but are not limited to:

•	the inherent complexity, length and associated unpredictability of our sales cycles for our solutions;

•	the extent to which our customers and prospective customers delay or defer purchase decisions in a quarter, particularly in the last few weeks of the quarter, which is when we typically complete a large portion of our sales for a quarter;

•	our ability to develop and release in a timely manner new solutions, features and functionality that meet customer requirements;

•	changes in pricing due to competitive pricing pressure or other factors;

•	reductions in customers’ IT budgets and delays in the purchasing cycles of our customers and prospective customers;

•	variation in sales channels or in mix of solutions sold, including the mix of solutions sold on a perpetual license versus a subscription or MRC basis;

•	the timing of recognizing revenue in any given quarter as a result of revenue recognition accounting rules, including the extent to which revenue from sales transactions in a given period may not be recognized until a future period or, conversely, the satisfaction of revenue recognition rules in a given period resulting in the recognition of revenue from transactions initiated in prior periods;

•	changes in our mix of revenue as a result of our different deployment options and licensing models and the ensuing revenue recognition effects;

•	changes in foreign currency exchange rates; and

•	general economic conditions in our domestic and international markets.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

If our customers do not place significant follow-on orders to deploy our solutions widely throughout their companies, or if they do not renew with us or if they do not purchase additional solutions, our future revenue and operating results will be harmed.

In order to increase our revenues we must continually grow our customer base and increase the depth and breadth of the deployments of our solutions with our existing customers. While customers may initially purchase a relatively modest number of licenses, it is important that they later expand the use of our software on substantially more devices or for more users throughout their business. We also need to upsell—to sell additional solutions—to the same customers. Our strategy also depends on our existing customers renewing their software support or subscription agreements with us. Because of the number of participants and consolidation in the mobile IT market, customers may delay making initial purchase orders or expanding orders as they take into account the evolving mobile IT landscape. Also, if we do not develop new solutions, features and functionality that meet our customers’ needs, they may not place upsell orders or expand orders. The rate at which our customers purchase additional solutions depends on a number of factors, including the perceived need for additional solutions, features or functionality, the perceived reliability of our solutions and other competitive factors, such as pricing and competitors’ offerings. If our efforts to sell additional licenses to our customers and to upsell additional solutions to our customers are not successful, our business may suffer.

Further, existing customers that purchase our solutions have no contractual obligation to purchase additional solutions after the initial subscription or contract period, and given our limited operating history, we are unable to accurately predict our customer expansion or renewal rates. Our customers’ expansion and renewal rates may decline or fluctuate as a result of a number of factors, including the level of their satisfaction with our solutions or our customer support, customer budgets and the pricing of our solutions compared with the solutions offered by our competitors, any of which may cause our revenue to grow more slowly than expected, if at all.

For smaller or simpler deployments, the switching costs and time are relatively minor compared to traditional enterprise software deployments and a customer may decide not to renew with us and switch to a competitor’s offerings. Accordingly, we must invest significant time and resources in providing ongoing value to our customers. If these efforts fail, or if our customers do not renew for other reasons, or if they renew on terms less favorable to us, our revenue may decline and our business will suffer.

We compete in rapidly evolving markets and must develop new solutions and enhancements to our existing solutions. If we fail to predict and respond rapidly to emerging technological trends and our customers’ changing needs, we may not be able to remain competitive.

Our markets are characterized by rapidly changing technology, changing customer needs, evolving operating system standards and frequent introductions of new offerings. To succeed, we must effectively anticipate, and adapt in a timely manner to, customer and multiple operating system requirements and continue to develop or acquire new solutions and features that meet market demands and technology trends. Likewise, if our competitors introduce new offerings that compete with ours or incorporate features that are not available in our solutions, we may be required to reposition our solutions or introduce new solutions in response to such competitive pressure. We may not have access to or have adequate notice of new operating system developments, and we may experience unanticipated delays in developing new solutions and cloud services or fail to meet customer expectations for such solutions. If we fail to timely develop and introduce new solutions or enhancements that respond adequately to new challenges in the mobile IT market, our business could be adversely affected, especially if our competitors are able to more timely introduce solutions with such increased functionality.

We have a primary back-end technology platform that can be used as a cloud service or deployed on premise and a second back-end platform that is purpose-built as a cloud-only large scale, multi-tenant platform. We must continually invest in both platforms, and the existence of two back-end technology platforms makes engineering more complex and expensive and may introduce compatibility challenges. We have made significant investments in the cloud-only platform and have not yet gained substantial market traction with the cloud-only platform. Should our MobileIron cloud-only platform fail to achieve substantial market traction, we would lose the value of our investment and our business and operating results may be harmed.

Further, we may be required to commit significant resources to developing new solutions before knowing whether our investments will result in solutions that the market will accept. These risks are greater in the mobile IT market because our software is deployed on phones and tablets that run on different operating systems such as iOS, Android and Windows Phone, and these multiple operating systems change frequently in response to consumer demand. As a result, we may need to release new software updates at a much greater pace than a traditional enterprise software company that supports only PCs. We may experience technical design, engineering, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new solutions and enhancements on both of our technology platforms. As a result, we may not be successful in modifying our current solutions or introducing new ones in a timely or appropriately responsive manner, or at all. If we fail to address these changes successfully, our business and operating results could be materially harmed.

Finally, all of our additional solutions require customers to use our MobileIron platform, whether deployed on-premise or through our cloud service. As such, virtually all of our revenue depends on the continued adoption and use of our MobileIron platform. If customers and prospective customers decided to stop using or purchasing the MobileIron platform, our product strategy would fail and our business would be harmed.

We are in a highly competitive market, and competitive pressures from existing and new companies may harm our business, revenues, growth rates and market share. In addition, there has been consolidation in our market, and a number of our current or potential competitors have longer operating histories, greater brand recognition, larger customer bases and significantly greater resources than we do.

Our market is intensely competitive, and we expect competition to increase in the future from established competitors, consolidations and new market entrants. Our major competitors include Citrix, Good Technology, IBM and VMware. A number of our historical competitors have been purchased by large corporations. For example, Zenprise acquired Sparus and was then acquired by Citrix, AirWatch was acquired by VMware and Fiberlink was acquired by IBM. These large corporations have longer operating histories, greater name recognition, larger customer bases, more channel partners, and significantly greater financial, technical, sales, marketing and other resources than we have. Consolidation is expected to continue in our industry. As a result of consolidation, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the promotion and sale of their solutions and services, initiate or withstand substantial price competition, take advantage of acquisitions or other opportunities more readily, and develop and expand their solution and service offerings and features more quickly than we can. In addition, certain of our competitors may be able to leverage their relationships with customers based on an installed base of solutions or to incorporate functionality into existing solutions to gain business in a manner that discourages customers from purchasing our solutions, including through selling at zero or negative margins or through solution bundling. Potential customers may have invested substantial personnel and financial resources and established deep relationships with these much larger enterprise IT vendors, which may make them reluctant to work with us regardless of solution performance or features. Potential customers may prefer to purchase a broad suite of solutions from a single provider, or may prefer to purchase mobile IT solutions from an existing supplier rather than a new supplier, regardless of performance or features.

We expect competition to intensify in the future as new and existing competitors introduce new solutions into our market. In addition, some of our competitors have entered into partnerships or other strategic relationships to offer a more comprehensive solution than they individually had offered. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. This competition has resulted in the past and could in the future result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses, and failure to increase, or the loss of, market share, any of which could harm our business, operating results or financial condition. Competitors’ offerings may in the future have better performance, better features, lower prices and broader acceptance than our solutions, or embody new technologies, which could render our existing solutions obsolete or less attractive to customers. If we fail to keep up with technological changes or to convince our customers and potential customers of the value of our solutions, our business, operating results and financial condition could be materially and adversely affected.

Changes in features and functionality by operating system providers and mobile device manufacturers could cause us to make short-term changes in engineering focus or product development or otherwise impair our product development efforts or strategy and harm our business.

Our platform depends on interoperability with operating systems, such as those provided by Apple, Google and Microsoft, as well as device manufacturers. Because mobile operating systems are released more frequently than legacy PC operating systems, and we typically have limited advance notice of changes in features and functionality of operating systems and mobile devices, we may be forced to divert resources from our preexisting product roadmap in order to accommodate these changes. In addition, if we fail to enable IT departments to support operating system upgrades upon release, our business and reputation could suffer. This could disrupt our product roadmap and cause us to delay introduction of planned solutions, features and functionality, which could harm our business.

Operating system providers have included, and may continue to include, features and functionality in their operating systems that are comparable to certain of our solutions, features and/or functionality, thereby making our platform less valuable. The inclusion of, or the announcement of an intent to include, functionality perceived to be similar to that offered by our mobile IT solutions in mobile operating systems may have an adverse effect on our ability to market and sell our solutions. Even if the functionality offered by mobile operating system providers is more limited than our solutions, a significant number of potential customers may elect to accept such limited functionality in lieu of purchasing our solutions. Furthermore, some of the features and functionality in our solutions require interoperability with operating system APIs, and if operating system providers decide to restrict our access to their APIs, that functionality would be lost and our business could be impaired.

A failure of our product strategy with regard to mobile application and content management would harm our business.

Our product strategy depends on our existing and potential customers’ continued adoption of our solutions, features and functionality for both mobile application and mobile content management. Potential slow ramp of customer-built mobile business applications for iOS, Android and Windows Phone would slow the need and adoption of our platform for mobile application management and security. Additionally, the value of our AppConnect ecosystem could decrease if competitors’ SDK or app wrapping technologies are perceived to have advantages over our own, resulting in the loss of ecosystem partners. Customers’ preference for mobile applications could also shift to browser-based applications that can run on any mobile device through a web browser, which would reduce the value of our mobile application containerization solution. In addition, operating system providers could act in ways that could harm our mobile content and apps product strategy. For example,

Microsoft recently released an Office suite for iOS and Android and if this application is widely adopted by enterprises for content creation, storage and management, the value of our own mobile content management solution and the value of our ecosystem of collaboration and storage partners may diminish. If our product strategy around mobile apps and content management fails or is not as successful as we hope for these or other reasons, the value of our investment would be lost and our results of operations would be harmed.

We have experienced rapid growth in recent periods. If we are not able to manage this growth and expansion, our operating results may suffer.

We have experienced rapid growth in our customer base and have significantly expanded our operations during the past few years. In particular, we are aggressively investing in additional engineering resources to support and expand both our MobileIron cloud services and on-premise software infrastructure, our associated customer success infrastructure, our global sales and marketing infrastructure and our general and administrative and other operations infrastructure, including both personnel and facilities. Our employee headcount has increased from 431 as of March 31, 2013 to 632 as of March 31, 2014, and we plan to add employees during 2014. In addition, we hired a new Chief Financial Officer in December 2013. Our rapid growth has placed, and will continue to place, a significant strain on our administrative and operational business processes, infrastructure, facilities and other resources. For example, due to the growth of our operations, we may need to relocate and consolidate operations in the Bay Area, where our headquarters is located. Our ability to manage our operations and growth will require significant expenditures and allocation of valuable management resources to improve internal business processes and systems. Further international expansion may also be required for our continued business growth, and managing any international expansion will require additional resources and controls. If we experience increased sales and our operations infrastructure fails to keep pace with increased sales or support requirements, customers may experience disruptions in service or support, which could adversely affect our reputation and adversely affect our revenues. There is no guarantee that we will be able to continue to develop and expand our infrastructure and facilities at the pace necessary to accommodate our growth, and our failure to do so may have an adverse effect on our business. For example, we are in the process of working with certain of our service provider partners to enable them to develop and sell their own branded mobile IT cloud service solutions based on our MobileIron cloud-only platform, which could strain our existing technology operations infrastructure. If we fail to efficiently expand our engineering, sales and marketing, operations, cloud infrastructure, IT and financial organizations and systems, or if we fail to implement or maintain effective internal business processes, controls and procedures, our costs and expenses may increase more than we plan or we may fail to execute on our product roadmap or our business plan, any of which would likely seriously harm our business, operating results and financial condition.

A disruption or security breach of our cloud service could result in liabilities, lost business and reputational harm.

If a customer has deployed our cloud service, we have access to certain data in order to facilitate the operation of the software, such as the employees’ names, registration credentials, business emails, mobile phone numbers, business contact information and the list of applications installed on the mobile devices. Any security breaches and computer hacking attacks, whether through third-party action or employee error or malfeasance, could cause loss of this information, litigation, indemnity obligations and reputational harm. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Because our software is designed to enable IT administrators to secure and manage employees’ mobile devices, if an actual or perceived breach of our security occurs and data is compromised, we would likely suffer particular reputational damage, as well as loss of potential sales and existing customers. In addition, unexpected increases in demand at one customer using our cloud services may affect the overall service in unanticipated ways and may cause a disruption in service for other cloud services customers. We have experienced, and may in the future experience, disruptions, outages and other performance problems with our cloud service. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. If we sustain frequent or prolonged disruptions of our cloud services for any reason, our reputation, business and results of operations would be seriously harmed.

Defects in our solutions could result in data breaches or other disruption, subject us to substantial liability and harm our business.

Because the mobile IT market involves multiple operating platforms, we provide frequent incremental releases of solution updates and functional enhancements. Such new versions frequently contain undetected errors when first introduced or released. We have from time to time found defects in our solutions, and new errors in our existing solutions may be detected in the future. Defects in our solutions may also result in vulnerability to security attacks, which could result in claims by customers and users for losses that they sustain.

Because our customers use our solutions for important aspects of their business, any errors, defects, disruptions in service or other performance problems with our solutions could hurt our reputation and may damage our customers’ businesses. If that occurs, our customers may stop using or fail to expand use of our solutions, delay or withhold payment to us, elect not to renew and make warranty claims or other claims against us. In addition, we rely on positive customer experience in order to sell to new customers. Defects or disruptions in our solution could result in reputational harm and loss of future sales. In addition, regardless of the party at fault, errors of these kinds divert the attention of our engineering personnel from our development efforts, damage our reputation and the reputation of our solutions, cause significant customer relations problems and can result in product liability claims.

Disruptions of the third-party data centers that host our cloud service could result in delays or outages of our cloud service and harm our business.

We currently host our cloud service from third-party data center facilities operated by several different providers located around the world, such as Equinix, Amazon Web Services and Peer 1. Any damage to, or failure of, our cloud service that is hosted by these third parties, whether as a result of our actions, actions by the third-party data centers, actions by other third parties, or acts of God, could result in interruptions in our cloud service and/or the loss of data. While the third-party hosting centers host the server infrastructure, we manage the cloud services through our technological operations team and need to support version control, changes in cloud software parameters and the evolution of our solutions, all in a multi-OS environment. As we continue to add data centers and capacity in our existing data centers, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. In some cases, we have entered into contractual service level commitments to maintain uptime of at least 99.9% for our cloud services platform and if we or our third-party data center facilities fail to meet these service level commitments, we may have to issue service credits to these customers. Impairment of, or interruptions in, our cloud services may reduce our subscription revenues, subject us to claims and litigation, cause our customers to terminate their subscriptions and adversely affect our subscription renewal rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our services are unreliable.

We do not control, or in some cases have limited control over, the operation of the data center facilities we use, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct, and to adverse events caused by operator error. We cannot rapidly switch to new data centers or move customers from one data center to another in the event of any adverse event. Despite precautions taken at these facilities, the occurrence of a natural disaster, an act of terrorism or other act of malfeasance, a decision to close the facilities without adequate notice, or other unanticipated problems at these facilities could result in lengthy interruptions in our service and the loss of customer data and business.

The prices of our solutions may decrease or we may change our licensing or subscription renewal programs or bundling arrangements, which may reduce our revenue and adversely impact our financial results.

The prices for our solutions may decline for a variety of reasons, including competitive pricing pressures, discounts, a change in our mix of solutions, bundling of solutions, features and functionality by us or our competitors, potential changes in our pricing, anticipation of the introduction of new solutions, or promotional programs for customers or channel partners. Competition and consolidation continue to increase in the markets in which we participate, and we expect competition to further increase in the future, leading to increased pricing pressures. Larger competitors with more diverse product lines may reduce the price of solutions or services that compete with ours or may bundle their solutions with other solutions and services. Furthermore, we anticipate that the sales prices and gross profits for our solutions will decrease over product life cycles. If we are unable to increase sales to offset any decline in our prices, our business and results of operations would be harmed.

We continually re-evaluate our licensing programs and subscription renewal programs, including specific license models and terms and conditions. We have in the past and could in the future implement new licensing programs and subscription renewal programs or bundling arrangements, including promotional programs or specified enhancements to our current and future solutions. For example, in 2014 we intend to introduce per user pricing as an additional pricing option for our customers, which will be at a higher list price than our per device pricing. Such changes could result in deferring revenue recognition regardless of the date of the initial shipment or licensing of our solutions. Changes to our licensing programs and subscription renewal programs, including the timing of the release of enhancements, upgrades, maintenance releases, the term of the contract, discounts, promotions and other factors, could impact the timing of the recognition of revenue for our solutions, related enhancements and services and could adversely affect our operating results and financial condition.

Our ability to sell our solutions is highly dependent on the quality of our support, which is made complex by the requirements of mobile IT. Our failure to offer high quality support would have a material adverse effect on our sales and results of operations.

Once our solutions are deployed, our customers depend on our support organization or that of our channel partners to resolve any issues relating to our solutions. If we do not provide effective ongoing support, it would adversely affect our ability to sell our solutions or increase the number of licenses sold to existing customers. Our customer support is especially critical because the mobile IT market requires relatively frequent software releases. Mobile IT requires a complex set of features, functionality and controls, which makes support critical and difficult. In addition, we target Global 2000 customers, many of whom have complex networks and require higher levels of support than smaller customers. As customers deploy more licenses and purchase a broader array of our solutions, the complexity and difficulty of our support obligations increase. If we fail to meet the requirements of the larger customers, it may be more difficult to increase our deployments either within our existing Global 2000 or other customers or with new Global 2000 customers. We face additional challenges in supporting our non-U.S. customers, including the need to rely on channel partners to provide support.

We rely almost entirely on channel partners for the sale and distribution of our solutions and, in some instances, for the support of our solutions. A loss of certain channel partners, a decrease in revenues from certain of these channel partners or any failure in our channel strategy could adversely affect our business.

Virtually all of our sales are through channel partners – either telecommunications carriers, which we call service providers, or other resellers, and thus we depend on our channel partners and on our channel partner strategy for virtually all of our revenue. Our international resellers often enter into agreements directly with our mutual customers to host the software and provide other value-added services, such as IT administration. Our service provider partners often provide support to our customers and enter into similar agreements directly with our mutual customers to host the software and/or provide other value-added services. Our agreements and operating relationships with our service provider partners are complex and require a significant commitment of internal time and resources. In addition, our service provider partners are large corporations with multiple strategic businesses and relationships, and thus our business may not be significant to them in the overall context of their much larger enterprise. Even if the service provider partner considers us to be an important strategic relationship, internal processes at these large partners are sometimes difficult and time-consuming to navigate. Thus, any loss of a major channel partner or failure of our channel strategy could adversely affect our business. AT&T is our largest service provider partner and, as a reseller, was responsible for 20% of our total revenue for the year ended December 31, 2013.

Our agreements with AT&T and our other channel partners are non-exclusive and most of our channel partners have entered, and may continue to enter, into strategic relationships with our competitors. Our channel partners may terminate their respective relationships with us with limited or no notice and with limited or no penalty, pursue other partnerships or relationships, or attempt to develop or acquire solutions or services that compete with our solutions. If our channel partners do not effectively market and sell our solutions, if they choose to place greater emphasis on solutions of their own or those offered by our competitors, or if they fail to provide adequate support or otherwise meet the needs of our customers, our ability to grow our business and sell our solutions may be adversely affected. The loss of our channel partners, in particular AT&T, the failure to recruit additional channel partners, or any reduction or delay in sales of our solutions by our channel partners could materially and adversely affect our results of operations.

Additionally, we are in the process of working with certain of our service provider partners to enable them to develop and sell their own branded mobile IT cloud service solutions based on our MobileIron cloud platform. We will need to devote sufficient internal resources to enable these service providers to be successful in deploying and selling these new service provider-branded cloud service offerings, and this may strain our resources.

Our sales cycles for large enterprises can be long, unpredictable and expensive. As a result, our sales and revenue are difficult to predict and may vary substantially from period to period, which may cause our operating results to fluctuate significantly.

Our sales efforts involve educating our customers about the use and benefits of our solutions, including the technical capabilities of our solutions. Many of our large customers have very complex IT systems, mobile environments and data privacy and security requirements. Accordingly, these customers typically undertake a significant evaluation process, which frequently involves not only our solutions, but also those of our competitors, and can result in a lengthy sales cycle. We spend substantial time, money and effort on our sales activities without any assurance that our efforts will produce any sales. In addition, purchases of our solutions are frequently subject to budget constraints, multiple approvals, lengthy contract negotiations, and unplanned administrative, processing and other delays. Moreover, the evolving nature of the mobile IT market may lead prospective customers to postpone their purchasing decisions pending adoption of technology by others or pending potential consolidation in the market. As a result of our lengthy sales cycle, it is difficult to predict whether and when a sale will be completed, and our operating results may vary significantly from quarter to quarter. Even if sales are completed, the revenues we receive from these customers may not be sufficient to offset our upfront investments.

We seek to sell our solutions to large enterprises. Sales to and support of these types of enterprises involve risks that could harm our business, financial position and results of operations.

Our growth strategy is dependent, in part, upon increasing sales of our solutions to large enterprises. Sales to large customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller entities. These risks include:

•	more complicated network requirements, which result in more difficult and time-consuming implementation processes;

•	more intense and time-consuming customer support practices;

•	increased purchasing power and leverage held by large customers in negotiating contractual arrangements with us;

•	more customer-favorable contractual terms, including penalties;

•	longer sales cycles and the associated risk that substantial time and resources may be spent on a potential customer that ultimately elects not to purchase our solution or purchases fewer licenses than we had anticipated;

•	closer relationships with, and dependence upon, large technology companies that offer competitive solutions;

•	increased reputational risk as a result of data breaches or other problems involving high profile customers; and

•	more pressure for discounts.

If we are unable to increase sales of our solutions to large enterprises while mitigating the risks associated with serving such customers, our business, financial position and results of operations may suffer.

In recent periods, an increasing portion of our sales has been generated from subscription, including MRC, licenses, which involves certain risks.

In recent periods, an increasing portion of our sales has been generated from subscription, including MRC, licenses. This model presents a number of risks to us. For example, arrangements entered into on a subscription basis generally delay the timing of revenue recognition and often require the incurrence of up-front costs, which can be significant. Subscription revenues are recognized over the subscription period, which is typically 12 months. MRC revenue is recognized monthly on the basis of active users or devices and thus will fluctuate from month to month. As a result, even if customer demand increases, our revenues will not increase at the same rate as in prior periods, or may decline. Customers in a subscription arrangement may elect not to renew their contractual arrangement with us upon expiration, or they may attempt to renegotiate pricing or other contractual terms on terms that are less favorable to us. Because we recognize a substantial portion of our subscription revenues over the term of the subscription agreement, we incur upfront costs, such as sales commissions, related to acquiring such customers. Therefore, as we add customers in a particular year, our immediate costs to acquire customers may increase significantly relative to revenues recognized in that same year, which could result in increased losses or decreased profits in that period. Service providers that operate on an MRC billing model typically report to us in arrears on a monthly basis the number of actual users or devices deployed, and then we generate invoices based on those reports. Therefore, invoicing and collection logistics often result in longer collection cycles, which negatively affects our cash flow. In addition, under an MRC billing model, the service provider typically has the contractual and business relationship with the customer, and thus we typically depend more heavily on the service provider partner for both customer acquisition and support under this billing model.

Our failure to comply with privacy laws and standards could have a material adverse effect on our business.

Personal privacy has become a significant issue in the United States and in many other countries where we offer our solutions. The regulatory framework for privacy issues worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use, disclosure and retention of personal information. In the United States, these include, for example, rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Gramm-Leach-Bliley Act and state breach notification laws. Internationally, different jurisdictions have a variety of data security and privacy laws, with which we or our customers must comply, including the Data Protection Directive established in the European Union and the Federal Data Protection Act recently passed in Germany.

In addition to laws and regulations, privacy advocacy and industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our solutions. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability to us, damage our reputation, inhibit sales of our solutions and harm our business.

Our failure to adequately protect personal information and to maintain the security of enterprise data could have a material adverse effect on our business.

Employee adoption of mobile initiatives depends on the credible and clear separation of enterprise applications and data and personal information on the device, as well as the privacy of such data. For our customers, it is also essential to maintain the security of enterprise data properly while retaining the native experience users expect. While we contractually obligate our customers to make the required disclosures and gain the required consents from their employees in order to comply with applicable law regarding the processing of personally identifiable information that the employer may access, we do not control whether they in fact do so. Any claim by an employee that his or her employer had not complied with applicable privacy laws in connection with the deployment and use of our software on the employee’s mobile device could harm our reputation and business and subject us to liability, whether or not warranted. If our solutions fail to adequately separate personal information and to maintain the security of enterprise applications and data, the market perception of the effectiveness of our solutions could be harmed, employee adoption of mobile initiatives could be slowed, we could lose potential sales and existing customers, and we could incur significant liabilities. Privacy concerns, whether valid or not, may inhibit market adoption of our solutions, particularly in certain industries and foreign countries. Furthermore, the recent attention garnered by the National Security Agency’s bulk intelligence collection programs may result in further concerns surrounding privacy and technology products.

The loss of key personnel or an inability to attract, retain and motivate qualified personnel may impair our ability to expand our business.

Our success is substantially dependent upon the continued service and performance of our senior management team and key technical, marketing and production personnel, including our senior management, and specifically Robert Tinker, who is our President and Chief Executive Officer. Our employees, including our senior management team, are at-will employees, and therefore may terminate employment with us at any time with no advance notice. The replacement of any members of our senior management team or other key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of our business objectives.

Our future success also depends, in part, on our ability to continue to attract, integrate and retain highly skilled personnel. Competition for highly skilled personnel is frequently intense, especially in the San Francisco Bay Area, where we have a substantial presence and need for highly skilled personnel, including, in particular, engineers. We must offer competitive compensation and opportunities for professional growth in order to attract and retain these highly skilled employees. Any failure to successfully attract, integrate, or retain qualified personnel to fulfill our current or future needs may negatively impact our growth.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our business strategy, we may make investments in complementary companies, solutions or technologies. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals. In addition, if we are unsuccessful at integrating such acquisitions or developing the acquired technologies, the revenue and operating results of the combined company could be adversely affected. For example, during 2013, we recorded a $3.9 million impairment loss in connection with a delayed technology project from an acquisition. Further, the integration of an acquired company typically requires significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our common stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

We have indemnity obligations under our contracts with our customers and channel partners.

The mobile industry has been characterized by substantial patent infringement lawsuits. In our agreements with customers and channel partners, we typically agree to indemnify them for losses related to, among other things, claims by third parties of intellectual property infringement and sometimes data breaches resulting in the compromise of personal data. If any such indemnification obligations are triggered, we could face substantial liabilities or be forced to make changes to our solutions or terminate our customer agreements and refund monies. In addition, provisions regarding limitation of liability in our agreements with customers or channel partners may not be enforceable in some circumstances or jurisdictions or may not protect us from claims and related liabilities and costs. We maintain insurance to protect against certain types of claims associated with the use of our solutions, but our insurance may not adequately cover any such claims. In addition, even claims that ultimately are unsuccessful could result in expenditures of and divert management’s time and other resources. Furthermore, any legal claims from customers and channel partners could result in reputational harm and the delay or loss of market acceptance of our solutions.

A portion of our revenues are generated by sales to heavily regulated organizations and governmental entities, which are subject to a number of challenges and risks.

Some of our customers are either in highly regulated industries or are governmental entities and may be required to comply with more stringent regulations in connection with the implementation and use of our solutions. Selling to these entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will successfully complete a sale or that the organization will deploy our solution at scale. Highly regulated and governmental entities often require contract terms that differ from our standard arrangements and impose compliance requirements that are complicated, require preferential pricing or “most favored nation” terms and conditions, or are otherwise time-consuming and expensive to satisfy. Government demand and payment for our solutions and services may be impacted by public sector budgetary cycles and funding authorizations, particularly in light of U.S. budgetary challenges, with funding reductions or delays adversely affecting public sector demand for our solutions. The additional costs associated with providing our solutions to governmental entities and highly regulated customers could harm our margins. Moreover, changes in the underlying regulatory conditions that affect these types of customers could harm our ability to efficiently provide our solutions to them and to grow or maintain our customer base.

If our solutions do not interoperate with our customers’ IT infrastructure, sales of our solutions could be negatively affected.

Our solutions are designed to interoperate with our customers’ existing IT infrastructures, which have varied and complex specifications. As a result, we must attempt to ensure that our solutions interoperate effectively with these different, complex and varied back-end environments. To meet these requirements, we have and must continue to undertake development and testing efforts that require significant capital and employee resources. We may not accomplish these development efforts quickly or cost-effectively, or at all. If our solutions do not interoperate effectively, orders for our solutions could be delayed or cancelled, which would harm our revenues, gross margins and reputation, potentially resulting in the loss of existing and potential customers. The failure of our solutions to interoperate effectively within the enterprise environment may divert the attention of our engineering personnel from our development efforts and cause significant customer relations problems. In addition, if our customers are unable to implement our solutions successfully, they may not renew or expand their deployments of our solutions, customer perceptions of our solutions may be impaired and our reputation and brand may suffer.

Although technical problems experienced by users may not be caused by our solutions, our business and reputation may be harmed if users perceive our solutions as the cause of a device failure.

The ability of our solutions to operate effectively can be negatively impacted by many different elements unrelated to our solutions. For example, a user’s experience may suffer from an incorrect setting in his or her mobile device, an issue relating to his or her employer’s corporate network or an issue relating to the underlying mobile operating system, none of which we control. Even though technical problems experienced by users may not be caused by our solutions, users often perceive the underlying cause to be a result of poor performance of our solution. This perception, even if incorrect, could harm our business and reputation.

Our customers may exceed their licensed device or user count, and it is sometimes difficult to collect payments as a result of channel logistics.

Our customers license our solutions on either a per-device or per-user basis. Because we sell virtually all of our solutions through channel partners, and in some cases multiple tiers of channel partners, the logistics of collecting payments for excess usage can sometimes be time-consuming. We may also encounter difficulty collecting accounts receivable and could be exposed to risks associated with uncollectible accounts receivable. Economic conditions may impact some of our customers’ ability to pay their accounts payable. If we are unable to collect from our customers for their excess usage or otherwise or if we have to write down our accounts receivable, our revenues and operating results would suffer.

If the market for our solutions shrinks or does not continue to develop as we expect, our growth prospects may be harmed.

The success of our business depends on the continued growth and proliferation of mobile IT infrastructure as an increasingly important computing platform for businesses. Our business plan assumes that the demand for mobile IT solutions will increase. However, the mobile IT market may not develop as quickly as we expect, or at all, and businesses may not continue to elect to utilize mobile IT solutions. This market for our solutions may not develop for a variety of reasons, including that larger, more established companies will enter the market or that mobile operating system companies will offer substantially similar functionality. Accordingly, demand for our solutions may not continue to develop as we anticipate, or at all, and the growth of our business and results of operations may be adversely affected. In addition, because we derive substantially all of our revenue from the adoption and use of our platform, a decline in the mobile IT market would harm the results of our business operations more seriously than if we derived significant revenue from a variety of other products and services.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates, which may not prove to be accurate. Forecasts relating to our market opportunity and the expected growth in the mobile IT market and other markets, including the forecasts or projections referenced in this prospectus, may prove to be inaccurate. Even if these markets experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth will be affected by many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of our market opportunity and market growth included in this prospectus should not be taken as indicative of our future growth.

Seasonality may cause fluctuations in our revenue.

We believe there are significant seasonal factors that may cause us to record higher revenue in some quarters compared with others. We believe this variability is largely due to our customers’ budgetary and spending patterns, as many customers spend the unused portions of their discretionary budgets prior to the end of their fiscal years. For example, we have historically recorded our highest level of total revenue in our fourth quarter, which we believe corresponds to the fourth quarter of a majority of our customers. In addition, the type of budget (operating versus capital) available to a customer may affect its decision to purchase a perpetual license or a subscription license. In addition, our rapid growth rate over the last two years may have made seasonal fluctuations more difficult to detect. If our rate of growth slows over time, seasonal or cyclical variations in our operations may become more pronounced, and our business, results of operations and financial position may be adversely affected.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by manmade problems such as network security breaches, computer viruses or terrorism.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or flood, occurring near our headquarters could have a material adverse impact on our business, operating results and financial condition. Despite the implementation of network security measures, our networks also may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering. In addition, natural disasters, acts of terrorism or war could cause disruptions in our or our customers’ businesses or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications or systems, whether caused by a natural disaster or by manmade problems, such as power disruptions, could adversely affect our business.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act) requires that we furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first year ending December 31, 2015. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting, provided that our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the Securities and Exchange Commission, or SEC, following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, or the date we are no longer an “emerging growth company,” as defined in the JOBS Act. If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal controls over financial reporting required to comply with this obligation, which process will be time-consuming, costly and complicated. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock could be negatively affected. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

If our estimates relating to our critical accounting policies are based on assumptions or judgments that change or prove to be incorrect, our operating results could fall below expectations of financial analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of financial analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation and income taxes.

Impairment of goodwill and other intangible assets would result in a decrease in earnings.

Current accounting rules require that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. These rules also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events and circumstances considered in determining whether the carrying value of amortizable intangible assets and goodwill may not be recoverable include, but are not limited to, significant changes in performance relative to expected operating results, significant changes in the use of the assets, significant negative industry or economic trends, or a significant decline in our stock price and/or market capitalization for a sustained period of time. To the extent such evaluation indicates that the useful lives of intangible assets are different than originally estimated, the amortization period is reduced or extended and the quarterly amortization expense is increased or decreased. In 2013, we recorded a $3.9 million impairment loss in connection with a delayed technology project from an acquisition, and we may be required to record similar impairment charges in the future. Any impairment charges or changes to the estimated amortization periods could have a material adverse effect on our financial results.

Risks Related to Our International Operations

Our international operations expose us to additional business risks, and failure to manage these risks may adversely affect our international revenue.

We derive a significant portion of our revenues from customers outside the United States. For 2012, 2013 and the three months ended March 31, 2014, 40%, 44% and 42% of our revenue, respectively, was attributable to our international customers, primarily those located in EMEA. As of March 31, 2014, approximately 24% of our employees were located abroad.

We expect that our international activities will be dynamic over the foreseeable future as we continue to pursue opportunities in international markets, which will require significant management attention and financial resources. Therefore, we are subject to risks associated with having worldwide operations.

We have a limited history of marketing, selling and supporting our solutions internationally. As a result, we must hire and train experienced personnel to staff and manage our foreign operations. To the extent that we experience difficulties in recruiting, training, managing and retaining an international staff, and specifically staff related to sales and engineering, we may experience difficulties in foreign markets. In addition, business practices in the international markets that we serve may differ from those in the United States and may require us to include non-standard terms in customer contracts, such as extended warranty terms. To the extent that we may enter into customer contracts in the future that include non-standard terms related to payment, warranties or performance obligations, our operating results may be adversely affected. International operations are subject to other inherent risks, and our future results could be adversely affected by a number of factors, including:

•	difficulties in executing an international channel partners strategy;

•	heightened concerns and legal requirements relating to data and privacy;

•	burdens of complying with a wide variety of foreign laws;

•	unfavorable contractual terms or difficulties in negotiating contracts with foreign customers or channel partners as a result of varying and complex laws and contractual norms;

•	difficulties in providing support and training to channel partners and customers in foreign countries and languages;

•	heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results or result in fines and penalties;

•	import restrictions and the need to comply with export laws;

•	difficulties in protecting intellectual property;

•	difficulties in enforcing contracts and longer accounts receivable payment cycles;

•	difficulties and costs of staffing and managing foreign operations;

•	potentially adverse tax consequences;

•	the increased cost of terminating employees in some countries; and

•	variability of foreign economic, political and labor conditions.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and manage effectively these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

We rely on channel partners to sell our solutions in international markets, the loss of which could materially reduce our revenue.

We sell our solutions in international markets almost entirely through channel partners. We believe that establishing and maintaining successful relationships with these channel partners is, and will continue to be, critical to our financial success. Recruiting and retaining qualified channel partners and training them to be knowledgeable about our solutions requires significant time and resources. To develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our channel, including investment in systems and training. In particular, foreign-based service provider partners are large and complex businesses, and we may have difficulty negotiating and building successful business relationships with them.

In addition, existing and future channel partners will only partner with us if we are able to provide them with competitive offerings on terms that are commercially reasonable to them. If we fail to maintain the quality of our solutions or to update and enhance them or to offer them at competitive discounts, existing and future channel partners may elect to partner with one or more of our competitors. In addition, the terms of our arrangements with our channel partners must be commercially reasonable for both parties. If we are unable to reach agreements that are beneficial to both parties, then our channel partner relationships will not succeed.

If we fail to maintain relationships with our channel partners, fail to develop new relationships with other channel partners in new markets, fail to manage, train or incentivize existing channel partners effectively, or fail to provide channel partners with competitive solutions on terms acceptable to them, or if these partners are not successful in their sales efforts, our revenue may decrease and our operating results could suffer.

We have no long-term contracts or minimum purchase commitments with any of our channel partners, and our contracts with channel partners do not prohibit them from offering solutions that compete with ours, including solutions they currently offer or may develop in the future and incorporate into their own systems. Some of our competitors may have stronger relationships with our channel partners than we do, and we have limited control, if any, as to whether those partners sell our solutions, rather than our competitors’ solutions, or whether they devote resources to market and support our competitors’ solutions, rather than our solutions. Our failure to establish and maintain successful relationships with channel partners could materially adversely affect our business, operating results and financial condition.

Failure to comply with the U.S. Foreign Corrupt Practices Act and similar laws associated with our activities outside the United States could subject us to penalties and other adverse consequences.

A significant portion of our revenues is and will be from jurisdictions outside of the United States. As a result, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. The FCPA applies to companies, individual directors, officers, employees and agents. Under the FCPA, we may be held liable for actions taken by strategic or local partners or representatives. In addition, the government may seek to hold us liable for successor liability FCPA violations committed by companies that we acquire.

In many foreign countries, particularly in countries with developing economies, including many countries in which we operate, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other similar laws and regulations. Although we have contractual provisions in our agreements with channel partners that require them to comply with the FCPA and similar laws, we have not engaged in formal FCPA training of our channel partners. Our channel partners could take actions in violation of our policies, for which we may be ultimately held responsible. As a result of our focus on managing our rapid growth, our development of infrastructure designed to identify FCPA matters and monitor compliance is at an early stage. If we or our intermediaries fail to comply with the requirements of the FCPA or other anti-corruption laws, governmental authorities in the U.S. or elsewhere could seek to impose civil and/or criminal penalties, which could have a material adverse effect on our business, results of operations, financial conditions and cash flows.

We are subject to export controls, and our customers and channel partners are subject to import controls.

Certain of our solutions are subject to U.S. export controls and may be exported to certain countries outside the U.S. only by first obtaining an export license from the U.S. government, or by utilizing an existing export license exception, or after clearing U.S. government agency review. Obtaining the necessary export license or accomplishing a U.S. government review for a particular export may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain solutions to U.S. embargoed or sanctioned countries, governments and persons. If we were to fail to comply with U.S. export law requirements, U.S. customs regulations, U.S. economic sanctions or other applicable U.S. laws, we could be subject to substantial civil and criminal penalties, including fines, incarceration for responsible employees and managers and the possible loss of export or import privileges. U.S. export controls, sanctions and regulations apply to our channel partners as well as to us. Any failure by our channel partners to comply with such laws, regulations or sanctions could have negative consequences, including reputational harm, government investigations and penalties.

In addition, various countries regulate the import of certain encryption and other technology by requiring an import permit, authorization, pre-classification, import certification and/or an import license. Some countries have enacted laws that could limit our customers’ ability to implement our solutions in those countries.

Changes in our solutions or changes in export and import regulations may create delays in the introduction of our solutions into international markets, prevent our customers with international operations from deploying our solutions globally or, in some cases, prevent the export or import of our solutions to certain countries, governments or persons altogether. In addition, any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would likely adversely affect our business, financial condition and operating results.

Risks Related to Our Intellectual Property

We have been sued by third parties for alleged infringement of their proprietary rights and may be sued in the future.

There is considerable patent and other intellectual property development activity in our industry. Our success depends in part on not infringing the intellectual property rights of others. From time to time, our competitors or other third parties have claimed and we expect will in the future claim that we are infringing their intellectual property rights, and we may be found to be infringing such rights. On November 14, 2012, Good Technology filed a lawsuit against us in federal court in the Northern District of California, alleging false and misleading representations concerning their products and infringement of four patents held by them. In the complaint Good Technology sought unspecified damages, attorneys’ fees and a permanent injunction. On March 1, 2013, we counterclaimed against Good Technology for patent infringement of one of our patents, and are seeking the same remedies. On May 17, 2013, the parties served infringement contentions for their respective patents, and on September 3, 2013, the parties served invalidity contentions regarding the opposing party’s patents. We are contesting Good Technology’s claims vigorously. This litigation is still in its early stages and the final outcome, including our liability, if any, with respect to Good Technology’s claims, is uncertain. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

In the future, we may receive additional claims that our solutions infringe or violate the claimant’s intellectual property rights. However, we may be unaware of the intellectual property rights of others that may cover some or all of our solutions. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our solutions, or require that we comply with other unfavorable terms. If any of our customers are sued, we would in general be required to defend and/or settle the litigation on their behalf. In addition, if we are unable to obtain licenses or modify our solutions to make them non-infringing, we might have to refund a portion of perpetual license fees paid to us and terminate those agreements, which could further exhaust our resources. In addition, we may pay substantial settlement amounts or royalties on future solution sales to resolve claims or litigation, whether or not legitimately or successfully asserted against us. Even if we were to prevail in the actual or potential claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Such disputes, with or without merit, could also cause potential customers to refrain from purchasing our solutions or otherwise cause us reputational harm.

We have been sued by non-practicing entities, or NPEs, for patent infringement in the past and may be sued by NPEs in the future. While we have settled such litigation in the past, these lawsuits, with or without merit, require management attention and can be expensive.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our ability to compete effectively is dependent in part upon our ability to protect our proprietary technology. We protect our proprietary information and technology through licensing agreements, third-party nondisclosure agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in the United States and similar laws in other countries. There can be no assurance that these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or solutions. The laws of some foreign countries, including countries in which our solutions are sold, may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired.

To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance that we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Our use of open source software could impose limitations on our ability to commercialize our solutions.

Our solutions contain software modules licensed for use from third-party authors under open source licenses, including the GNU Public License, the GNU Lesser Public License, the Apache License and others. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary solutions with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary solutions to the public or offer our solutions to users at no cost. This could allow our competitors to create similar solutions with lower development effort and time and ultimately could result in a loss of sales for us.

The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. In such event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-engineer our solutions or to discontinue the sale of our solutions in the event re-engineering cannot be accomplished on a timely basis, any of which could materially and adversely affect our business and operating results.

Risks Related to this Offering and Ownership of Our Common Stock

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $         per share, based upon an assumed initial public offering price of $        , the mid-point of the range listed on the cover page of this prospectus, the difference between the price per share you pay for our common stock and its pro forma net tangible book value per share as of March 31, 2014, after giving effect to the issuance of shares of our common stock in this offering. See “Dilution” for more information.

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market or active private market for our common stock. Although we have applied to list our common stock on the NASDAQ Global Select Market, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The net proceeds from the sale of shares by us in the offering may be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or other assets. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds to us from this offering may be invested with a view towards long-term benefits for our stockholders, and this may not increase our operating results or the market value of our common stock. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability.

The price of our common stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering may fluctuate substantially and may be higher or lower than the initial public offering price. The trading price of our common stock following this offering will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock, because you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	failure to meet quarterly guidance with regard to revenue or other key metrics;

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of high technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders;

•	failure of financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our operating results;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any major change in our management;

•	general economic conditions and slow or negative growth of our markets; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigation has often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If financial or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, or if any of the analysts who cover us issue an adverse or misleading opinion regarding our stock price, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Insiders will continue to have substantial control over our company after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately     % of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of March 31, 2014 and after giving effect to the exercise of options. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and qualified members of our board of directors, particularly to serve on our audit committee and compensation committee.

We are an “Emerging Growth Company,” and any decision on our part to comply only with certain reduced disclosure requirements applicable to Emerging Growth Companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act enacted in April 2012, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies, but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the year in which we have more than $1.0 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the year ending after the fifth anniversary of the completion of our initial public offering. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Our future capital needs are uncertain, and we may need to raise additional funds in the future. If we require additional funds in the future, those funds may not be available on acceptable terms, or at all.

We may need to raise substantial additional capital in the future to:

•	fund our operations;

•	continue our research and development;

•	develop and commercialize new solutions; or

•	acquire companies, in-licensed solutions or intellectual property.

Our future funding requirements will depend on many factors, including:

•	market acceptance of our solutions;

•	the cost of our research and development activities;

•	the cost of defending and resolving, in litigation or otherwise, claims that we infringe third-party patents or violate other intellectual property rights;

•	the cost and timing of establishing additional sales, marketing and distribution capabilities;

•	the cost and timing of establishing additional technical support capabilities;

•	the effect of competing technological and market developments; and

•	the market for different types of funding and overall economic conditions.

We may require additional funds in the future, and we may not be able to obtain those funds on acceptable terms, or at all. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our stockholders.

If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our solutions. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our development programs. We also may have to reduce marketing, customer support or other resources devoted to our solutions or cease operations. Any of these actions could harm our operating results.

Sales of substantial amounts of our common stock in the public markets, or the perception that these sales might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of March 31, 2014, upon completion of this offering, we will have                  shares of common stock outstanding, assuming no exercise of our outstanding options.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described under the caption “Underwriters,” we and all of our directors and officers and substantially all of our equity holders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. for a period of 180 days from the date of this prospectus. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Based on shares outstanding as of March 31, 2014, upon completion of this offering, holders of up to approximately                  shares, or     %, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investment or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Certain provisions in our charter documents and under Delaware law could limit attempts by our stockholders to replace or remove our board of directors or current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	our stockholders may not act by written consent or call special stockholders’ meetings; as a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions other than at annual stockholders’ meetings or special stockholders’ meetings called by the board of directors, the chairman of the board, the chief executive officer or the president;

•	our certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and

•	our board of directors may issue, without stockholder approval, shares of undesignated preferred stock; the ability to issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of our company.

Certain of our executive officers may be entitled to accelerated vesting of their stock options pursuant to the terms of their employment arrangements under certain conditions following a change of control of the Company. In addition to the arrangements currently in place with some of our executive officers, we may enter into similar arrangements in the future with other officers. Such arrangements could delay or discourage a potential acquisition of the Company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “will,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “could,” “potentially” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described under the section titled “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	our financial performance, including our revenue, cost of revenue, gross profit or gross margin and operating expenses and our ability to achieve, and maintain, future profitability;

•	our ability to attract and retain customers;

•	our ability to further penetrate our existing customer base;

•	our ability to develop new solutions and enhancements to our existing solutions and respond rapidly to emerging technological trends and our customers’ changing needs;

•	our ability to increase sales to offset any decline in our prices;

•	our ability to anticipate market trends and execute our product strategy;

•	the effects of increased competition in our market and our ability to compete effectively;

•	our ability to manage our growth;

•	any potential loss of or reductions in orders or renewals from certain significant customers;

•	our significant reliance on our channel partners;

•	defects in our solutions, including any undetected errors or bugs in our solutions;

•	our ability to sell our solutions in certain markets;

•	our ability to predict our revenue, operating results and gross margin accurately;

•	the length and unpredictability of our sales cycles;

•	the challenges of managing international operations;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to protect our intellectual property;

•	claims that we infringe intellectual property rights of others;

•	our ability to maintain, protect and enhance our brand;

•	our ability to maintain proper and effective internal controls; and

•	other risk factors included under the section titled “Risk Factors” in this prospectus.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the SEC with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including Gartner, Inc. (Gartner), Cisco Systems, Inc. and IDC, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information and cannot assure you of its accuracy or completeness. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Gartner Reports described herein (the Gartner Reports) represent data, research opinion or viewpoints published as part of a syndicated subscription service by Gartner and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Certain information in the text of this prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:

(1)	Gartner, Magic Quadrant for Mobile Device Management Software, May 23, 2013

(2)	Gartner, Total Cost of Ownership of Mobile Devices: 2012 Update, March 20, 2012; August 29, 2013

(3)	BYOD Insights 2013: A Cisco Partner Network Study, March 2013

(4)	IDC, Worldwide Business Use Smartphone 2013–2017 Forecast Update, December 2013

(5)	IDC, Worldwide Quarterly Tablet Tracker - 2013 Q4, February 21, 2014

(6)	IDC, Worldwide and U.S. Mobile Applications Download and Revenue 2013–2017 Forecast, June 2013

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $         million, assuming an initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered by us would increase (decrease) the net proceeds from this offering by approximately $         million, assuming that the assumed initial public offering price of $         per share remains the same, after deducting the estimated underwriting discounts and commissions.

The principal purposes of this offering are to create a public market for our common stock and thereby enable access to the public equity markets by our employees and stockholders, obtain additional capital and increase our visibility in the marketplace. We currently intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available to fund our operations.

We will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not intend to declare or pay cash dividends on our common stock in the foreseeable future. In addition, our ability to declare or pay dividends or make distributions on our common stock is limited under the terms of our existing line of credit. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our stock may be limited by the terms of any future debt or preferred securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, restricted cash and our capitalization as of March 31, 2014 on:

•	an actual basis;

•	a pro forma basis after giving effect to (i) the conversion of the outstanding shares of our convertible preferred stock into an aggregate of 69,505,829 shares of our common stock, which will occur immediately prior to the completion of this offering and (ii) the filing of our amended and restated certificate of incorporation;

•	a pro forma as adjusted basis to give further effect to the sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range listed on the cover page of this prospectus, and our receipt of the estimated net proceeds from that sale after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other final terms of the offering. You should read this table together with the sections of this prospectus titled “Selected Consolidated Financial Data,” “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$64,444	$64,444	$

Short-term borrowings	$3,300	$3,300	$
Convertible preferred stock, $0.0001 par value; 69,505,831 shares authorized, and 69,505,829 shares issued and outstanding, actual; shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	162,253	—
Common stock, $0.0001 par value; 115,000,000 shares authorized and 16,477,325 shares issued and outstanding, actual; shares authorized and 88,953,141 shares issued and outstanding, pro forma; and shares authorized and shares issued and outstanding, pro forma as adjusted	2	9
Additional paid-in capital	22,744	184,990
Accumulated deficit	(142,796)	(142,796)

Total stockholders’ (deficit) equity	(120,050)	42,203

Total capitalization	$45,503	$45,503	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , or $ if the underwriters exercise their option to purchase additional shares in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered by us would increase (decrease) each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , assuming that the assumed initial public offering price of $ per share remains the same, after deducting the estimated underwriting discounts and commissions.

The outstanding share information in the table above excludes, as of March 31, 2014, the following shares:

•	2,969,987 shares issued pursuant to early exercise of stock options or as restricted stock that are subject to repurchase as of March 31, 2014, which are not deemed to be outstanding for accounting purposes;

•	22,400,289 shares of our common stock issuable upon the exercise of options outstanding under our 2008 Stock Plan as of March 31, 2014, with a weighted average exercise price of $2.54 per share;

•	697,100 shares of common stock issuable upon the exercise of options that were granted after March 31, 2014, with an exercise price of $5.12 per share;

•	11,400,000 shares of our common stock to be reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective in connection with this offering and contains provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation — Employee Benefit Plans”;

•	2,900,000 shares of our common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective in connection with this offering and contains provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation — Employee Benefit Plans.”; and

•	407,053 shares of common stock issued in connection with an acquisition.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering.

As of March 31, 2014, our net tangible book value was approximately $36.2 million, or $0.42 per share of common stock. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding for accounting purposes as of March 31, 2014, assuming the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 69,505,829 shares of common stock.

After giving effect to our sale in this offering of                 shares of our common stock, at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2014 would have been approximately $         million, or $         per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing shares in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2014, before giving effect to this offering	$0.42
Pro forma increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range listed on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $            , the pro forma as adjusted net tangible book value per share by $         per share and the dilution per share to new investors in this offering by $            , or $         if the underwriters exercise their option to purchase additional shares in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase or decrease of 1,000,000 shares in the number of shares of common stock offered by us would increase or decrease the pro forma as adjusted net tangible book value by approximately $         per share and the dilution to new investors by $         per share, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions.

The following table summarizes, as of March 31, 2014:

•	the total number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering;

•	the total consideration paid to us by our existing stockholders and by new investors purchasing shares in this offering, assuming an initial public offering of $ per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus (before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering); and

•	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders	88,953,141		%		$169,332,680		%	$1.90
New investors

Total		100.0%		$		100.0%

The table above is based on 88,953,141 shares of common stock outstanding as of March 31, 2014, including 2,969,987 shares issued pursuant to early exercise of stock options or as restricted stock that are subject to repurchase as of that date.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by existing stockholders and total consideration paid by new investors and the average price per share by $         and $        , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts and commissions.

To the extent that any outstanding options are exercised, investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

Except as provided above, the tables and calculations above are based on 85,983,154 shares of common stock outstanding as of March 31, 2014, and excludes the following shares:

•	2,969,987 shares issued pursuant to early exercise of stock options or as restricted stock that are subject to repurchase as of March 31, 2014, which are not deemed to be outstanding for accounting purposes;

•	22,400,289 shares of our common stock issuable upon the exercise of options outstanding under our 2008 Stock Plan as of March 31, 2014, with a weighted average exercise price of $2.54 per share;

•	697,100 shares of common stock issuable upon the exercise of options that were granted after March 31, 2014, with an exercise price of $5.12 per share;

•	11,400,000 shares of our common stock to be reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective in connection with this offering and contains provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans”; and

•	2,900,000 shares of our common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective in connection with this offering and contains provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans”; and

•	407,053 shares of common stock issued in connection with an acquisition.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes included in this prospectus.

We derived the selected statements of operations data for 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus. We have derived the selected consolidated balance sheet data as of December 31, 2011 from our audited financial statements not included in this prospectus. The selected consolidated statements of operations data presented below for the three months ended March 31, 2013 and 2014, and the selected consolidated balance sheet data as of March 31, 2014, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our annual consolidated financial statements and, in the opinion of management, include all adjustments of a normal, recurring nature that are necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety by the financial statements, related notes and other financial information included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Perpetual license	$10,130	$26,251	$69,810	$19,194	$14,675
Subscription	1,106	5,617	15,085	2,737	5,966
Software support and services	2,620	9,022	20,679	3,890	7,572

Total revenue	13,856	40,890	105,574	25,821	28,213

Cost of revenue:
Perpetual license	1,111	1,930	3,327	765	1,111
Subscription	871	2,998	3,684	861	1,240
Software support and services	3,216	6,742	9,489	2,089	2,886

Total cost of revenue(1)	5,198	11,670	16,500	3,715	5,237

Gross profit	8,658	29,220	89,074	22,106	22,976

Operating expenses:
Research and development(1)	8,052	23,773	36,400	8,850	10,299
Sales and marketing(1)	23,092	45,979	68,309	13,760	21,764
General and administrative(1)	3,054	7,223	12,081	2,450	4,608
Amortization of intangible assets	—	52	208	52	52
Impairment of in-process research and development	—	—	3,925	—	—

Total operating expenses	34,198	77,027	120,923	25,112	36,723

Operating loss	(25,540)	(47,807)	(31,849)	(3,006)	(13,747)
Other expense, net	131	137	396	85	97

Loss before income taxes	(25,671)	(47,944)	(32,245)	(3,091)	(13,844)
Income tax expense (benefit)	46	(1,433)	252	51	118

Net loss	$(25,717)	$(46,511)	$(32,497)	$(3,142)	$(13,962)

Net loss per share, basic and diluted	$(3.27)	$(4.32)	$(2.33)	$(0.24)	$(0.88)

Weighted average shares used to compute net loss per share, basic and diluted	7,874,208	10,774,366	13,933,584	12,875,834	15,868,448

Pro forma net loss per share, basic and diluted(2)			$(0.42)		$(0.16)

Pro forma weighted average shares used to compute net loss per share, basic and diluted(2)			77,298,283		85,336,775

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Cost of revenue	$44	$173	$327	$81	$101
Sales and marketing	375	1,063	1,893	426	616
Research and development	144	2,565	5,238	1,592	1,248
General and administrative	190	483	931	177	436

Total stock-based compensation expense	$753	$4,284	$8,389	$2,276	$2,401

(2)	Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all outstanding shares of convertible preferred stock into 69,505,829 shares of common stock. See Note 12 to our consolidated financial statements for an explanation of the method used to determine the number of shares used in computing historical and pro forma basic and diluted net loss per common share.

	As of December 31,			As of March 31,
	2011	2012	2013	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$23,758	$38,692	$73,573	$64,444
Working capital	11,153	13,132	49,054	40,845
Total assets	33,884	71,454	111,259	102,991
Total deferred revenue	18,346	45,500	40,751	42,836
Short-term borrowings	—	—	4,300	3,300
Convertible preferred stock	56,956	102,552	160,259	162,253
Accumulated deficit	(49,826)	(96,337)	(128,834)	(142,796)
Total stockholders’ deficit	(48,147)	(87,421)	(109,825)	(120,050)

Key Metrics

We monitor the following key metrics.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Gross billings	$27,397	$68,044	$100,825	$22,583	$30,298
Year-over-year percentage increase		148%	48%		34%
Recurring billings	$6,985	$22,812	$45,395	$8,830	$15,758
Percentage of gross billings	25%	34%	45%	39%	52%
Non-GAAP gross profit	$8,702	$29,416	$89,677	$22,256	$23,146
Non-GAAP gross margin	63%	72%	85%	86%	82%
Free cash flow	$(15,500)	$(25,420)	$(27,794)	$(3,704)	$(10,833)

Gross billings. We define gross billings as total revenue plus the change in deferred revenue in a period. The gross billings we record in any period reflect sales to new customers plus renewals and additional sales to existing customers. We use gross billings as a performance measurement, because we bill our customers at the time of sale of our solutions and recognize revenue either upon delivery or ratably over subsequent periods. In addition, we have monitored gross billings because the establishment of VSOE commencing January 1, 2013, with respect to perpetual license revenue made it difficult to compare periods and understand growth in our business. Accordingly, we believe gross billings provide valuable insight into the sales of our solutions and the performance of our business.

Recurring billings. We define recurring billings generally as total revenue less perpetual license and professional services revenue plus the change in deferred revenue for subscription and software support arrangements in a period, adjusted for nonrecurring perpetual license billings. The portion of our billings to service providers that are transacted on a monthly basis are included in recurring billings. We monitor our recurring billings because they help us understand product mix shifts, the impact those mix shifts may have on cash flows and the predictability of our future revenues.

Non-GAAP gross profit and margin. We define non-GAAP gross profit as our total revenue less cost of revenue, adjusted to exclude stock-based compensation and amortization of intangible assets. We define non-GAAP gross margin as non-GAAP gross profit as a percentage of total revenue. Non-GAAP gross profit and margin are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short-term and long-term operating and compensation plans. In particular, non-GAAP gross profit and margin exclude certain non-cash expenses and can provide useful measures for period-to-period comparisons of our core business. Excluding the impact of $21.1 million, $7.5 million and $1.6 million of revenue recognized in 2013 and the three months ended March 31, 2013 and 2014, respectively, with respect to perpetual licenses delivered prior to 2013, our non-GAAP gross margin was 81% in 2013 and the three months ended March 31, 2013 and 2014.

Free cash flow. We define free cash flow as cash used in operating activities less the amount of purchases of property and equipment. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that, after the purchases of property and equipment, can be used for strategic opportunities.

Reconciliation of Non-GAAP Financial Measures

The non-GAAP measures discussed above under “—Key Metrics” have limitations as analytical tools, and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. First, gross billings, recurring billings, non-GAAP gross profit and margin, and free cash flow are not substitutes for total revenue, gross profit and margin, and cash used in operating activities, respectively. Second, other companies may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. We urge our investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measure to evaluate our business.

The following tables reconcile the most directly comparable GAAP financial measure to each of the non-GAAP financial measures discussed above.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Gross billings:
Total revenue	$13,856	$40,890	$105,574	$25,821	$28,213
Total deferred revenue, end of period(1)	18,346	45,500	40,751	42,262	42,836
Less: Total deferred revenue, beginning of period	(4,805)	(18,346)	(45,500)	(45,500)	(40,751)

Total change in deferred revenue	13,541	27,154	(4,749)	(3,238)	2,085

Gross billings	$27,397	$68,044	$100,825	$22,583	$30,298

Recurring billings:
Total revenue	$13,856	$40,890	$105,574	$25,821	$28,213
Less: Perpetual license revenue	(10,130)	(26,251)	(69,810)	(19,194)	(14,675)
Less: Professional services revenue	(522)	(1,515)	(1,483)	(401)	(579)
Subscription and software support deferred revenue, end of period(1)	5,024	14,712	30,468	18,046	33,947
Less: Subscription and software support deferred revenue, beginning of period	(1,243)	(5,024)	(14,712)	(14,712)	(30,468)

Total change in subscription and software support deferred revenue	3,781	9,688	15,756	3,334	3,479

	6,985	22,812	50,037	9,560	16,438
Less: Adjustments(2)	—	—	(4,642)	(730)	(680)

Recurring billings	$6,985	$22,812	$45,395	$8,830	$15,758

Non-GAAP gross profit:
Gross profit	$8,658	$29,220	$89,074	$22,106	$22,976
Add: Stock-based compensation expense	44	173	327	81	101
Add: Amortization of intangible assets	—	23	276	69	69

Non-GAAP gross profit	$8,702	$29,416	$89,677	$22,256	$23,146

Free cash flow:
Net cash used in operating activities	$(13,875)	$(23,481)	$(25,550)	$(3,208)	$(10,337)
Purchase of property and equipment	(1,625)	(1,939)	(2,244)	(496)	(496)

Free cash flow	$(15,500)	$(25,420)	$(27,794)	$(3,704)	$(10,833)

(1)	Our deferred revenue consists of amounts that have been invoiced but that have not yet been recognized as revenue as of the period end, including subscription, software support and service revenue paid for in advance by the customer that is recognized ratably over the contractual service period. The decrease in our deferred revenue balance from 2012 to 2013 was largely due to the recognition in 2013 of $21.1 million of revenue resulting from on-premise licenses entered into prior to January 1, 2013 that was recognized ratably over the contractual term of the related software support and services agreements because we had not established VSOE for software support and services until that date. Our deferred revenue balance in 2013 was also affected by an increase in software support and services and subscription deferred revenue of $16.1 million. As of December 31, 2012 and 2013 and March 31, 2014, $28.4 million, $7.3 million and $5.8 million, respectively, of our total deferred revenue consisted of license revenue deferred from on-premise perpetual licenses sold prior to January 1, 2013 because we had not established VSOE until that date.
(2)	Includes nonrecurring perpetual license billings of $4.6 million and $0.7 million in 2013 and both the three months ended March 31, 2013 and 2014, respectively, that was classified as subscription or software support in revenue or as deferred revenue in accordance with our accounting policies. These nonrecurring perpetual license billings primarily consist of the Deferred Portion arising from undelivered elements of perpetual license arrangements and billings classified under Bundled Arrangements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition” for a description of Deferred Portion and Bundled Arrangements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

We invented a purpose-built mobile IT platform for enterprises to secure and manage mobile applications, content and devices while providing their employees with device choice, privacy and a native user experience. Customers use our platform as the technology foundation on their journey to become “Mobile First” organizations, embracing mobility as a primary computing platform for their employees. Mobile First organizations transform their businesses by giving their employees secure access to critical business applications and content on devices employees want with a native user experience they love. Our platform is extensible and fosters a growing ecosystem of application developers and technology partners who augment the functionality and add value to our platform, creating positive network effects for our customers, our ecosystem and our company.

To address the unique challenges of mobile, our platform is composed of three integrated and distributed software components: a mobile IT policy server (Core) that allows IT to define security and management policies across popular mobile operating systems, software on the device (Client) to enforce those policies at the mobile end-point, and an intelligent gateway (Sentry) that secures data as it moves between the device and back-end enterprise systems. Each component is distributed to accommodate corporate IT environments and integrated into a single solution for a simplified management experience. Customers, independent application vendors and technology vendors leverage our extensible interfaces to add value to our platform, and in turn, mobilize and secure their applications and content.

We were founded in 2007 with the mission of developing a mobile IT platform. We spent our first two years focused on the development of our mobile IT platform. In 2009, we released our mobile IT platform to customers globally. In April 2010, we expanded our network of channel partners by entering into our first service provider agreement. We have continued introducing new products and functionality to address the management and security of mobile applications and content. In the third quarter of 2011, we extended our solution to a cloud offering to enable deployment flexibility for our customers. In the third quarter of 2012, we released Docs@Work, in the fourth quarter of 2012, we launched our AppConnect ecosystem and in the first quarter of 2013, we released Web@Work. These content, application and web modules allow our customers to easily and securely access documents and run third-party and enterprise applications. In the first quarter of 2014, we launched Help@Work, our latest module focused on IT support, and in the second quarter of 2014, we introduced Tunnel, our per-app VPN solution for iOS 7.

Our business model is based on winning new customers, expanding sales within existing customers, upselling new products and renewing subscriptions and software support agreements. We win customers using a sales force that works closely with our channel partners, including resellers, service providers and system integrators. We have experienced rapid growth in our customer base, having sold our platform to over 6,000 customers since 2009. Our strategy is based on our existing customers expanding the number of mobile device licenses or subscriptions purchased to facilitate their Mobile First journey. The group of our customers that first bought our products in 2010, which we refer to as the 2010 Cohort, subsequently purchased through December 31, 2013 over five times the initial number of mobile device licenses. We enhance the value of our platform by introducing additional products and upselling these additional products to our customers. For example, in late 2012, we extended our platform with new application containerization and content products, including

Docs@Work and AppConnect. Our global Customer Success organization creates highly satisfied customers, leading to additional sales and renewals of subscription and software agreements. In 2013, we generated nearly half of our gross billings from recurring sources. Our renewal rate, determined on a device basis, was greater than 90% for software support agreements and subscription licenses for 2013.

We evaluate the profitability of a customer relationship over time. Because customer acquisition and related costs are generally incurred up front, while gross billings tend to increase over time as customers purchase additional device licenses and renew their subscriptions and software support agreements, a customer relationship may be unprofitable early in the relationship, but profitable over the life of the relationship as revenue is recognized.

In 2010, we estimate we generated gross billings of approximately $6.0 million in the aggregate from the 2010 Cohort, as described above, and incurred $7.7 million in costs for these customers, creating a significant negative contribution margin, as defined below. In 2011, the 2010 Cohort began to provide a positive contribution margin. In 2011, 2012 and 2013 and the three months ended March 31, 2014, we estimate that we generated $4.9 million, $8.2 million, $10.7 million and $2.9 million in gross billings for the 2010 Cohort, and that our costs related to these customers were approximately $3.7 million, $3.5 million, $4.0 million and $1.0 million, respectively. Based on these estimates, the contribution margin for the 2010 Cohort for 2011, 2012 and 2013 and the three months ended March 31, 2014, was 25%, 57%, 62% and 66%, respectively. As of March 31, 2014, we estimate that we generated aggregate cumulative gross billings and cumulative costs for the 2010 Cohort of approximately $32.8 million and $20.0 million, respectively, resulting in a cumulative contribution margin of 39% since the beginning of 2010.

We define contribution margin for a period as the ratio of (a) the excess of the estimated gross billings for a group of customers over the estimated selling and related costs with respect to the same customer group to (b) the total estimated gross billings for the customer group. Selling expenses allocated to the customer include estimates for personnel costs associated with the sales teams that support that customer, such as salaries, commissions and allocated corporate overhead expenses. Related expenses include the ongoing expenses allocated to the customer such as the costs associated with technology operations, customer success and personnel costs associated with the marketing, technical operations and customer success teams that support the customer. Personnel costs exclude stock-based compensation for purposes of this calculation. In addition, we exclude all research and development and general and administrative expenses from this analysis because these expenses support the overall growth of our business. You should not rely on our historical 2010 Cohort cumulative contribution as a prediction of the future profitability of those or other customers. Given the early stages of our development and the competitive and rapidly changing nature of our market, our contribution margin may fluctuate significantly or decline over time and we may not achieve profitability even if our gross billings exceed customer acquisition and related costs over time.

Core, Client and Sentry form the fundamental architecture of our MobileIron platform, and these components are only sold packaged together as Advanced Management. In 2013 we recognized $54 million in revenue from sales of licenses of Advanced Management. This amount excludes software support and services related to Advanced Management and revenue from sales of premium bundles, which include Advanced Management bundled with additional solutions.

We offer our customers the flexibility to use our software as a cloud service or to deploy it on-premise. They can also choose from various pricing options including subscription and perpetual licensing and pricing based on the number of users or devices. We target customers of all sizes across a broad range of industries including financial services, government, healthcare, legal, manufacturing, professional services, retail, technology and telecommunications. As of December 31, 2013, we have sold our solutions to over 6,000 customers worldwide including over 350 of the Global 2000. As of April 10, 2014, our customers in the Forbes Global 2000 for 2013 included five of the top six aerospace and defense firms, four of the top five pharmaceuticals companies, four of the top six railroad, air courier and other transportation firms, five of the top six electric utilities and all of the top five auto and truck manufacturers. As of April 10, 2014, our international customers in the Forbes Global 2000 for 2013 included the top five German firms and three of the top five Italian, Spanish, Swiss and U.K. firms. No customer accounted for more than 5% of our total revenue in 2013, or the three months ended March 31, 2014.

We derive revenue from sales of our software solutions to customers, which are sold either (i) on a perpetual license basis with annual software support when deployed on-premise or (ii) on a subscription basis as a cloud service or when deployed on-premise. The majority of our revenue to date has been sales of perpetual licenses of our platform and related annual software support, with the subscription revenue being an increasing portion of our revenue. Revenue from subscription and perpetual licenses in 2013 represented approximately 14% and 66% of total revenue in 2013, respectively. The balance, constituting 20% of total revenue for 2013, was software support and services revenue, including revenue from agreements to provide software upgrades and updates, as well as technical support, to customers with perpetual software licenses. When we sell our solutions on a subscription basis, we generally offer a one-year term and bill customers in advance. A portion of our revenues through service providers is based on active subscriptions on a monthly basis. We include this revenue in subscription revenue and refer to this revenue as monthly recurring charge, or MRC. We have experienced growth of MRC revenue each month since January 2012. Our MRC revenue comprised approximately 6% and 9% of our total revenue in 2013 and the three months ended March 31, 2014, respectively.

Because we had not established vendor specific objective evidence, or VSOE, of fair value of software support and services prior to January 1, 2013, we recognized perpetual license revenue ratably over the term of the related software support agreement. Upon establishing VSOE on January 1, 2013, we began to recognize perpetual license revenue upon delivery assuming all other revenue recognition criteria have been met. As a result our total revenue includes amounts related to licenses delivered in previous years. For 2013 and the three months ended March 31, 2013 and 2014, $21.1 million, $7.5 million and $1.6 million, respectively, was recognized as revenue from perpetual licenses that were delivered prior to 2013. Excluding such amounts, our total revenue was $84.5 million, $18.3 million and $26.7 million, respectively, in 2013 and the three months ended March 31, 2013 and 2014. We expect the amount of revenue attributable to perpetual licenses delivered prior to 2013 to decline over time. As of March 31, 2014, the amount of unrecognized deferred revenue associated with perpetual licenses delivered prior to January 1, 2013 was approximately $5.8 million, of which $3.6 million is expected to be recognized in the remainder of 2014 and $2.2 million is expected to be recognized after 2014.

We sell our products almost entirely through our channel partners, including resellers, service providers and system integrators. Our sales force develops sales opportunities and works closely with our channel partners to sell our solutions. We have a high touch sales force focused on Global 2000 organizations, inside sales teams focused on mid-sized enterprises and sales teams that work in conjunction with service providers that focus on smaller businesses. We prioritize our internal sales and marketing efforts on potential customers that are members of the Global 2000 because we believe that they represent the largest potential opportunity. As of December 31, 2013, our channel partners included over 300 resellers, 35 service providers and a small number of systems integrators.

We believe that our market opportunity is large and global and sales to customers outside of the United States will remain a significant opportunity for future growth. In 2011, 2012 and 2013 and the three months ended March 31, 2014, 29%, 40%, 44% and 42% of our total revenue, respectively, was generated from customers located outside of the United States, primarily those located in EMEA. International market trends that may affect sales of our products and services include heightened concerns and legal requirements relating to data and privacy, the importance of execution on our international channel partners strategy, and the importance of recruiting and retaining sufficient international personnel.

Over the past year, we have significantly increased our expenditures to support the development and expansion of our business, which has resulted in continuing losses. We plan to continue to invest for future growth, including additional investment in sales and marketing and research and development, and as a result, we do not expect to be profitable for the foreseeable future. Under our current operating plan, future profitability is dependent upon continued revenue growth.

We have experienced rapid growth in recent periods. Our gross billings were $27.4 million, $68.0 million and $100.8 million in 2011, 2012 and 2013, respectively, representing growth rates of 148% from 2011 to 2012 and 48% from 2012 to 2013. Our gross billings were $22.6 million and $30.3 million, in the three months ended March 31, 2013 and 2014, respectively, representing a growth rate of 34%. Our total revenue was $13.9 million, $40.9 million, $105.6 million, $25.8 million and $28.2 million in 2011, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively. Excluding $21.1 million, $7.5 million and $1.6 million, respectively, of revenue recognized in 2013 and the three months ended March 31, 2013 and 2014 from perpetual licenses delivered prior to 2013, our total revenue was $84.5 million, $18.3 million and $26.7 million, in 2013 and the three months ended March 31, 2013 and 2014, respectively. We have incurred net losses of $25.7 million, $46.5 million, $32.5 million and $14.0 million, respectively, in 2011, 2012 and 2013 and the three months ended March 31, 2014. See “Selected Consolidated Financial Data—Key Metrics” for more information and a reconciliation of gross billings to total revenue.

Key Factors Affecting our Performance

Market Adoption of Mobile IT Platforms

We are affected by the pace at which enterprises adopt mobility into their business processes and purchase a mobile IT platform. Because our prospective customers often do not have a separate budget for mobile IT products, we invest in marketing efforts to increase market awareness, educate prospective customers and drive adoption of our platform. The degree to which prospective customers recognize the mission-critical need for mobile IT solutions will determine the rate at which we sell solutions to new and existing customers.

Investment in our Mobile IT Platform Ecosystem

We have invested, and intend to continue to invest, in expanding the breadth and depth of our mobile IT ecosystem. We expect to invest in research and development to enhance the application and technology integration capabilities of our platform by developing new and enhancing existing SDKs and APIs to further enable third parties to integrate their applications and solutions with our platform. The degree to which we expand our base of AppConnect and Technology Alliance partners will increase the value of our platform for our customers, which could lead to an increased number of new customers as well as renewals and follow-on sales opportunities.

Ability to Grow Worldwide Sales Capacity

We have invested, and intend to continue to invest, in expanding our sales organization, increasing our sales headcount and improving our sales operations to drive additional revenue and support the growth of our customer base. We work with our channel partners to identify and acquire new customers as well as pursue follow-on sales opportunities. Newly-hired sales personnel typically require several months to become productive. All of these factors will influence timing and overall levels of sales productivity, impacting the rate at which we will be able to acquire customers to drive revenue growth.

Expansion and Upsell within Existing Customer Base

After the initial sale to a new customer, we focus on expanding our relationship with such customer to sell additional device licenses, subscriptions and products. To increase our revenue, it is important that our customers expand device license count and purchase additional products. Historically, we have often realized sales of additional device licenses that are multiples of initial sales of device licenses. Our opportunity to expand our customer relationships through additional sales is expected to increase as we add new customers, broaden our product portfolio to meet additional mobile IT requirements, increase the benefits provided to both users and IT and enhance platform functionality. Additional sales lead to increased revenue over the lifecycle of a customer relationship and can significantly increase the return on our sales and marketing investments. Accordingly, our revenue growth will depend in part on the degree to which our expansion and upsell sales strategy is successful.

Mix of Subscription and Perpetual Revenue

We offer our solutions on both a subscription and perpetual pricing model. We believe investments in our cloud services have facilitated further adoption of our solutions and have contributed to the growth in our subscription revenue. We are seeing broader market acceptance of our subscription licensing model from new customers. The utilization of our service provider channel partners has led to increasing subscription revenue from MRC arrangements. We expect the proportion of subscription revenue to our total revenue to increase over time. However, since subscription revenue is recognized ratably over the duration of the related contracts, increases in total revenue will lag any increase in subscription arrangements.

Key Metrics

We monitor the following key metrics:

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Gross billings	$27,397	$68,044	$100,825	$22,583	$30,298
Year-over-year percentage increase		148%	48%		34%
Recurring billings	$6,985	$22,812	$45,395	$8,830	$15,758
Percentage of gross billings	25%	34%	45%	39%	52%
Non-GAAP gross profit	$8,702	$29,416	$89,677	$22,256	$23,146
Non-GAAP gross margin	63%	72%	85%	86%	82%
Free cash flow	$(15,500)	$(25,420)	$(27,794)	$(3,704)	$(10,833)

Gross billings. We define gross billings as total revenue plus the change in deferred revenue in a period. The gross billings we record in any period reflect sales to new customers plus renewals and additional sales to existing customers. We use gross billings as a performance measurement because we bill our customers at the time of sale of our solutions and recognize revenue either upon delivery or ratably over subsequent periods. In addition, we have monitored gross billings because the establishment of VSOE commencing January 1, 2013 with respect to perpetual license revenue made it difficult to compare periods and understand growth in our business. Accordingly, we believe gross billings provide valuable insight into the sales of our solutions and the performance of our business. Our gross billings were $27.4 million, $68.0 million and $100.8 million in 2011, 2012 and 2013, and have grown 148% and 48% year over year in 2012 and 2013, respectively, and were $22.6 million and $30.3 million, respectively, in the three months ended March 31, 2013 and 2014, representing a growth rate of 34%, due to the same factors that caused our revenue to increase over the same periods.

Recurring billings. We define recurring billings generally as total revenue less perpetual license and professional services revenue plus the change in deferred revenue for subscription and software support arrangements in a period. The portion of our billings to service providers that are transacted on a monthly basis are included in recurring billings, adjusted for nonrecurring perpetual billings. We monitor our recurring billings because they help us understand product mix shifts, the impact those mix shifts may have on cash flows and the predictability of our future revenues. Our recurring billings have increased as a percentage of gross billings from 25% in 2011 to 45% in 2013 and 52% in the three months ended March 31, 2014 due to the same factors that caused our subscription revenue and software support and services revenue to increase over the same periods.

Non-GAAP gross profit and margin. We define non-GAAP gross profit as our total revenue less cost of revenue, adjusted to exclude stock-based compensation and amortization of intangible assets. We define non-GAAP gross margin as non-GAAP gross profit as a percentage of total revenue. Non-GAAP gross profit and margin are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short-term and long-term operating and compensation plans. In particular, non-GAAP gross profit and margin exclude certain non-cash expenses and can provide useful measures for period-to-period comparisons of our core business. Our non-GAAP gross profit was $8.7 million, $29.4 million and $89.7 million in 2011, 2012 and 2013, and has grown

238% and 205% year over year in 2012 and 2013, respectively. The increase in non-GAAP gross profit in 2013 was largely as a result of increased total revenue and economies of scale. Total non-GAAP gross margin increased from 63% to 72% to 85% from 2011 to 2012 to 2013, as a result of increased leverage due to an increase in total revenues. Excluding the impact of $21.1 million, $7.5 million and $1.6 million of revenue recognized in 2013 and the three months ended March 31, 2013 and 2014, respectively, with respect to perpetual licenses delivered prior to 2013, our non-GAAP gross margin was 81% in 2013 and the three months ended March 31, 2013 and 2014.

Free cash flow. We define free cash flow as cash used in operating activities less the amount of purchases of property and equipment. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that, after the purchases of property and equipment, can be used for strategic opportunities. Our purchases of property and equipment in 2011, 2012, 2013 and the three months ended March 31, 2013 and 2014 were $1.6 million, $1.9 million, $2.2 million, $496,000 and $496,000, respectively, and were primarily to support our employee growth and expand our data centers. Free cash flow was $(15.5) million, $(25.4) million, $(27.8) million, $(3.7) million, and $(10.8) million in 2011, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively, as we continued to invest in the growth of our business, which was partially offset by an increase in cash collections from customers as our gross billings increased 148% and 48% in 2012 and 2013 and 34% from the three months ended March 31, 2013 to the three months ended March 31, 2014, respectively.

See “Selected Consolidated Financial Data—Key Metrics” for more information and reconciliations of non-GAAP financial measures to their most directly comparable financial measures calculated in accordance with GAAP.

Components of Results of Operations

Revenue

Perpetual license revenue. Perpetual license revenue primarily relates to revenue from on-premise perpetual licenses. Upon establishing VSOE of fair value for software support and services on January 1, 2013, we began to recognize perpetual license revenue upon delivery assuming all other revenue recognition criteria have been met. Prior to that date, we recognized perpetual license revenue ratably over the contractual term of the related software support agreement. Prior to January 1, 2013, we did not have VSOE of fair value for our software-related undelivered elements due to limited history of stand-alone sales transactions and inconsistency in pricing. We established VSOE of fair value when we had a substantial majority of stand-alone sales transactions of software support and services arrangements pricing within a narrow pricing band. In our VSOE analysis, we generally include stand-alone sales transactions entered into during a rolling 12 month period unless a shorter period is appropriate due to changes in our pricing structure. From time to time, we enter into multiple element arrangements with customers in which a customer purchases our software with an appliance. These sales of appliances are also included in perpetual license revenue and constituted less than 10% of total revenue in 2011 and 2012 and less than 5% of total revenue in 2013 and the three months ended March 31, 2013 and 2014.

Subscription revenue. Subscription revenue is generated primarily from subscriptions to our on-premise term licenses, arrangements where perpetual and term license subscriptions are bundled together, and subscriptions to our cloud service. These revenues are recognized ratably over the subscription period or term. While most of our subscriptions have at least a one-year commitment, we also recognize in this category MRC, which is revenue from month-to-month subscription arrangements that are typically sold through service providers and billed on a monthly basis. Except for MRC, we typically bill subscriptions annually in advance.

Software support and services revenue. Software support and services revenue includes recurring revenue from agreements to provide software upgrades and updates, as well as technical support, to customers with perpetual software licenses. Revenue related to software support is recognized ratably over the support term. Software support and services revenue also includes revenue from professional services, consisting of implementation consulting services and training of customer personnel. Revenue related to professional services is generally recognized upon delivery for arrangements on or after January 1, 2013, and recognized ratably over the contractual term for arrangements prior to January 1, 2013.

Cost of Revenue

Perpetual license. Our cost of perpetual license revenue consists of cost of third-party software royalties and appliances.

Subscription. Our cost of subscription revenue primarily consists of costs associated with our data center operations for our cloud service, our global Customer Success organization and third-party software royalties. Cloud service data center costs primarily consist of third-party hosting facilities and information technology costs. Global Customer Success organization costs primarily consist of salaries, benefits, bonuses, stock-based compensation, depreciation, recruiting and facilities.

Software support and services. Our software support and services cost of revenue primarily consists of costs associated with our global Customer Success organization, including our customer support, professional services, customer advocacy and training teams. These costs consist of salaries, benefits, bonuses, stock-based compensation, depreciation, recruiting, facilities and information technology costs.

Gross Margin

Gross margin, or gross profit as a percentage of total revenue, has been and will continue to be affected by various factors, including mix between large and small customers, mix of products sold, mix between perpetual and subscription licenses, timing of revenue recognition and the extent to which we expand our global Customer Success organization and data center operations, including costs associated with third-party hosting facilities. We expect our gross margins to fluctuate over time depending on the factors described above.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, general and administrative expense and amortization and impairment of intangible assets. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, stock-based compensation and with regard to sales and marketing expense, sales commissions. We expect operating expenses to increase in absolute dollars, as we continue to invest to grow our business. While operating expenses may fluctuate as a percentage of total revenue from period to period, we expect them to decrease over the long term as a percentage of total revenue.

Research and Development. Research and development costs are expensed as incurred. Research and development expense consists primarily of personnel costs. Research and development expense also includes costs associated with contractors and consultants, equipment and software to support our development and quality assurance departments, facilities and information technology. We expect research and development expense to increase in absolute dollars as we continue to invest in our future products and services. While our research and development as a percentage of total revenue may fluctuate, we expect it to decrease over the long term as a percentage of total revenue.

Sales and Marketing. Sales and marketing expense consists primarily of personnel costs, including sales commissions. We expense commissions up-front at the time of the sale. Sales and marketing expense also includes third-party event, lead generation campaigns, promotional and other marketing activities, as well as travel, equipment and software, depreciation, consulting, information technology and facilities. In the last 12 months, we significantly increased the size of our sales force, substantially increased our local sales presence internationally and increased marketing spending to generate sales opportunities. We expect sales and marketing expense to continue to increase in absolute dollars as we increase the size of our sales and marketing organizations to develop and assist our channel partners and to expand our international presence. While our sales and marketing as a percentage of total revenue may fluctuate, we expect it to decrease over the long term, as a percentage of total revenue as we continue to rely on our indirect sales channel.

General and Administrative. General and administrative expense consists of personnel costs, travel, information technology, facilities and professional services fees. General and administrative personnel include our executive, finance, human resources and legal organizations. Professional services fees consist primarily of litigation, other legal, accounting and consulting costs. We expect general and administrative expense to increase in absolute dollars due to additional legal, accounting, insurance, investor relations and other costs associated with being a public company. While our general and administrative expense as a percentage of total revenue may fluctuate, we expect it to decrease over the long term as a percentage of total revenue.

Other Expense—Net

Other expense—net consists primarily of the effect of exchange rates on our foreign currency-denominated asset and liability balances and interest income earned on our cash and cash equivalents. All translation adjustments are recorded as foreign currency gains (losses) in the consolidated statements of operations. To date, we have had minimal interest income.

Income Tax Expense (Benefit)

Income tax expense (benefit) consists primarily of income taxes in foreign jurisdictions in which we conduct business. The benefit for income taxes in 2012 related primarily to the release of a valuation allowance of $1.6 million associated with nondeductible intangible assets recorded as part of previous acquisitions, partially offset by state minimum income tax and income tax on our foreign jurisdictions. We maintain a full valuation allowance for deferred tax assets including net operating loss carryforwards and research and development credits and other tax credits.

Consolidated Results of Operations

The following tables summarize our consolidated results of operations for the periods presented and as a percentage of our total revenue for those periods. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Revenue:
Perpetual license	$10,130	$26,251	$69,810	$19,194	$14,675
Subscription	1,106	5,617	15,085	2,737	5,966
Software support and services	2,620	9,022	20,679	3,890	7,572

Total revenue	13,856	40,890	105,574	25,821	28,213
Cost of revenue:
Perpetual license	1,111	1,930	3,327	765	1,111
Subscription	871	2,998	3,684	861	1,240
Software support and services	3,216	6,742	9,489	2,089	2,886

Total cost of revenue(1)	5,198	11,670	16,500	3,715	5,237

Gross profit	8,658	29,220	89,074	22,106	22,976

Operating expenses:
Research and development(1)	8,052	23,773	36,400	8,850	10,299
Sales and marketing(1)	23,092	45,979	68,309	13,760	21,764
General and administrative(1)	3,054	7,223	12,081	2,450	4,608
Amortization of intangible assets	—	52	208	52	52
Impairment of in-process research and development	—	—	3,925	—	—

Total operating expenses	34,198	77,027	120,923	25,112	36,723

Operating loss	(25,540)	(47,807)	(31,849)	(3,006)	(13,747)
Other expense—net	131	137	396	85	97

Loss before income taxes	(25,671)	(47,944)	(32,245)	(3,091)	(13,844)
Income tax expense (benefit)	46	(1,433)	252	51	118

Net loss	$(25,717)	$(46,511)	$(32,497)	$(3,142)	$(13,962)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Cost of revenue	$44	$173	$327	$81	$101
Sales and marketing	375	1,063	1,893	426	616
Research and development	144	2,565	5,238	1,592	1,248
General and administrative	190	483	931	177	436

Total stock-based compensation expense	$753	$4,284	$8,389	$2,276	$2,401

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
Revenue:
Perpetual license	73%	64%	66%	74%	52%
Subscription	8	14	14	11	21
Software support and services	19	22	20	15	27

Total revenue	100	100	100	100	100
Cost of revenue:
Perpetual license	8	5	3	3	4
Subscription	6	7	4	3	5
Software support and services	23	17	9	8	10

Total cost of revenue	37	29	16	14	19

Gross profit	63	71	84	86	81

Operating expenses:
Research and development	58	58	35	34	37
Sales and marketing	167	112	65	54	77
General and administrative	22	18	11	10	16
Amortization of intangible assets	—	0	0	0	0
Impairment of in-process research and development	—	—	4	—	—

Total operating expenses	247	188	115	98	130

Operating loss	(184)	(117)	(31)	(12)	(49)

Other expense—net	1	0	0	0	0

Loss before income taxes	(185)	(117)	(31)	(12)	(49)

Income tax expense (benefit)	0	(3)	0	0	0

Net loss	(185)%	(114)%	(31)%	(12)%	(49)%

Comparison of the three months ended March 31, 2013 and 2014

Revenue

	Three Months Ended March 31,				Change
	2013		2014
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(in thousands)
Revenue:
Perpetual license	$19,194	74%	$14,675	52%	$(4,519)	(24)%
Subscription	2,737	11	5,966	21	3,229	118%
Software support and services	3,890	15	7,572	27	3,682	95%

Total revenue	$25,821	100%	$28,213	100%	$2,392	9%

	Three Months Ended March 31,				Change
	2013		2014
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(in thousands)
United States	$13,608	53%	$16,363	58%	$2,755	20%
International	$12,213	47	$11,850	42%	(363)	(3)%

Total revenue	$25,821	100%	$28,213	100%	$2,392	9%

Perpetual license revenue decreased $4.5 million in the three months ended March 31, 2014 compared to the same period of the prior year, due to a $5.9 million decrease in revenue recognized from licenses that were delivered prior to 2013, but for which the revenue was being recognized ratably over the contractual terms of the related software support agreements due to lack of VSOE for software support and services prior to January 1, 2013. After adjusting for the decrease in perpetual license revenue recognized from licenses delivered prior to 2013, perpetual license revenue increased $1.4 million, or 12%, as a result of an increase in market adoption of our solutions by both new and existing customers.

Subscription revenue increased $3.2 million, or 118%, in the three months ended March 31, 2014 compared to the same period of the prior year, primarily due to increased sales of solutions sold under either a cloud-based delivery model or a subscription term license for our on-premise software products. The increase in subscription revenue also reflected an increase in MRC from $968,000 in the three months ended March 31, 2013, to $2.5 million in the three months ended March 31, 2014.

Software support and services revenue increased $3.7 million, or 95%, in the three months ended March 31, 2014 compared to the same period of the prior year, primarily as a result of perpetual license sales that increased our cumulative installed base of customers that pay recurring software support.

Revenue from international sales decreased 3% in the three months ended March 31, 2014 compared to the same period of the prior year due to a decrease in revenue recognized from perpetual licenses delivered prior to 2013, as noted above. Revenue from AT&T, as a reseller, increased to 24% of total revenue in the three months ended March 31, 2014, as compared to 18% of total revenue in the same period of the prior year. No customer accounted for more than 5% of total revenue in the three months ended March 31, 2013 and 2014.

Cost of Revenue and Gross Margin

	Three Months Ended March 31,
	2013		2014		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(in thousands)
Cost of revenue:
Perpetual license	$765	3%	$1,111	4%	$346	45%
Subscription	861	3	1,240	5	379	44%
Software support and services	2,089	8	2,886	10	797	38%

Total cost of revenue	3,715	14	5,237	19	1,522	41%

Gross profit	$22,106		$22,976		$870	4%

Gross margin		86%		81%

Total cost of revenue increased $1.5 million, or 41%, in the three months ended March 31, 2014 compared to the same period of the prior year. Perpetual license cost of revenue increased $346,000, or 45%, primarily due to an increase in appliance and royalty costs due to increased perpetual license sales. Subscription cost of revenue increased $379,000, or 44%, and software support and services cost of revenue increased $797,000, or 38%, reflecting, for subscription cost, an increase in data center operations expense and, for software support and services cost, an increase in our global Customer Success organization expense. The decrease in gross margin in the three months ended March 31, 2014 compared to the same period of the prior year was primarily due to the unfavorable impact of the decrease in revenue that was recognized from perpetual licenses that were delivered prior to 2013. Excluding the impact of this reduction in VSOE-related revenue, gross margin increased 0.6% in the three months ended March 31, 2014 compared to the same period of the prior year.

Operating Expenses

	Three Months Ended March 31,
	2013		2014		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(in thousands)
Operating expenses:
Research and development	$8,850	34%	$10,299	37%	$1,449	16%
Sales and marketing	13,760	54	21,764	77	8,004	58%
General and administrative	2,450	10	4,608	16	2,158	88%
Amortization of intangible assets	52	0	52	0	—	—%

Total operating expenses	$25,112	98%	$36,723	130%	$11,611	46%

Research and development expense increased $1.4 million, or 16%, in the three months ended March 31, 2013 compared to the same period of the prior year, primarily due to an increase in personnel costs of $862,000 as we increased our development headcount to support continued investment in our product and service offerings. Such increase also reflected an increase in facilities and infrastructure costs of $282,000 and in consulting and other outside contractor and consultant costs of $213,000 to support and supplement engineering growth. Personnel costs included a net decrease of $344,000 for stock-based compensation expense, primarily due to lower expense from compensatory restricted stock grants that are recognized under an accelerated method, which reduction was partially offset by increased expense from grants of stock options to new and existing employees.

Sales and marketing expense increased $8.0 million, or 58%, in the three months ended March 31, 2014 compared to the same period of the prior year, primarily due to an increase in personnel costs of $5.3 million as we increased sales headcount to support growth and recognized $2.1 million higher commission expense. Travel-related expense increased $1.4 million as a result of travel requirements of our larger sales team, our expansion into foreign markets, and the timing of sales events. In addition, third-party marketing-related expense increased $781,000 as we expanded customer and partner programs and lead generation activities. Stock-based compensation expense increased $190,000 in the three months ended March 31, 2014 compared to the same period of the prior year due to stock option grants to employees.

General and administrative expense increased $2.2 million, or 88%, in the three months ended March 31, 2014 compared to the same period of the prior year, primarily due to increases in personnel costs and litigation and consulting expenses. Personnel costs increased $977,000 as we grew headcount. Professional services fees, including consulting and legal fees to support our commercial growth and advise on litigation matters, increased $830,000. Stock-based compensation expense increased $259,000 in the three months ended March 31, 2014 compared to the same period of the prior year due to stock option grants to new employees, including senior executives, and existing employees.

Amortization of intangible assets was $52,000 in both the three months ended March 31, 2013 and 2014, and was associated with intangible assets recorded as part of acquisitions completed in 2012.

Other Expense—Net

	Three Months Ended March 31,		Change
	2013	2014	Amount	%
	(in thousands)
Other expense—net	$85	$97	$12	14%

Other expense—net was primarily comprised of foreign currency transaction losses and losses from the translation of foreign-denominated balances to the U.S. dollar.

Income Tax Expense

	Three Months Ended March 31,		Change
	2013	2014	Amount	%
	(in thousands)
Income tax expense	$51	$118	$67	131%

Income tax expense was $51,000 and $118,000 in the three months ended March 31, 2013 and 2014, respectively and was associated with foreign and state taxes. We have a full valuation allowance for our deferred tax assets. The increase in income tax expense was due to an increase in foreign income taxes on profits realized by our foreign subsidiaries as we expanded internationally as well as additional subsidiaries becoming tax-paying entities.

Comparison of 2012 and 2013

Revenue

	Year Ended December 31,				Change
	2012		2013
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(in thousands)
Revenue:
Perpetual license	$26,251	64%	$69,810	66%	$43,559	166%
Subscription	5,617	14	15,085	14	9,468	169%
Software support and services	9,022	22	20,679	20	11,657	129%

Total revenue	$40,890	100%	$105,574	100%	$64,684	158%

	Year Ended December 31,				Change
	2012		2013
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(in thousands)
United States	$24,473	60%	$58,656	56%	$34,183	140%
International	16,417	40	46,918	44	30,501	186%

Total revenue	$40,890	100%	$105,574	100%	$64,684	158%

Our total revenue increased $64.7 million, or 158%, in 2013 compared to 2012. The increase reflected continuing expansion of the mobile IT market and was attributable to an increase in sales to both new and existing customers, including sales of new premium products with additional functionality for application containerization and content management that were released in late 2012 and early 2013. The increase was also due to the recognition of $21.1 million for perpetual license revenue relating to licenses that were delivered prior to 2013, but for which the revenue was being recognized ratably over the contractual terms of the related software support agreements due to lack of VSOE for support prior to January 1, 2013. Revenue from international sales increased from $16.4 million in 2012 to $46.9 million in 2013, primarily due to increased sales to customers in EMEA. Revenue from AT&T, Inc. as a reseller increased to 20% of total revenue in 2013, as compared to 14% of total revenue in 2012. No customer accounted for more than 5% of total revenue for 2013.

Perpetual license revenue increased $43.6 million or 166%, in 2013 compared to 2012, due to an increase in sales of perpetual licenses resulting from an increase in market adoption of our solutions. The increase was also due to the recognition of revenue from licenses that were delivered prior to 2013 as described above.

Subscription revenue increased $9.5 million, or 169%, in 2013 compared to 2012, primarily due to increased sales of solutions sold under either a cloud-based delivery model or a subscription term license for our on-premise software products. Contributing to the increase in subscription revenue, MRC, sold primarily through our service providers, increased from $1.6 million in 2012 to $6.0 million in 2013.

Software support and services revenue increased $11.7 million, or 129%, in 2013 compared to 2012, as a result of increased perpetual license sales in 2013 and the increase in our cumulative installed base of customers that pay recurring software support.

Cost of Revenue and Gross Margin

	Year Ended December 31,
	2012		2013		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(in thousands)
Cost of revenue:
Perpetual license	$1,930	5%	$3,327	3%	$1,397	72%
Subscription	2,998	7	3,684	4	686	23%
Software support and services	6,742	17	9,489	9	2,747	41%

Total cost of revenue	11,670	29	16,500	16	4,830	41%

Gross profit	$29,220		$89,074		$59,854	205%

Gross margin		71%		84%

Total cost of revenue increased $4.8 million, or 41%, in 2013 compared to 2012. Perpetual license cost of revenue increased $1.4 million, or 72%, primarily due to an increase in appliance and royalty costs due to increased perpetual license sales. Subscription cost of revenue increased $686,000, or 23%, as we increased our global Customer Success and data center operations expense to support our growing customer base. Software support and services cost of revenue increased $2.7 million, or 41%, as we increased our global Customer Success organization to support our growing customer base. The increase in gross margin in 2013 compared to 2012 was largely due to economies of scale and the favorable impact of perpetual license revenue that was recognized ratably and attributable to licenses for software that were delivered prior to 2013.

Operating Expenses

	Year Ended December 31,
	2012		2013		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(in thousands)
Operating expenses:
Research and development	$23,773	58%	$36,400	35%	$12,627	53%
Sales and marketing	45,979	112	68,309	65	22,330	49%
General and administrative	7,223	18	12,081	11	4,858	67%
Amortization of intangible assets	52	0	208	0	156	300%
Impairment of in-process research and development	—	—	3,925	4	3,925	NM

Total operating expenses	$77,027	188%	$120,923	115%	$43,896	57%

Research and development expense increased $12.6 million, or 53%, in 2013 compared to 2012, primarily due to an increase in personnel costs of $11.3 million as we increased our development headcount to support continued investment in our future product and service offerings and an increase in facilities and infrastructure costs of $1.1 million to support the growing organization. Personnel costs included an increase of $2.7 million for stock-based compensation expense, of which $1.9 million was associated with compensatory restricted stock grants made as part of acquisitions, and the balance of which was due to stock option grants to employees.

Sales and marketing expense increased $22.3 million, or 49%, in 2013 compared to 2012, primarily due to an increase in personnel costs of $17.5 million as we increased sales headcount to support growth and recognized $7.8 million higher commission expense. Travel-related expense increased $2.1 million as a result of travel requirements of our larger sales team and expansion into foreign markets. In addition, third-party marketing-

related expense increased $2.2 million as we expanded customer and partner programs and lead generation activities. Stock-based compensation expense increased $831,000 in 2013 compared to 2012 due to stock option grants to employees.

General and administrative expense increased $4.9 million, or 67%, in 2013 compared to 2012, primarily due to an increase in litigation expense and personnel costs. Professional services fees increased $3.1 million, primarily to supplement our legal, finance and human resources organizations to support our growth, of which $1.7 million was associated with litigation matters for which we began to incur costs in 2013. Personnel costs increased $1.8 million as we grew headcount. Stock-based compensation expense increased $448,000 in 2013 compared to 2012 due to stock option grants to employees.

Amortization of intangible assets was $52,000 and $208,000 in 2012 and 2013, respectively, and was associated with intangible assets recorded as part of acquisitions completed in 2012.

During 2013, we abandoned an in-process research and development, or IPR&D, project and recorded a $3.9 million impairment loss.

Other Expense—Net

	Year Ended December 31,		Change
	2012	2013	Amount	%
	(in thousands)
Other expense—net	$137	$396	$259	189%

Other expense—net was primarily composed of foreign currency transaction losses and the losses from the translation of foreign-denominated balances to the U.S. dollar.

Income Tax Expense (Benefit)

	Year Ended December 31,		Change
	2012	2013	Amount	%
	(in thousands)
Income tax expense (benefit)	$(1,433)	$252	$1,685	NM

Income tax expense was $252,000 in 2013, compared to an income tax benefit of $1.4 million in 2012. We incur income tax expense primarily due to foreign and state taxes. Such foreign and state income tax was $209,000 and $252,000 in 2012 and 2013, respectively, and was primarily due to an increase in foreign income taxes on profits realized by our foreign subsidiaries as we expanded internationally. The tax benefit in 2012 included a $1.6 million one-time benefit from the release of a valuation allowance on a net deferred tax liability associated with non-deductible intangible assets recorded as part of acquisitions.

Comparison of 2011 and 2012

Revenue

	Year Ended December 31,
	2011		2012		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(in thousands)
Revenue:
Perpetual license	$10,130	73%	$26,251	64%	$16,121	159%
Subscription	1,106	8	5,617	14	4,511	408%
Software support and services	2,620	19	9,022	22	6,402	244%

Total revenue	$13,856	100%	$40,890	100%	$27,034	195%

	Year Ended December 31,
	2011		2012		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(in thousands)
United States	$9,774	71%	$24,473	60%	$14,699	150%
International	4,082	29	16,417	40	12,335	302%

Total revenue	$13,856	100%	$40,890	100%	$27,034	195%

Our total revenue increased $27.0 million, or 195%, in 2012 compared to 2011. The increase reflected significant expansion in the mobile IT market and was attributable to an increase in sales to both new and existing customers to secure and manage mobile devices. Total revenue from AT&T, Inc. as a reseller increased to 14% of total revenue in 2012, as compared to 11% of total revenue in 2011. No customer accounted for more than 5% of total revenue for 2012, and no customer accounted for more than 10% of total revenue in 2011.

Perpetual license revenue increased $16.1 million, or 159%, in 2012 compared to 2011, primarily due to an increase in sales of perpetual licenses resulting from an increase in market adoption of our products, the revenue from which was recognized ratably over the terms of the support agreements in the periods presented.

Subscription revenue increased $4.5 million, or 408%, in 2012 compared to 2011, primarily due to increased sales of products sold under either a cloud-based delivery model or a subscription term license for our on-premise software products.

Software support and services revenue increased $6.4 million, or 244%, in 2012 compared to 2011, as a result of increased perpetual license sales in 2012 and the increase in our cumulative installed base of customers.

Cost of Revenue and Gross Margin

	Year Ended December 31,
	2011		2012		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(in thousands)
Cost of revenue:
Perpetual license	$1,111	8%	$1,930	5%	$819	74%
Subscription	871	6	2,998	7	2,127	244%
Software support and services	3,216	23	6,742	17	3,526	110%

Total cost of revenue	5,198	37	11,670	29	6,472	125%

Gross profit	$8,658		$29,220		$20,562	237%

Gross margin		63%		71%

Total cost of revenue increased $6.5 million, or 125%, in 2012 compared to 2011. Perpetual license cost of revenue increased $819,000, or 74% due to an increase in appliance and royalty costs as a result of increased perpetual license sales. Subscription cost of revenue increased $2.1 million, or 244%, primarily due to an increase in data center costs of $1.7 million as we increased our headcount and infrastructure, including third party data center facilities, to support our growing customer base and, to a lesser extent, to increased headcount in our global Customer Success organization. Support and services cost of revenue increased $3.5 million, or 110%, as we increased headcount in our global Customer Success organization to support our growing customer base. The increase in gross margin in 2012 compared to 2011 was largely due to economies of scale and recognition in 2012 of perpetual license revenue that was recognized ratably, that were delivered prior to 2012. The increase in gross margin was offset in part by recognition in later periods of perpetual license revenue relating to licenses that were delivered in 2012.

Operating Expenses

	Year Ended December 31,
	2011		2012		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(in thousands)
Operating expenses:
Research and development	$8,052	58%	$23,773	58%	$15,721	195%
Sales and marketing	23,092	167	45,979	112	22,887	99%
General and administrative	3,054	22	7,223	18	4,169	137%
Amortization of intangible assets	—	—	52	—	52	NM

Total operating expenses	$34,198	247%	$77,027	188%	$42,829	125%

Research and development expense increased $15.7 million, or 195%, in 2012 compared to 2011, primarily due to an increase in personnel costs of $12.1 million as we increased our headcount to support investment in our future product and service offerings, an increase in outside service expense of $1.5 million as we increased the use of consultants and third parties to supplement our product development efforts, and an increase in facilities and infrastructure costs of $1.9 million to support the growing organization. Personnel costs in 2012 included an increase of $2.4 million for stock-based compensation expense due to stock option grants to employees, as well as compensatory restricted stock grants made as part of our acquisitions.

Sales and marketing expense increased $22.9 million, or 99%, in 2012 compared to 2011, primarily due to an increase in personnel costs of $15.8 million, including $2.3 million of higher commission expense, as we increased headcount. Travel-related expense increased $2.2 million as a result of travel requirements of our expanded sales team and expansion into foreign markets. In addition, third-party marketing-related expense increased $2.6 million as we added or expanded trade shows and other events, partner programs, collateral and other market development activities. The remaining increase was due to increased facilities and IT-related spending. Stock-based compensation expense increased $688,000 due to stock option grants to new and existing employees.

General and administrative expense increased $4.2 million, or 137%, in 2012 compared to 2011, primarily due to an increase in personnel costs of $2.5 million and an increase in professional services costs of $1.0 million to support company growth. Stock-based compensation expense increased $293,000 due to stock option grants to new and existing employees.

Amortization of intangible assets was $52,000 in 2012 compared to zero in 2011, and was associated with intangible assets recorded as part of acquisitions completed in 2012.

Other Expense—Net

	Year Ended December 31,		Change
	2011	2012	Amount	%
	(in thousands)
Other expense—net	$131	$137	$6	5%

Other expense—net was essentially unchanged in 2012 compared to 2011 and was primarily composed of foreign currency transaction losses and losses from the translation of foreign-denominated balance sheets to the U.S. dollar.

Income Tax Expense (Benefit)

	Year Ended December 31,		Change
	2011	2012	Amount	%
	(in thousands)
Income tax expense (benefit)	$46	$(1,433)	$(1,479)	NM

Income tax benefit was $1.4 million in 2012, compared to an income tax expense of $46,000 in 2011. We incur income tax expense primarily due to foreign and state taxes. We have a full valuation allowance for our deferred tax assets. The foreign and state income tax was $209,000 and $46,000 in 2012 and 2011, respectively, and was primarily due to an increase in foreign income taxes on profits realized by our foreign subsidiaries as we expanded internationally. The tax benefit in 2012 included a $1.6 million one-time benefit from the release of a valuation allowance on a net deferred tax liability associated with non-deductible intangible assets recorded as part of acquisitions.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the nine quarters in the period ended March 31, 2014, as well as the percentage that each line item represents of total revenue for each quarter. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with generally accepted accounting principles in the United States. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended,
	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
Revenue:
Perpetual license	$4,973	$6,215	$7,102	$7,961	$19,194	$17,243	$16,932	$16,441	$14,675
Subscription	826	1,213	1,565	2,013	2,737	3,236	4,095	5,017	5,966
Software support and services	1,444	1,962	2,572	3,044	3,890	4,676	5,447	6,666	7,572

Total revenue	7,243	9,390	11,239	13,018	25,821	25,155	26,474	28,124	28,213
Cost of revenue:
Perpetual license	376	455	463	636	765	816	816	930	1,111
Subscription	574	744	829	851	861	884	899	1,040	1,240
Software support and services	1,379	1,559	1,866	1,938	2,089	2,187	2,469	2,744	2,886

Total cost of revenue	2,329	2,758	3,158	3,425	3,715	3,887	4,184	4,714	5,237

Gross profit	4,914	6,632	8,081	9,593	22,106	21,268	22,290	23,410	22,976

Operating expenses:
Research and development	3,869	4,565	5,779	9,560	8,850	8,565	9,210	9,775	10,299
Sales and marketing	8,889	10,655	11,746	14,689	13,760	15,442	17,771	21,336	21,764
General and administrative	1,398	1,655	2,199	1,971	2,450	3,287	3,177	3,167	4,608
Amortization of intangible assets	—	—	—	52	52	52	52	52	52
Impairment of in-process research and development	—	—	—	—	—	—	3,925	—	—

Total operating expenses	14,156	16,875	19,724	26,272	25,112	27,346	34,135	34,330	36,723

Operating loss	(9,242)	(10,243)	(11,643)	(16,679)	(3,006)	(6,078)	(11,845)	(10,920)	(13,747)
Other expense (income)—net	(24)	117	(79)	123	85	83	132	96	97

Loss before income taxes	(9,218)	(10,360)	(11,564)	(16,802)	(3,091)	(6,161)	(11,977)	(11,016)	(13,844)
Income tax expense (benefit)	49	(299)	49	(1,232)	51	39	80	82	118

Net loss	$(9,267)	$(10,061)	$(11,613)	$(15,570)	$(3,142)	$(6,200)	$(12,057)	$(11,098)	$(13,962)

	Three Months Ended,
	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
Revenue:
Perpetual license	69%	66%	63%	61%	74%	68%	64%	58%	52%
Subscription	11	13	14	16	11	13	15	18	21
Software support and services	20	21	23	23	15	19	21	24	27

Total revenue	100	100	100	100	100	100	100	100	100

Cost of revenue:
Perpetual license	5	5	4	5	3	3	3	3	4
Subscription	8	8	7	6	3	4	4	4	5
Software support and services	19	16	17	15	8	9	9	10	10

Total cost of revenue	32	29	28	26	14	16	16	17	19

Gross margin	68	71	72	74	86	84	84	83	81

Operating expenses:
Research and development	53	49	51	74	34	34	35	35	37
Sales and marketing	123	113	105	113	54	62	67	76	77
General and administrative	19	18	20	15	10	13	12	11	16
Amortization of intangible assets	0	0	0	0	0	0	0	0	0
Impairment of in-process research and development	0	0	0	0	0	0	15	0	0

Total operating expenses	195	180	176	202	98	109	129	122	130

Operating loss	(127)	(109)	(104)	(128)	(12)	(25)	(45)	(39)	(49)
Other expense (income)—net	0	1	(1)	1	0	0	0	0	0

Loss before income taxes	(127)	(110)	(103)	(129)	(12)	(25)	(45)	(39)	(49)
Income tax expense (benefit)	1	(3)	0	(9)	0	0	0	0	0

Net loss	(128)%	(107)%	(103)%	(120)%	(12)%	(25)%	(45)%	(39)%	(49)%

Quarterly Revenue Trends

Our total revenue increased, on a quarterly basis, over the nine quarters ended March 31, 2014, reflecting increasing customer adoption of our mobile IT solutions. The increase in total revenue from 2012 to 2013 was in part due to the recognition of revenue from licenses upon delivery rather than ratably over the contractual term of the related software support agreements. The quarterly revenue in the quarters ended March 31, June 30, September 30, December 31, 2013 and March 31, 2014 included $7.5 million, $6.0 million, $4.5 million, $3.1 million and $1.6 million, respectively, of perpetual license revenue relating to licenses that were delivered prior to 2013, but for which the revenue was being recognized ratably over the contractual term of the related software support agreements due to lack of VSOE for software support and services prior to January 1, 2013.

Perpetual license revenue increased over the quarterly periods of 2012 due to an increase in sales of perpetual licenses resulting from an increase in market adoption of our products. The increase in 2013 was also due to the recognition of revenue from licenses that were delivered prior to 2013 as described above. The successive quarterly decreases in perpetual license revenue over 2013 were primarily due to the decreases in quarterly perpetual license revenue relating to licenses that were delivered prior to 2013.

Subscription revenue increased over the quarterly periods primarily due to sales of solutions sold under either a cloud-based delivery model or as a subscription term license for our on-premise software products.

Software support and services revenue increased over the quarterly periods as a result of increased perpetual license sales and the increase in our cumulative installed base of customers that purchased recurring software support.

Given our limited sales history, quarterly revenue trends over recent quarters may not be reliable indicators of our future revenue mix. Moreover, because we recognize revenue from perpetual licenses when delivered, assuming all other revenue recognition criteria have been met, and we recognize subscription and software support and services revenue ratably over the contractual term of the related software support agreements, quarterly changes in our mix of perpetual license revenue versus subscription and software support and services revenue may produce substantial variation in our revenue even if our sales activity remains consistent. We believe there are seasonal factors that may cause us to record higher revenue in some quarters compared to others. We believe this variability is largely due to our customers’ budgetary and spending patterns, as many customers spend the unused portions of their discretionary budgets prior to the end of their fiscal years. For example, we have historically recorded our highest level of revenue in our fourth quarter, which we believe corresponds to the fourth quarter of a majority of our customers.

Quarterly Gross Profit and Margin Trends

Quarterly gross profit and gross margin generally increased in the quarters of 2013 compared to the quarters of 2012 due primarily to economies of scale and the recognition of perpetual license revenue upon delivery rather than ratably over the contractual term of the related software support agreements. In addition, the ratable revenue recognized in 2013 and the quarter ended March 31, 2014 from sales of perpetual licenses delivered prior to 2013 had no corresponding cost of revenue. Gross margins decreased somewhat in the second, third and fourth quarters of 2013 and in the first quarter of 2014 as the amount of revenue we recognized from sales of perpetual licenses delivered prior to 2013 decreased each quarter. In the future, gross margin may fluctuate on a quarterly basis due to shifts in the mix of sales between perpetual and subscription licenses, the mix of products sold, the mix between large and small customers, the timing of revenue recognition and the extent to which we expand our global Customer Success organization and data center operations, including costs associated with third party hosting facilities.

Quarterly Operating Expense Trends

Total operating expenses generally increased for all periods presented primarily due to the addition of personnel in connection with the expansion of our business. The increase in research and development expense from the quarter ended December 31, 2012 compared to the quarter ended September 30, 2012 was due to an increase in hiring and an increase of $1.9 million in stock-based compensation expense associated with compensatory restricted stock grants made as part of our acquisitions. Sales and marketing expense increased in the quarters ended December 31, 2012 and 2013 compared to the quarters ended September 30, 2012 and 2013, primarily due to increased commission expense and third-party marketing spending as we held a number of events in the fourth quarter. Sales and marketing expense increased over 2013 and the first quarter of 2014 as we hired sales personnel to capture increasing sales opportunities and engaged in marketing programs for lead generation and various activities to promote our products. We generally would expect significant increases in commission expense in the fourth quarter of our fiscal year due to seasonally strong sales during that quarter. General and administrative expense increased in the quarter ended September 30, 2012 compared to the quarter ended June 30, 2012 due primarily to hiring and outside legal costs to support the growth of our business. General and administrative expense increased in the quarter ended June 30, 2013 compared to the quarter ended March 31, 2013 due to hiring and legal expenses to support our business growth, and litigation-related legal costs. General and administrative expense increased in the quarter ended March 31, 2014 compared to the quarter ended December 31, 2013 due to payroll-related costs as we increased headcount, higher litigation-related legal expenses, consulting expenses to supplement our finance department and outside legal expenses to support our growth in contract volume. In the quarter ended September 30, 2013, we abandoned an in-process research and development project and recorded a $3.9 million impairment loss. We generally expect our operating expenses to increase in absolute dollars as we continue to invest in future products and anticipated growth.

The benefits to income tax expense of $299,000 and $1.2 million in the quarters ended June 30, 2012 and December 31, 2012, respectively, were due to one-time benefits from the release of valuation allowances on net deferred tax liabilities associated with non-deductible intangible assets recorded as part of acquisitions.

Liquidity and Capital Resources

	December 31,			March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Cash and cash equivalents	$23,758	$38,692	$73,573	$35,178	$64,444

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Cash used in operating activities	$(13,875)	$(23,481)	$(25,550)	$(3,208)	$(10,337)
Cash used in investing activities	(1,625)	(5,386)	(2,607)	(496)	(496)
Cash provided by financing activities	20,925	43,801	63,038	190	1,704

Net increase in cash and cash equivalents	$5,425	$14,934	$34,881	$(3,514)	$(9,129)

At March 31, 2014, we had cash and cash equivalents of $64.4 million. Substantially all of our cash and cash equivalents is held in the United States.

In August 2012, we entered into a $10.0 million revolving line of credit with a financial institution. The revolving line of credit can be used to borrow for working capital and general business requirements, issue letters of credit, and enter into foreign exchange contracts. Revolving loans may be borrowed, repaid, and re-borrowed until August 2014. Amounts borrowed accrue interest at a floating per annum rate equal to the greater of the prime rate plus 1% or 4.25%. A default interest rate shall apply during an event of default at a rate per annum equal to 5% above the otherwise applicable interest rate. The line of credit is collateralized by substantially all of our assets, other than our intellectual property, and requires us to comply with working capital, net worth and other nonfinancial covenants, including limitations on indebtedness and restrictions on dividend distributions, among others, and our borrowing capacity is limited to our eligible accounts receivable. In December 2013, we amended our revolving line of credit with the same financial institution to increase the potential borrowing capacity to $20.0 million and extend the maturity date to August 2015. All other material terms and conditions remained the same with the exception of the added requirement that we maintain an adjusted quick ratio (defined as the ratio of current assets to current liabilities minus deferred revenue) of at least 1.15. As of March 31, 2014, we had borrowings of $3.3 million outstanding under this revolving loan facility, which were repaid in April 2014 and we were in compliance with each of the financial and non-financial covenants described above.

To date we have financed our operations primarily through private sales of equity securities. We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and services offerings, the continuing market acceptance of our products, any future acquisition and similar transactions and the proportion of our perpetual versus subscription sales. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

Cash Used in Operating Activities

Our primary source of cash from operating activities has been from cash collections from our customers. We expect cash inflows from operating activities to be affected by increases in sales and timing of collections. Our primary use of cash from operating activities has been for personnel costs. We expect cash outflows from operating activities to be affected by increases in sales and increases in personnel costs as we grow our business. Cash used in operating activities was $13.9 million, $23.5 million and $25.6 million in 2011, 2012 and 2013, respectively, and $3.2 million and $10.3 million in the three months ended March 31, 2013 and 2014, respectively.

In the three months ended March 31, 2013 and 2014, we used $3.2 million and $10.3 million, respectively, of cash in operating activities primarily as a result of our expansion of the sales organization and investment in marketing programs, and the addition of headcount in research and development, customer success, data center operations and our general and administrative departments, partially offset by cash received from customers. We incurred a net loss of $14.0 million in the three months ended March 31, 2014 as we increased our operating expenses 46% to $36.7 million and increased our cost of revenue 41% to $5.2 million. The net loss included non-cash charges of $3.1 million, primarily due to stock-based compensation and depreciation expense. Unfavorable changes in prepaid and liability accounts due to the payment of commission expense accrued at December 31, 2013 as well as the payment of commissions earned within the first quarter of 2014 that were offset by favorable changes in accounts receivable and deferred revenue as cash collections from our customers exceeded amounts invoiced during the quarter by $2.1 million and deferred revenue increased by $2.1 million.

In 2013, we used $25.6 million of cash for operating activities primarily as a result of the expansion of our sales organization and investment in marketing programs, and the addition of headcount in research and development, customer success and data center operations, partially offset by cash received from customers. We believe this investment is necessary to drive the long-term success of our company. We incurred a net loss of $32.5 million in 2013 as we increased our operating expenses 57% to $120.9 million and increased cost of revenue 41% to $16.5 million. The net loss included non-cash charges of $14.4 million, primarily due to stock-based compensation, depreciation expense and impairment of in-process R&D. Unfavorable changes in operating assets and liabilities, net of acquisitions, of $7.4 million increased our use of cash from operations, as growth in accounts receivable and decreases in deferred revenue was only partially offset by increases in accrued liabilities, especially payroll-related accrued expense.

In 2012, we used $23.5 million of cash for operating activities primarily as a result of our investment in product development, the expansion of our marketing and sales activities, and the related increased support infrastructure required, partially offset by cash received from customers. We incurred a net loss of $46.5 million in 2012 as we more than doubled our operating expenses to $77.0 million and increased cost of revenue 125% to $11.7 million. The net loss was partially offset by favorable changes in operating assets and liabilities, net of acquisitions, of $17.4 million, mainly due to increased deferred revenue, and non-cash charges of $5.6 million, primarily for stock-based compensation and depreciation expense.

In 2011, we used $13.9 million of cash for operating activities primarily as a result of our net loss of $25.7 million in our first full year of selling product. The net loss was partially offset by favorable changes in operating assets and liabilities, net of acquisitions, of $10.6 million, mainly due to increased deferred revenue, and non-cash charges of $1.2 million, primarily for stock-based compensation and depreciation expense.

Cash Used in Investing Activities

Our investing activities have consisted of purchases of property and equipment, a business and technology and other assets. We expect to continue to make such purchases to support continued growth of our business.

Cash used in investing activities was $1.6 million, $5.4 million and $2.6 million, respectively, in 2011, 2012 and 2013, respectively, and $496,000 in the three months ended March 31, 2013 and in the three months ended March 31, 2014. In the three months ended March 31, 2013 and 2014, we purchased equipment to expand our data centers and other infrastructure to support growth. In 2013, $2.2 million of the cash used in investing activities was attributable to the purchase of equipment for the expansion of our data centers and increase in infrastructure to support our increasing headcount. In 2012, we used $3.1 million for the purchase of Push Computing, Inc., or Push, $1.9 million for the purchase of equipment and $396,000 for the purchase of intellectual property. We purchased Push and the intellectual property to provide enhanced security features in our software applications and services. Property and equipment purchases were primarily to support our employee growth and expand our data centers. In 2011, all $1.6 million of our cash used in investing activities was for the purchase of property and equipment.

Cash Provided by Financing Activities

Our financing activities have primarily consisted of proceeds from the issuance of convertible preferred stock and from the exercise of stock options.

In the three months ended March 31, 2013 and 2014, our financing activities provided $190,000 and $1.7 million of cash, respectively. Cash from financing activities in the three months ended March 31, 2014 included a net $1.0 million repayment of borrowings from our revolving line of credit, $2.0 million of proceeds from the issuance of convertible preferred stock, $1.3 million from the exercise of stock options, partially off-set by $579,000 in payments related to this offering. Cash from financing activities in the three months ended March 31, 2013 were proceeds from the exercise of stock options. In 2013, our financing activities provided $63.0 million, which included $57.7 million of net proceeds from the issuance of convertible preferred stock, $4.3 million from borrowings under our revolving line of credit and $1.0 million from the exercise of stock options. We repaid the $4.3 million of borrowings under our revolving line of credit in January 2014. In 2012, our financing activities provided $43.8 million, which included $42.3 million of net proceeds from the issuance of convertible preferred stock and $1.5 million from the exercise of stock options. In 2011, our financing activities provided $20.9 million, which included $19.9 million of net proceeds from the issuance of convertible preferred stock and $1.0 million from the exercise of stock options.

Contractual Obligations and Commitments

The following summarizes our contractual obligations and commitments as of December 31, 2013:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$3,552	$1,406	$1,805	$341	$—
Purchase obligations	1,000	1,000	—	—	—

Total	$4,552	$2,406	$1,805	$341	$—

The contractual obligations table excludes tax liabilities of $1.7 million related to uncertain tax positions because we are unable to make a reasonably reliable estimate of the timing of settlement, if any, of these future payments. In April 2014, we extended the leases of two of our facilities such that our operating lease obligations reflected in the table above will increase by $552,000, $1.0 million and $352,000 for the years ending December 31, 2014, 2015 and 2016, respectively.

Off-Balance Sheet Arrangements

Through March 31, 2014, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Segment Information

We have one primary business activity and operate in one reportable segment.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

The critical accounting policies requiring estimates, assumption and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We derive revenue principally from software-related arrangements consisting of perpetual software licenses, post-contract customer support for such licenses (PCS or software support) including when and if available updates, and professional services such as consulting and training services. We also offer our software as term-based licenses and cloud-based arrangements. In addition, we install our software on servers that we ship to customers.

We begin to recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the sales price is fixed and determinable, and (iv) collection of the related receivable is probable. If collection is not considered probable, revenue is recognized only upon collection.

Signed agreements, including by electronic acceptance, are used as evidence of an arrangement. Delivery is considered to occur when we provide the customer a license key to download the software. Delivery of a hardware appliance, or appliance, is considered to occur when title and risk of loss has transferred to the customer, which typically occurs when appliances are delivered to a common carrier. Delivery of services occur when performed.

Prior to January 1, 2013, we had not established vendor specific objective evidence, VSOE, of fair value for any of the elements in our multiple-element arrangements. As of January 1, 2013, we determined that we had sufficient history to establish VSOE of fair value for PCS and professional services. Prior to January 1, 2013, we did not have VSOE of fair value for our software-related undelivered elements due to limited history of stand-alone sales transactions and inconsistency in pricing. We established VSOE of fair value when we had a substantial majority of stand-alone sales transactions of software support and services pricing within a narrow pricing band. In our VSOE analysis, we generally include stand-alone sales transactions completed during a rolling 12 month period unless a shorter period is appropriate due to changes in our pricing structure.

We typically enter into multiple-element arrangements with our customers in which a customer may purchase a combination of software on a perpetual or subscription license, PCS, and professional services. The professional services are not considered essential to the functionality of the software. All of these elements are considered separate units of accounting. Our standard agreements do not include rights for customers to cancel or terminate arrangements or to return software to obtain refunds.

We use the residual method to recognize revenue when a perpetual license arrangement includes one or more elements to be delivered at a future date provided the following criteria are met: (i) VSOE of fair value does not exist for one or more of the delivered items but exists for all undelivered elements, (ii) all other applicable revenue recognition criteria are met and (iii) the fair value of all of the undelivered elements is less than the arrangement fee. VSOE of fair value is based on the normal pricing practices for those products and services when sold separately by us and contractual customer renewal rates for post-contract customer support services. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue and if evidence of the fair value of one or more undelivered elements does not exist, the revenue is deferred and recognized when delivery of those elements occurs, when fair value can be established, or ratably over the PCS period if the only undelivered element is PCS—we refer to these deferred revenue elements as the “Deferred Portion.”

Revenue from subscriptions to our on-premise term licenses, arrangements where perpetual and subscriptions to our on-premise term licenses are sold together, and subscriptions to our cloud service are recognized ratably over the contractual term for all periods presented and are included as a component of subscription revenue within our consolidated statement of operations. We refer to arrangements where perpetual and subscriptions to our on-premise term licenses are sold together as “Bundled Arrangements.”

Occasionally, we enter into multiple-element arrangements with our customers in which a customer may purchase a combination of software on a perpetual or term basis, PCS, professional services, and appliances. We generally provide the appliances and software upon the commencement of the arrangement and provide software-related elements throughout the support period. We account for appliance-bundled arrangements under the revised accounting standard related to multiple-element arrangements, Accounting Standard Update, or ASU, No. 2009-13, Multiple Element Arrangements, and determine the revenue to be recognized based on the standard’s fair value hierarchy and then determine the value of each element in the arrangement based on the relative selling price of the arrangement. Amounts related to appliances are generally recognized upon delivery with the remaining consideration allocated to software and software-related elements, which are recognized as described elsewhere in this policy. Appliance revenue was less than 10% of total revenue for all periods presented and is included as a component of perpetual license revenue within our consolidated statement of operations.

Sales made through resellers are recognized as revenue upon sell-through to end customers.

Shipping charges and sales tax billed to partners are excluded from revenue.

Revenue from PCS is recognized ratably over the support term and is included as a component of software support and service revenue within the consolidated statement of operations.

Revenue related to professional services is recognized upon delivery and is included as a component of software support and services revenue within the consolidated statement of operations.

Prior to establishing VSOE of fair value for PCS and professional services on January 1, 2013, we recognized revenue for multiple element software and software-related arrangements ratably from the date of service commencement over the contractual term of the related PCS arrangement. After January 1, 2013, the deferred revenue related to these arrangements continues to be recognized ratably over the remaining contractual term of the PCS arrangement. Approximately $21.1 million of perpetual license revenue in 2013 related to sales made prior to January 1, 2013. As of December 31, 2013, the amount of unrecognized deferred revenue associated with licenses delivered prior to January 1, 2013, was approximately $7.3 million, of which $5.1 million is expected to be recognized in 2014 and $2.2 million is expected to be recognized after 2014.

We allocated the revenue from all multiple-element arrangements entered into prior to the establishment of VSOE of fair value for our PCS and professional services to each respective revenue caption using our best estimate of value of each element based on the facts and circumstances of the arrangements, our go-to-market strategy, price list and discounts from price list as applicable. We believe that the allocation between the revenue captions allows for greater transparency and comparability of revenue from period to period even though VSOE of fair value may not have existed at that time.

Stock-Based Compensation

Stock-based compensation costs related to restricted stock and stock options granted to employees are measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. We recognize compensation costs for awards with service and performance vesting conditions on an accelerated method under the graded vesting method over the requisite service period of the award. For stock options or restricted stock grants with no performance condition, we recognize compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting term of four years.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards.

The assumptions used in our option-pricing model represent management’s best estimates. These estimates are complex, involve a number of variables, uncertainties and assumptions and the application of management’s judgment, so that they are inherently subjective. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•	Fair Value of Common Stock. Because our stock is not publicly traded, we must estimate its fair value, as discussed in “Common Stock Valuations” below.

•	Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the options for each option group.

•	Expected Term. The expected term represents the period that our stock-based awards are expected to be outstanding. Because of the limitations on the sale or transfer or our common stock as a privately held company, we do not believe our historical exercise pattern is indicative of the pattern we will experience as a publicly traded company. We have consequently used the Staff Accounting Bulletin, or “SAB” 110, simplified method to calculate the expected term, which is the average of the contractual term and vesting period. We plan to continue to use the SAB 110 simplified method until we have sufficient trading history as a publicly traded company.

•	Volatility. We determine the price volatility factor based on the historical volatilities of our peer group as we did not have a sufficient trading history for our common stock. Industry peers consist of several public companies in the technology industry that provide similar services with comparable characteristics including enterprise value, risk profiles and position within the industry. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Dividend Yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy. We currently do not expect to issue any dividends.

In addition to assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

The fair value of the employee stock options was estimated using the following assumptions for the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
Expected dividend yield	—	—	—	—	—
Risk-free interest rate	1.1%–3.3%	1.1%–1.9%	1.0%–1.9%	1.0–1.1%	1.9–2.1%
Expected volatility	55%–67%	51%–57%	52%–53%	52–53%	54–56%
Expected life (in years)	5.4–6.2	5.0–6.5	5.9–6.3	6.0–6.2	5.6–6.5

For 2011, 2012 and 2013, stock-based compensation expense was $753,000, $4.3 million and $8.5 million, respectively. For the three months ended March 31, 2013 and 2014, stock-based compensation expense was $2.3 million and $2.4 million, respectively. As of March 31, 2014, we had approximately $26.9 million of total unrecognized compensation expense, net of related forfeiture estimates, which we expect to recognize over a weighted-average period of approximately three years.

The intrinsic value of all outstanding options as of March 31, 2014 was $         million based on the estimated fair value of our common stock of $         per share, the midpoint of the price range set forth on the cover of this prospectus.

Common Stock Valuations

Our board of directors intends all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The estimated fair value of our common stock was determined at each valuation date in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our board of directors, with the assistance of management, developed these valuations using significant judgment and taking into account numerous factors, including developments at our company, market conditions and contemporaneous independent third-party valuations.

Depending on whether stock options were granted near periods in which we also had a preferred stock issuance, the valuations of our common stock were back-solved for the common stock equity value using the Option Pricing Method, or OPM backsolve method, the multi-period discounting method, probability-weighted expected return method, or PWERM, or a combination thereof.

The OPM treats the rights of the holders of preferred and common stock as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred stock, as well as their rights to participation and conversion. Thus, the estimated value of the common stock can be determined by estimating the value of its portion of each of these call option rights. The OPM backsolve method derives the implied equity value of a company from a recent transaction involving the company’s own securities issued on an arms-length basis.

The multi-period discounting approach values the business based on the future benefits that will accrue to it, with the value of future benefits discounted back to a present value at an appropriate discount rate. The discounted cash flow analysis forecasts future revenue and free cash flow, or net operating profit after tax from continuing operations, associated with those revenues.

The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each stock class.

From January 1, 2014 to March 31, 2014, we issued stock options to purchase 4,789,620 shares of common stock and 2,813 shares of restricted stock with an aggregate fair value of $13.5 million that we generally expect to recognize as stock-based compensation expense over approximately four years. Some of the stock options contain performance conditions. The fair value of our company has risen over the past year; because the fair value of the underlying stock is an important factor in valuing stock options, the compensation expense associated with option grants will rise in 2014 as we continue to grant additional options to our employees.

Following the closing of this offering, the fair value of our common stock will be determined based on the closing price of our common stock on the NASDAQ Global Select Market.

Valuation of Intangible Assets

All intangible assets with finite lives are amortized on a straight-line basis over their estimated remaining economic lives, ranging from three to five years. We test for impairment of our goodwill annually, or more frequently if indicators of potential impairment arise. We operate in a single reporting unit and the estimated fair value of the reporting unit is substantially in excess of its carrying value.

Recent Accounting Pronouncements

In February 2013, the FASB issued guidance which addresses the presentation of amounts reclassified from accumulated other comprehensive income. This guidance does not change current financial reporting requirements, instead an entity is required to cross-reference to other required disclosures that provide additional detail about amounts reclassified out of accumulated other comprehensive income. In addition, the guidance requires an entity to present significant amounts reclassified out of accumulated other comprehensive income by line item of net income if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. Adoption of this standard is required for periods beginning after December 15, 2012 for public companies. This new guidance impacts how we report comprehensive income only, and had no effect on our results of operations, financial position or liquidity upon its required adoption on January 1, 2013.

In July 2012, the FASB issued ASU No. 2012-02, Intangibles—Goodwill and Other (ASC Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. ASU No. 2012-02 amends prior indefinite-lived intangible asset impairment testing guidance. Under ASU No. 2012-02, the Company has the option to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that an indefinite-lived intangible asset is impaired. If, after considering the totality of events and circumstances, an entity determines it is more likely than not that an indefinite-lived intangible asset is not impaired, then calculating the fair value of such asset is unnecessary. ASU No. 2012-02 is effective for the year ending December 31, 2014.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

Our sales contracts are primarily denominated in U.S. dollars. A portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pound Sterling and Euro. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in currency rates.

Interest Rate Risk

We had cash and cash equivalents of $38.7 million and $73.6 million as of December 31, 2012 and 2013, respectively, and $64.4 million at March 31, 2014, consisting of bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. We also had total outstanding debt of $3.3 million under our revolving line of credit as of March 31, 2014, which we repaid in April 2014.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. The interest rate on a significant majority of our outstanding debt is variable, which also reduces our exposure to these interest rate risks. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

BUSINESS

Overview

We invented a purpose-built mobile IT platform for enterprises to secure and manage mobile applications, content and devices while providing their employees with device choice, privacy and a native user experience. Customers use our platform as the technology foundation on their journey to become “Mobile First” organizations, embracing mobility as a primary computing platform for their employees. Mobile First organizations transform their businesses by giving their employees secure access to critical business applications and content on devices employees want with a native user experience they love. Our platform is extensible and fosters a growing ecosystem of application developers and technology partners who augment the functionality and add value to our platform, creating positive network effects for our customers, our ecosystem and our company.

The adoption of mobile technology is a disruption of historic proportions and has outpaced earlier transitions such as mainframe to PCs and client/server to the Internet. IT departments are often challenged to provide users the benefits of mobility, while simultaneously satisfying enterprise requirements. Users want to access business applications, or apps, and corporate content on their favorite smartphone and tablet with the same ease of use they experience on those devices in their personal lives. Users also expect their privacy to be preserved when using their personal devices at work. As a result, IT must satisfy new requirements, including enforcing mobile security, defining mobile management and compliance policies, supporting multiple, rapidly evolving mobile operating systems, enabling both corporate-owned and user-owned devices and mobilizing enterprise applications and content, all while ensuring compatibility with existing IT infrastructure.

Our mobile IT platform addresses the requirements of the mobile era by allowing enterprises to protect corporate data, deliver apps and content, and give users choice of popular mobile devices. Our architecture promotes employee productivity, separates personal data from corporate data, provides a native user experience and gives IT the ability to define security and management policies independent of the device. We enable corporate-owned, bring your own device (BYOD) and mixed device ownership environments.

Our business model is based on winning new customers, expanding sales within existing customers, upselling new products and renewing subscriptions and software support agreements. We win customers using a sales force that works closely with our channel partners, including resellers, service providers and system integrators. We have experienced rapid growth in our customer base, having sold our platform to over 6,000 customers since 2009. Our strategy is based on our existing customers expanding the number of mobile device licenses or subscriptions purchased to facilitate their Mobile First journey. The group of our customers that first bought our products in 2010 subsequently purchased through December 31, 2013 over five times the initial number of mobile device licenses. We enhance the value of our platform by introducing additional products and upselling these additional products to our customers. For example, in late 2012, we extended our platform with new application containerization and content products, including Docs@Work and AppConnect. Our global Customer Success organization creates highly satisfied customers, leading to additional sales and renewals of subscription and software agreements. In 2013, we generated nearly half of our gross billings from recurring sources. Our renewal rate, determined on a device basis, was greater than 90% for software support agreements and subscription licenses for 2013.

We offer our customers the flexibility to use our software as a cloud service or to deploy it on-premise. They can also choose from various pricing options including subscription and perpetual licensing and pricing based on the number of users or devices. We target customers of all sizes across a broad range of industries including financial services, government, healthcare, legal, manufacturing, professional services, retail, technology and telecommunications, and none of these industry verticals accounted for more than 20% of our gross billings in the two year period ended 2013. As of December 31, 2013, we have sold our solutions to over 6,000 customers worldwide including over 350 of the Global 2000. As of April 10, 2014, our customers in the Forbes Global 2000 for 2013 included five of the top six aerospace and defense firms, four of the top five pharmaceuticals companies, four of the top six railroad, air courier and other transportation firms, five of the top six electric utilities and all of the top five auto and truck manufacturers. As of April 10, 2014, our international customers in the Forbes Global

2000 for 2013 included the top five German firms and three of the top five Italian, Spanish, Swiss and U.K. firms. No customer accounted for more than 5% of our total revenue in 2013, or the three months ended March 31, 2014.

We have experienced rapid growth in recent periods. Our gross billings were $27.4 million, $68.0 million and $100.8 million in 2011, 2012 and 2013, respectively, representing growth rates of 148% from 2011 to 2012 and 48% from 2012 to 2013. Our gross billings were $22.6 million and $30.3 million, in the three months ended March 31, 2013 and 2014, respectively, representing a growth rate of 34%. Our total revenue was $13.9 million, $40.9 million, $105.6 million, $25.8 million and $28.2 million in 2011, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively. Excluding $21.1 million, $7.5 million and $1.6 million, respectively, of revenue recognized in 2013 and the three months ended March 31, 2013 and 2014 from perpetual licenses delivered prior to 2013, our total revenue was $84.5 million, $18.3 million and $26.7 million, in 2013 and the three months ended March 31, 2013 and 2014, respectively. We have incurred net losses of $25.7 million, $46.5 million, $32.5 million and $14.0 million, respectively, in 2011, 2012 and 2013 and the three months ended March 31, 2014. See “Selected Consolidated Financial Data—Key Metrics” for more information and a reconciliation of gross billings to total revenue.

Industry Background

The proliferation of smartphones and tablets has transformed the way users interact with applications and content in their personal lives. Apps have become an important way that users conduct commerce, manage their lives and access content. Users are also becoming increasingly self-sufficient with mobile technology. Having benefitted from this transformation in their personal lives, users increasingly demand a similar mobile experience at the workplace. This is pressuring global enterprise IT organizations to enable access to apps, content and critical business processes on mobile devices, creating a better user experience.

•	Mobility is a Transformation of Historic Proportions. Past significant technology transitions including the migrations from mainframe to PCs and client/server to the Internet affected enterprises of all sizes in every industry. We believe we are in the early stages in the emergence of mobility, which is already changing the way people work, impacting IT architectures and altering the technology industry landscape.

•	Adoption of Mobile is Outpacing Previous IT Transitions. The adoption of mobile technology has significantly outpaced previous technology transitions. In a short period of time, smartphones, tablets and mobile applications have seen broad proliferation. According to IDC, there were 1.2 billion smartphones and tablets shipped in 2013, of which 218 million were business-use smartphones and commercial-use tablets. IDC also estimated that 88 billion mobile applications were downloaded worldwide in 2013, representing a 102% compounded annual growth rate from 11 billion mobile applications downloaded worldwide in 2010. The rapid penetration of mobile technology in the workplace has challenged IT organizations to keep pace.

•	We Have Entered the Mobile First Era. The transition to mobile has created an environment in which enterprise users expect access to critical applications and sensitive content anytime and anywhere, creating new challenges for IT. Companies are responding to this challenge by increasingly embracing mobility as a primary computing platform. Mobile First organizations can transform their businesses by giving their users secure access to critical business processes on devices that they want with a native user experience. By allowing users to be productive on smartphones and tablets, these organizations can benefit from increased user engagement and optimized business processes.

•	Mobile Requires a New Infrastructure and Organization. Similar to the disruption of the mainframe market by PCs, we believe that the rapid adoption of mobile IT is ushering in a new enterprise IT platform purpose-built for the mobile era. A mobile IT platform provides users with secure access to the applications and content they need, wherever they are, on devices of their choosing and allows IT to secure and manage corporate data while preserving ease of use. This results in the creation of a new IT team that is tasked to drive mobile technology and is unbounded by existing vendor relationships.

We believe that organizations that want to undertake the Mobile First journey will adopt a mobile IT platform.

Limitations of Legacy Approaches

The mobile transformation is happening at a rapid pace and at massive scale, exposing many issues with traditional approaches to managing and securing enterprise data and computers in the enterprise:

•	Reliance on Single-OS Architectures. IT has traditionally taken an operating system-specific approach to security. Legacy device-centric, single-OS architectures are challenged to manage at scale the heterogeneous environment created by the diversity and rapid release of consumer mobile devices and operating systems. These limitations require that mobile IT architecture move away from securing and managing single-OS PCs and instead secure the corporate data, apps and content independent of the device and operating system.

•	Inability to Control OS Upgrades. Traditionally, IT unilaterally managed the PC environment and controlled the availability and cadence of upgrades, which were often at a pace measured in years. In a multi-OS world, IT no longer controls the rate of adoption, as new mobile operating systems are released faster than other enterprise technologies and users choose when to upgrade to the latest version. Since 2007, there have been 13 major releases for iOS and eight major releases for Android operating systems, while the Windows desktop operating system has had three major releases in the same period. Legacy approaches were not designed for the rate of these changes.

•	Legacy Security and Management Systems Not Designed For Mobile. Legacy security and management systems are composed of many layers such as patch management tools, virtualization products, and numerous security, compliance and application management technologies, resulting in a complex and costly architecture. Each of these layers is focused on performing a specific task that is either unnecessary or unfeasible to retrofit in the mobile world.

•	Challenges Managing New Device Ownership Models. In the PC era, IT had control over corporate desktops and laptops, with the ability to “wipe and re-image” to enforce security and compliance policies. This approach is not viable when a device contains both business and personal data. Legacy systems were not designed to support both corporate-owned and BYOD approaches.

•	Limited Ability to Secure and Manage Applications. Legacy approaches are limited in their ability to provide IT with the infrastructure and controls required to secure and manage the rapid proliferation of mobile apps and content while simultaneously providing an acceptable mobile user experience. Familiar app store approaches for managing and distributing apps in consumer environments are not readily available from legacy vendors for use in the enterprise and across operating systems.

•	Conflicting Interests of Legacy Vendors. Given the diversity of mobile devices in the enterprise today, most enterprises operate in a multi-OS world. The PC and operating system manufacturers would have to provide support for competing devices or operating systems in addition to their own. Since most vendors are vested in promoting their own devices and operating systems, their interests are often not aligned with those of enterprise IT.

Requirements of a Mobile IT Platform

IT and user requirements are often at odds with each other. A new generation of mobile IT platforms must simultaneously address the requirements of users and IT departments in an integrated fashion.

Key Requirements for Users

Today’s users are vastly more knowledgeable about devices and applications than they were in the past. Enterprise users are demanding a mobile experience that is relevant to their business needs and is comparable to the consumer experience they are accustomed to in their everyday lives. We believe a mobile IT platform must address the following user requirements:

•	Choice of Devices and Operating System. Users are demanding the ability to choose their own devices, use them for work and change them as often as they wish. The ongoing and rapid innovation in mobile technology results in new devices in different form factors with increased functionality and power being introduced to the market each year. 90% of American workers use their own smartphones for work, according to a study conducted by a network of Cisco partners.

•	Availability of Apps and Content for Improved Productivity. Users want to use apps that are familiar to them, such as their favorite cloud-based collaboration and storage tools. They also want to use public and company-built applications that improve productivity and easily gain access to corporate content and documents.

•	Preservation of Privacy. Users want to ensure that enterprise IT cannot access or delete their personal information. In addition, relevant global privacy and data protection rules and regulations relating to access to and other processing of personal data continue to evolve. In the United States, these rules and regulations include requirements governing employers’ access to employee personal communications (such as the federal Electronic Communications Privacy Act and state laws governing employees’ expectation of privacy in their communications), as well as requirements that govern the safeguarding of the privacy and security of certain personal data (such as the Health Insurance Accountability and Portability Act governing health data, the Gramm-Leach-Bliley Act governing financial data, federal regulations and guidance implementing these laws, and state laws governing the security of personal information and breach notification requirements). Foreign data security and privacy requirements include the EU Data Protection Directive 95/46/EC established in the European Economic Area and Switzerland and local laws implementing the Directive, such as Germany’s Federal Data Protection Act. As a result, addressing privacy concerns is one of the most important factors in user adoption of corporate BYOD programs.

•	Ease of Use. Users increasingly expect to have access to their corporate apps and content on their device in a way that does not disrupt the native user experience.

Key Requirements for IT

IT departments are responsible for providing technology that enables users to be more productive and safeguards enterprise data. IT departments have often prioritized security over usability. We believe a mobile IT platform must address the following requirements to satisfy the needs of IT departments:

•	Security and Compliance. In a world where people use their personal devices for work, IT requires a method to secure corporate data while preserving the privacy of personal information and allowing users to use their personal applications. Traditional enterprise IT solutions have enforced security policies and attempted to protect enterprise data by severely limiting functionality and application usage.

•	Multi-OS Support at Scale. IT requires a mobile IT platform capable of supporting users and devices at global enterprise scale across a variety of rapidly evolving mobile operating systems and next-generation laptop operating systems such as Windows 8.1 and OS X. In the past, IT controlled the desktop and was able to migrate, patch and upgrade PCs that typically ran a single operating system according to a set schedule. In a mobile world, mobile devices are running various, constantly evolving operating systems including iOS, Android and Windows Phone, and consumers adopt new versions of operating systems immediately and outside of IT control.

•	Access Control and Authentication. IT needs a centralized enforcement mechanism to enable access control and authentication to apps and content for users with devices that are most often located outside of the corporate firewall. Traditional VPN infrastructure was not designed for the application level access that is more efficient in a mobile environment.

•	Business Enablement. IT needs to be able to provide users with access to email, mobile applications, web resources and the content that enables them to be productive on mobile devices. In a world where users download applications of their own choosing, IT’s role is to provide users with a secure method for downloading the apps that improve their productivity. IT also needs to enable users to securely access enterprise content repositories and to use their favorite cloud-based collaboration and storage tools with security and compliance.

•	Ease of Integration. Enterprises have invested significant capital to develop and sustain their IT infrastructure. IT departments need a mobile IT platform that can quickly, cost-effectively and easily integrate with their existing directory, security, content and management infrastructure. In addition, IT requires the flexibility to use a mobile IT platform as a cloud service or deploy it on-premise.

•	Customer-Defined Privacy Framework. Employee adoption of BYOD initiatives depends on the credible and clear separation of enterprise applications and data and personal information on the device, as well as the privacy of such data. Our platform enables customers to customize their privacy policies and support BYOD initiatives. We provide mobile device management (MDM) capabilities to enable customers to selectively wipe business data on a user’s device, including business email, apps, content, settings, and certificates, without wiping personal content contained on the device. Without a mobile IT solution such as ours, if a device is lost or compromised, the IT administrator’s only option would be to wipe the entire device of all personal and corporate content. Our platform, on the other hand, allows customers to apply more granular controls, whether with regard to viewing data or wiping data, than would otherwise be possible. With this granular privacy framework, the IT administrator can both alleviate user privacy concerns and lessen the customers’s burden of complying with a wide range of privacy laws.

Our Solution—The MobileIron Platform

We invented a purpose-built mobile IT platform for enterprises to secure and manage mobile applications, content and devices while providing their employees with device choice, privacy and a native user experience. Customers use our platform as the technology foundation on their journey to become Mobile First organizations, embracing mobility as a primary computing platform. Mobile First organizations transform their businesses by giving their users secure access to critical business applications and content on devices users want with the native user experience they expect. Our mobile IT platform is architected so that IT can define policies protecting enterprise data in real time both on the device and as it moves between the devices and enterprise systems. Our platform enables application developers to secure their mobile apps in order to make them enterprise-ready. Technology vendors leverage our platform extensibility to integrate their existing products and solutions to augment them with mobile IT functionality. IT organizations use our platform application programming interfaces, or APIs, to integrate our mobile IT platform with their existing IT infrastructure.

Our mobile IT architecture is composed of three integrated and distributed software components and enables an ecosystem of mobile applications and technology partners. We provide customers with the flexibility of deploying our platform as a cloud-based service or on-premise.

The software components of our platform include MobileIron Core, MobileIron Client and MobileIron Sentry. Core integrates with backend enterprise IT platforms such as Active Directory and allows IT to set the policy and configurations of the mobile devices, applications, and content. Our Client software is downloaded by users onto their mobile devices, enforcing configuration and security policies set by the IT department. Sentry is an in-line gateway that manages, encrypts and secures the traffic between the mobile device and back-end enterprise systems. Each component is distributed to accommodate corporate IT environments, but integrated into a single solution for a simplified management experience.

Customers, application vendors and technology vendors leverage our extensible interfaces to add value to our platform, and in turn, mobilize and secure their applications and content. AppConnect allows application vendors and customers to build apps that can be secured and managed by MobileIron. Technology Alliance partners develop software integrations with their products and solutions by leveraging our APIs. IT organizations utilize our APIs to integrate with their existing infrastructure, provide customized reporting and develop customized workflows to support their business processes.

Not only is our platform providing value to users and corporate IT, it is designed and built with security as a central theme across all three components. Our platform utilizes FIPS 140-2 cryptographic modules which are required by government agencies and are desirable for highly regulated and security conscious customers.

How We Provide Value to Users

Our mobile IT platform provides value to enterprise users in the following ways:

•	Device and OS Choice. We offer broad support for mobile devices, allowing users to choose the device and operating system they want and enabling IT to provide support for those devices. Our platform is focused on providing a native user experience across popular mobile operating systems including iOS, Android and Windows Phone.

•	Platform for App Selection. Our mobile IT platform supports mobile apps securely on mobile devices. We enable users to easily download and receive automatic configuration settings of customer-developed and third-party apps through our enterprise app storefront that combines the user experiences found in the consumer world with enterprise requirements.

•	Mobile Access to Enterprise Content from Anywhere. Our platform enables user access to internal websites and web applications, as well as enterprise content and document repositories from anywhere, including outside the enterprise firewall. Users can also utilize popular cloud-based collaboration and storage tools for business use.

•	Trust and Privacy. Our solution allows users to maintain the privacy of their personal information regardless of their access to enterprise content and apps on the same device. We do so by separating personal and business information on the device so that global enterprises can secure the latter without compromising the privacy of the former, including personal emails, text messages, contacts, photos, videos and voicemails. We pioneered selective wipe technology that allows companies to remove enterprise content and apps, but leave personal information such as pictures and music alone.

•	Native User Experience. We understand the importance of the native user experience and the user’s desire to choose their own device. Our platform protects corporate data while maintaining the user experience that is native on their device. We enable users to be the administrators of their own devices by providing self-service functionality to maximize control over their user experience. Users are able to register and manage their own devices and can lock, unlock, replace, wipe, locate and retire their devices without IT support or intervention.

How We Provide Value to IT

We architected our mobile IT platform to support from the simplest to the most difficult and complex mobile requirements of an IT department. Our solutions allow organizations to navigate the Mobile First journey by enabling IT to secure devices, apps and content. Our platform enables:

•	Effective Data Security and Compliance. Our platform enables IT managers to secure corporate data on mobile devices. Our solution is designed to meet the rigorous and ever-evolving security demands of a wide range of enterprises, while preserving the native device experience for users. We enable a clear separation of personal and corporate data on devices with data loss prevention, or DLP, for data at rest and data in motion. Our layered security model allows organizations to secure enterprise data and services in real time utilizing existing identity management infrastructure including certificate authorities without impacting the personal use of the mobile device. For example, we provide policy enforcement around password, encryption and lost device protection as well as audit, reporting and logging capabilities to support compliance policies. Additionally, our platform can also detect when a mobile operating system has been compromised, such as a jail-broken iOS device or a rooted Android device. We also provide secure tunneling to facilitate encrypted communications even when devices are connected to enterprise data through untrusted networks.

•	Multi-OS Management at Scale. Using our platform, global enterprises can support user choice of devices and line of business demands for new devices and operating systems. We enable the support of both corporate and personal devices by offering multi-OS management with highly configurable security and privacy policy settings in a secure and stable environment. Our platform provides a native user experience across mobile operating systems including iOS, Android and Windows Phone. We also provide support for next-generation laptop operating systems such as Windows 8.1 and OS X, because these operating systems have management interfaces similar to mobile operating systems. We enable IT to embrace mobile operating system upgrades promptly after each is released. For example, we provided support for iOS 7 on the same day that it was released to the public, ensuring that enterprise applications and content continued to work.

•	Enhanced Productivity with App Management and Content Integration. Our platform enables the comprehensive management of mobile apps, web resources and content for business users. Through the built-in capabilities of our platform, IT can create a private enterprise app storefront to make apps available to their employees, who can then securely download them to their devices. We enable IT to secure and manage apps from initial launch until the app is removed from the device or retired. Our solution replicates the consumer experience while meeting an organization’s security requirements. With our platform, IT can mobilize existing enterprise content repositories such as SharePoint, enterprise file shares and document stores and provide secure mobile access to enterprise web apps. In addition, IT can offer commercially available collaboration and storage tools while meeting corporate security and compliance requirements.

•	Deployment and Pricing Flexibility. Our customers can choose between using our platform as a cloud service or deploying it on-premise. Our cloud service provides IT with the simplicity and deployment flexibility of a cloud service. Other benefits of our cloud service include reduced operational costs due to minimized IT administration, quick activation, global availability, scalability, rapid software updates and the ability to integrate with existing infrastructure. When deployed on-premise, our platform is designed to be easy to install. We also offer the flexibility to choose between pricing models, which include subscription or perpetual licensing options.

•	Cost-Effective and Easy Integration. Our platform integrates with existing IT infrastructure including Active Directory, lightweight directory access protocol, or LDAP, directories, certificate authorities, load balancers, as well as enterprise messaging and content repositories. We provide IT with cost-effective and easy-to-implement APIs to integrate our platform with their existing workflow, management and technology infrastructure. In addition, our Technology Alliance partnership program allows leading technology vendors to extend our platform with security, access control, business intelligence and network analytics products.

•	Comprehensive Platform to Enable the Mobile First Journey. Mobile First organizations embrace mobile IT as their primary IT architecture in order to transform their business and increase their competitiveness. Our platform enables our customers to transition to mobile as a primary computing platform throughout all stages of the Mobile First journey, from device enablement and security to managed content and applications.

Our Market Opportunity

Our mobile IT platform is designed to provide IT professionals with the solution they need to mobilize key business processes and secure corporate data, empowering users and enabling organizations to become Mobile First.

We estimate that the size of the global mobile IT market will be $27 billion for 2014 and will grow to approximately $49 billion in 2017, based on the projected number of smartphones and tablets to be used in enterprises, multiplied by the estimated amount that enterprises will spend annually to secure and manage corporate email, data and applications on those devices. According to IDC, 280 million business-use smartphones and commercial-use tablets will be shipped in 2014 with 480 million of such devices expected to be shipped in 2017. Based on a two-year device replacement cycle, we estimate a global installed base of 498 million smartphones and tablets in 2014 growing to 887 million by 2017, representing a compounded annual growth rate of 21%. Gartner estimated in 2012 that the total cost of mobile IT management software is approximately $55 per device annually. We believe the costs to secure and manage enterprise mobility will grow as enterprises transform their businesses into Mobile First organizations.

We believe that as enterprises make the transition to mobile, an increasing number of dollars will be shifted away from the PC ecosystem and invested into technologies that enable enterprise users to do their work on mobile devices. As the world moves towards Mobile First, we believe our platform enables us to own a strategic position in the enterprise architecture. Our opportunity is to be the core platform inside the enterprise IT architecture for delivering mobility.

Our Competitive Strengths

We pioneered many of the innovations in the mobile IT landscape. We differentiate ourselves from our competitors through the following competitive strengths:

•	Comprehensive Solution for the Transition to a Mobile First Organization. We believe that most organizations are at some stage along a phased adoption of mobile technology and will require a mobile IT platform to successfully leverage the benefits of mobility. Our platform can be adopted in stages to support the Mobile First journey of an organization, from device security and secure email delivery to managed content and applications. We allow our customers to adopt mobile technology at a pace that suits their business requirements, and matches the technical ability of their users and corporate IT resources.

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Platform Architected for Mobile IT. Our mobile IT platform was purpose-built to address the rapidly-evolving and complex mobile requirements of users, IT and the mobile IT ecosystem, unlike others who have repurposed their products to retrofit them with mobile capabilities. We believe that our distributed platform architecture, based on the MobileIron Core, Client and Sentry, is the optimal way of delivering services to enable Mobile First organizations. Our platform enables users to experience increased productivity with a streamlined, native user experience and allows IT organizations to protect and manage devices, applications and content with enterprise-class security and minimal administrative overhead. We protect data at rest and data in motion through the use of data containerization, the use of our inline gateway, operating system integrity monitoring and policy enforcement for data at rest. We also provide security at the communications and application component layers through the use of identity, authentication, access control, secure app-to-app communication and tunneling for data-in-motion. The distributed nature of our platform enables enterprise-class scalability and high performance to allow customers to integrate it seamlessly regardless of the complexity of their existing infrastructure. Our platform leverages our unique and proprietary test automation framework and methodology. This allows us to perform real-world load and regression testing of our platform to demonstrate high-availability and enterprise-class scalability across our supported operating systems.

•	Application Platform for Users and IT. Customers use our app storefront as the primary distribution model for mobile applications to employees. Customers also use our AppConnect technology to accelerate adoption of mobile apps, easily configuring and increasing security for data at rest and data in motion. By combining consumer world sensibilities with enterprise requirements, our mobile IT platform underpins the end to end lifecycle for enterprise mobile applications.

•	Network Effects of our Platform. Our platform benefits from positive network effects that are the result of the strength of our ecosystem. Our ecosystem includes applications developed by customers and third- parties using our AppConnect technology. Platform effects include our ecosystem partners accelerating enterprise adoption of their products that use AppConnect, and customers choosing our platform because of our ecosystem of AppConnect partners. Our Technology Alliance program includes leading technology vendors that have integrated with our platform using our APIs. Our ecosystem provides benefits to us by increasing the value of our platform, to our partners by increasing their ability to meet the requirements of enterprises and to our customers by meeting their evolving Mobile First requirements. We have experienced rapid growth in the use of AppConnect-enabled apps since we first introduced the program in the fourth quarter of 2012. As of February 28, 2014, we had 139 AppConnect partners that have integrated or are in the process of integrating their applications with our platform. In addition, our customers have utilized AppConnect to secure over 1,000 internally developed apps. Our Technology Alliance server-side partners, such as network hardware providers and device manufactures, integrate their products with our platform. As of February 28, 2014, we had 36 Technology Alliance partners who have integrated, or are in the process of integrating, with our platform.

•	World Class Global Customer Success Organization. We believe that our customers’ success with their mobility initiatives will drive rapid expansion and deployment of their mobile IT infrastructure and drive our business. Enterprise mobility is a relatively new field, is complex and changes quickly. In order to make our customers successful, our global Customer Success organization provides global technology support, implementation and best practices toolkits, education and online training, as well as strategic account management to build trusted customer relationships. Our global Customer Success team has the depth and breadth of expertise in providing mobile solutions to customers given our history of working with customers in this relatively new field. We seek to build mobile industry expertise throughout the IT community by offering MobileIron certification programs to our customers and partners to help educate, train and certify individuals who work with our products and services.

•	Our Channel-Focused Sales Model with Global Reach. We have a strong global network of channel partners that drive customer and sales growth across all customer segments. Our indirect sales model comprises over 300 mobile-focused resellers around the world and 35 global service providers. We work with diverse channel partners to maximize global sales reach and provide efficient customer service.

•	Large Installed Base with Deep Customer Relationships. We have sold our products to over 6,000 customers of varying sizes across a broad range of industry verticals. Our existing customers provide us with an opportunity to earn more business by further expanding and upselling our customer base. In addition, we believe that the deep relationships we enjoy with many of our customers enable us to identify high priority requirements, develop key strategic insights, improve our solution, and share mobile IT best practices with other customers.

•	Flexible Deployment and Pricing Model. We offer our customers the choice of using our platform either as a cloud service or deployed on-premise. We offer pricing flexibility with subscription or perpetual licensing options, which allows a customer to pay for our platform through either its capital or operating budget.

Our Growth Strategy

Our objective is to be the global leader in mobile IT solutions. Our growth strategies include the following:

•	Maintain our Mobile IT Technological Leadership. We pioneered many mobile IT innovations which are a major source of our customer success. Gartner has identified us as a Leader for three consecutive years, every year since the Magic Quadrant for Mobile Device Management Software has been published. We believe mobile device management, or MDM, represents a subset of our mobile IT platform and business opportunity. We intend to continue to invest in our product development efforts to remain at the forefront of the mobile IT landscape. For example, we are actively investing in our cloud platform and providing increased functionality for the Android, Apple and Windows operating systems to build additional capabilities for our customers.

•	Expand our Ecosystem and Network Effects of our Platform. Through our AppConnect ecosystem we will continue to actively engage application vendors and customers to further increase the number of applications integrated with our platform and offer a more comprehensive solution to our customers. We intend to continue to add additional Technology Alliance partners including leading network security, identity and authentication, business intelligence and risk management vendors.

•	Win New Customers. We believe that our market is large and untapped with a significant number of enterprises that have yet to deploy a mobile IT platform. We believe our solution can provide significant value to organizations as they adopt a Mobile First strategy. We have made and expect to continue to make significant investments in sales, marketing, channels and technology partnerships to acquire new customers. We also plan to add more resellers and service providers to expand our sales reach.

•	Expand within our Existing Customers. We intend to expand within our existing customer base to grow our revenue. Organizations are still in the early stages of rolling out their mobility strategy and we believe that there are a significant number of devices that do not yet leverage our platform. We believe that our existing customer base serves as a strong source of incremental revenue as more mobile users require secure access to corporate apps, data and content. Based on historical data, we have been able to sell cumulative additional device licenses that are multiples of initial device license sales. The group of 161 customers that first bought our products in 2010 (approximately 85,000 device licenses) subsequently purchased through December 31, 2013 over five times the initial number of mobile device licenses, primarily MDM and MAM products. As of March 31, 2014, we estimate that we have sold perpetual and subscription licenses for mobile devices representing between 22% and 40% of the total number of mobile devices within our existing U.S. customer base, based upon third-party estimates of the number of employees within each of our customers, our own assumptions regarding the number of those employees who require mobile IT solutions, and the assumption that each of these employees will use one to two devices.

•	Build and Upsell New Products. A key aspect of our strategy is to invest in development efforts to add new products to our platform to sell to new and existing customers. We have successfully extended our platform with application security and content management products AppConnect and Docs@Work. Recently, we have further enhanced our platform to provide our customers’ IT help desks with advanced user troubleshooting and diagnostic tools with our Help@Work product and have introduced Tunnel to allow any managed iOS 7 application to securely access enterprise resources without requiring a traditional VPN connection. Due to the evolving mobile IT landscape, we are continuing to develop new offerings to address expected customer requirements. Our average selling price per device license, excluding renewal of software support agreements, increased in 2013 compared to 2012.

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Maintain Positive Customer References. We believe that the success of our customers is critical to expanding and upselling our customer base. In order to maintain highly satisfied customers that are willing to serve as references, we intend to further expand our global Customer Success organization’s capabilities with a continued focus on providing our customers with high quality technical support and strategic assistance on their Mobile First journey. Our renewal rate, determined on a device basis, was greater than 90% for software support agreements and subscription licenses for 2013. We measure renewal rates for our software support agreements by dividing the aggregate number of device licenses under software support agreements renewed by the aggregate number of device licenses under software support agreements expiring in that period. We measure renewal rates for subscription licenses in a period by dividing the aggregate number of device licenses under subscriptions renewed by the aggregate number of device licenses under subscriptions expiring in that period.

Products and Services

Our platform enables end-to-end security and management capabilities for mobile apps, documents, content, and devices and delivers value to both IT and users. Our architecture consists of three components: Core, Client and Sentry that enables capabilities around device, content and application management which can be purchased in different configurations depending on customer use cases.

Our platform can be used as a cloud service or deployed on-premise. In an on-premise deployment, two of our platform components, Core and Sentry, reside within an enterprise’s infrastructure. In cloud-based scenarios, Core is used as a cloud service and Sentry is deployed within an enterprise, which provides an additional layer of security not typically found in cloud-based deployments.

IT Components

The MobileIron platform provides a comprehensive set of mobile IT capabilities.

•	Core. Core is cloud or on-premise software that enables IT to define security and management policies for mobile apps, content and devices independent of the operating system. Core collects and displays analytics about our customers’ mobile environments. Core enables the following areas of functionality:

—	Mobile Device Management (MDM). Our MDM capabilities enable IT to securely manage mobile devices across mobile operating systems and provide secure corporate email, automatic device configuration, certificate-based security and selective wiping of enterprise data from both corporate-owned as well as user-owned devices.

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Mobile Application Management (MAM). Our MAM functionality helps IT manage the entire application lifecycle, from making the applications available in the enterprise app storefront, securing applications on the device, enforcing user authentication, isolating them from personal apps and retiring them as necessary. To facilitate efficient application distribution, we offer a separate

Application Delivery Network, or AppDN, product which enables scalable application downloads by offloading delivery from corporate servers to an external, global content delivery network.

—	Mobile Content Management (MCM). Our MCM functionality enables IT to provide mobile access to enterprise documents residing in SharePoint, file shares and other content management systems so users can access them securely from any device. It also secures email attachments so that they are encrypted and can only be viewed with the secure MobileIron Viewer or any other enterprise application managed by MobileIron. In addition, our MCM functionality enables users to securely access corporate intranet content using a secure browser without requiring a virtual private network, or VPN, client on the device. Our MCM functionality also allows IT to enable users to access other cloud-based collaboration and storage tools that are AppConnect-enabled.

Our MobileIron Core includes a powerful set of back-end integration technologies that allow IT to leverage their existing infrastructure investments such as Active Directory to access the list of users and groups for authentication purposes, and certificates to implement strong certification-based security. Core also features a broad set of APIs to enable IT to integrate it with their existing management tools and scripts. Core can be extended through our APIs to integrate with the offerings of our Technology Alliance partners, including security, reputation and risk management, identity and authentication, access control, business intelligence, and network analytics products.

•	Sentry. Sentry is the in-line intelligent gateway for the MobileIron Platform, and addresses three fundamental needs for our customers:

—	Manage Security and Access Control for Content and Devices. All data and traffic between the mobile device and corporate resources can be configured to flow through Sentry, providing real-time secure tunneling and access control. This includes: (i) ActiveSync traffic for delivery of email, email attachments, contacts and calendar information to mobile devices and (ii) app and web traffic resulting from mobile applications and secure browsers to access corporate data and content behind the corporate firewall.

Sentry enforces the security policies set by IT in Core, enabling it to allow or deny access to corporate information and resources in real time based on whether the device adheres to and is compliant with those security policies. For example, devices that are not running the latest OS version with a required security patch, have an expired device certificate, or have been jail-broken can be blocked from accessing email, SharePoint, internal intranet sites and other application data stores located in the secure corporate network.

Sentry also prevents the unauthorized interception and malicious manipulation of data through its support for certificate-based authentication, denying all connections from any device or server that does not have an approved certificate. This benefits corporate IT by providing an additional level of security, while greatly improving the user experience. Sentry can encrypt email attachments delivered to mobile devices so that unauthorized apps cannot open them on the mobile device, nor read them if they are copied to external cloud storage sites.

—	Provide Enterprise-Class Scalability and Interoperability. Sentry can scale to meet the high volume performance and redundancy requirements of global organizations due to its ability to be configured for high availability, including the use of industry standard load balancer technology. This allows organizations to set up multiple Sentry gateways in a cluster to accommodate standard and peak data volume scenarios, including disaster recovery configurations as needed, while leveraging much of the existing infrastructure tools they have in place today. Sentry supports and is tested with a wide range of email platforms, including Microsoft Exchange, Lotus Notes and Google Mail, in addition to a number of native and third party client-side email, contact and calendar solutions.

—	Simplify the User Experience. Although users do not directly interact with Sentry, their overall experience is significantly improved by its presence in the architecture. Sentry supports certificate based authentication, which can eliminate the need for users to enter their username and password when accessing email, intranet sites, and corporate data behind the firewall. Sentry can also act as a replacement for device-wide VPN solutions, greatly improving user experience by eliminating the need for multiple authentication requirements and providing a lower cost solution to IT. This is accomplished by limiting access to corporate information via secure AppConnect apps that leverage Sentry.

User Components

On the mobile device, the MobileIron platform provides a comprehensive set of user services:

•	The MobileIron Client. The Client, or Mobile@Work, is software a user downloads onto their mobile device and it automatically configures the device to function in an enterprise environment. Once installed, it creates a secure MobileIron container to protect enterprise data and applications.

—	Mobile Device Configuration and Management (MDM). The Client works with Core to configure corporate email, Wi-Fi, VPN and security certificates, and creates a clear separation between personal and business information. This allows IT to selectively wipe only the corporate data on the device should the user leave the company or should the device fall out of compliance, or be lost.

—	Mobile Application Management (MAM). The Client works with Core to install the enterprise app storefront so that users can browse and install the mobile applications made available to them by their enterprise. Also, depending on the user’s role in the organization, the Client automatically installs the mobile applications that have been assigned to that user by default. Enterprise data can only be exchanged between applications that are part of the MobileIron container.

—	Mobile Content Management (MCM). The Client allows users access to web resources and content repositories that sit behind the firewall such as SharePoint. It also provides them with a secure reader that has the key to decrypt encrypted email attachments so that confidential corporate data cannot leave the device or be leaked into personal email and applications.

•	User Products. Our platform is configurable and allows our customers to purchase additional client-side products which may include:

—	Apps@Work. Apps@Work is our enterprise app storefront through which the user downloads both in-house developed and third-party business apps. IT is able to customize the app storefront experience by defining which applications are assigned to which users based on their role in the organization.

—	Docs@Work. Docs@Work provides the user with a secure content container on the device as well as secure access to back-end data repositories like SharePoint. Docs@Work also provides DLP for email attachments because it can decrypt documents delivered through Sentry.

—	Web@Work. Web@Work is a secure browser for accessing web applications within the corporate intranet without requiring the user to go through complex procedures such as starting a device-wide VPN session.

—	Help@Work. Our Help@Work product allows users to request IT help directly from their iOS devices. After the user grants IT access to the device, Help@Work mirrors the user’s screen onto the IT management console so that IT support personnel can better help the user resolve the issue.

—

MobileIron Tunnel. Tunnel enables iOS 7 mobile applications, including the Apple Safari browser, to access protected corporate data and content behind a firewall through a secure per-app VPN connection without requiring a device-wide traditional VPN solution. Tunnel uses

MobileIron’s advanced security capabilities to continuously monitor device security before access is granted to enterprise resources.

•	AppConnect Ecosystem. We enable customers to derive additional value from apps created by application vendors or internally, using our SDKs or our AppConnect application wrappers to leverage our application security services.

As of February 28, 2014, 139 application vendors participating in our AppConnect ecosystem have integrated or are in the process of integrating their applications with our platform. Once integrated via the SDK, these applications become part of the secure container on the device managed by the Client, which configures the apps, secures their data while on the device, ensures that corporate data can only be shared between secure applications, authenticates the user with a single pin or password, and if need be, removes the applications from the device. AppConnect-enabled applications can also leverage secure Sentry tunnels to exchange information with enterprise back-end systems.

The SDK and our app wrapping technology can also be used by customers to secure and manage their mobile applications, which further increases the value of our platform. For example, over 1,000 customer-developed applications have integrated with our platform. As customers deploy these customer-developed applications that are AppConnect-enabled within their organizations, they become more reliant on our platform resulting in higher retention of our customer base.

Technology Advantages of Our Mobile IT Platform

Our Mobile IT platform has the following advantages:

•	Multi-OS. Our platform was designed to be agnostic to operating systems. Our distributed architecture makes it easy for IT to embrace and support new mobile operating systems. As soon as the MobileIron Client is available on the new mobile platform, it can be plugged into our architecture quickly without requiring IT to redefine mobile security and management policies.

•	Native User Experience. We invest substantial effort to develop the Client for each respective operating system and adhere to the user interface guidelines of each operating system and device manufacturer. We maintain a close relationship with major operating system and device vendors allowing us to rapidly integrate with them in order to remain transparent to the user.

•	Policy Enforcement. Security policies can be enforced based on the security status of the device. As mobile devices move around to different geographies and on different networks, new applications are frequently installed or uninstalled and IT needs to make sure that pre-emptive and reactive measures are taken when a device falls out of compliance. Our mobile IT platform enables a large variety of policies such as:

—	Data Security. Data Security policies include password, encryption and monitoring operating system integrity, including jailbreak and root identification for data at rest.

—	Protect App and Content Data in Motion. Sentry provides encryption, tunneling and access control to protect app data in motion with several layers of security for email, apps, docs and web traffic.

—	App and Doc Container Security. App and Doc Container Security policies include authentication, authorization, encryption, DLP controls and tunneling.

—	Apps Blacklist and Whitelist. Apps Blacklist and Whitelist includes policies for allowed, disallowed and required apps.

—	Privacy. Privacy policies include the ability to enable and disable the monitoring of apps and other usage information including device location.

—	Selective Wipe. Selective Wipe policies enable the ability to remove enterprise data, apps and content without affecting any personal information.

—	Lockdown. Lockdown includes the ability to restrict access on a device on a fine-grained basis.

—	Email. Email policies include automated configuration, security settings and DLP.

•	Layered Security. We have a layered security model that protects corporate data as it moves across the device, Sentry and backend enterprise systems under supervision of Core. Our layered security model protects data while preserving the native user experience with the following:

—	Enterprise Persona. Our solution can control the enterprise persona (corporate email, apps, web, docs, identity, policy), without viewing or modifying personal data on the phone, and has selective wipe capability.

—	Containerization. Our AppConnect technology is a rich containerization framework that allows for secure data and creates policy consistency across applications, documents, and web pages and enforces security, configuration and management policies.

—	Secure Tunneling. Our solution provides an intelligent gateway for app-specific, certificate-based access control without the complexity or expense of a VPN.

—	Data Loss Prevention. Our solution protects email attachments through the use of encryption so attachments can only be opened by the MobileIron Client or applications managed by MobileIron.

—	Certificate-Based Identity. We establish and manage identity with certificates through both an embedded certificate authority and integration with leading third-party certificate authorities.

—	Secure Multi-User Profiles. Our solution supports multiple users sharing a single device. Upon sign-in with corporate credentials, user-specific settings, policies, apps and certificates are pushed to the device, and then removed upon sign-out.

—	Closed-Loop Automation. We automate compliance so a small number of IT staff can manage the entire population of mobile devices across an enterprise, enabling an IT organization to scale and handle large deployments.

—	Self-Service Provisioning and Remediation. We provide the user with self-service tools for registration, management, compliance checking and remediation to put routine administration in the user’s hands, enabling operational efficiency for large mobile deployments.

—	Support Corporate-Owned Devices and BYOD. Our platform supports both corporate-owned devices where strict security policy can be enforced to secure the device as well as BYOD scenarios when corporate and personal data and applications must coexist on the device while preserving enterprise data security and personal data privacy.

•	End to End Application Management. We support a consistent, policy-based security framework for applications on a mobile device to enable business processes that are core to an organization. This framework extends across both on-premise and cloud-based collaboration tools and data repositories regardless of where applications and content come from.

—	App Distribution. We allow for policy-based, secure distribution of customer-developed and public apps to users. A customer’s app storefront is secured with a certificate so that it is only available on compliant devices.

—	Enhanced Distribution of Apps at Scale. We created our AppDN to leverage a wide set of global points of presence on a secure content delivery network provided by Akamai that enables extremely large numbers of users to simultaneously download large numbers of sizeable apps without load on the corporate network or increased latency for the user.

—	Easy App Deployment and Configuration. Our app auto-configuration speeds up deployment and reduces helpdesk overhead by eliminating the need for users to input configuration data to an application during provisioning.

—	Secure Apps. We provide multi-faceted security for apps and content.

—	Retire Apps. Our platform removes or quarantines apps when the end of an app lifecycle has been reached, the user has left the enterprise, or a device has fallen out of compliance.

•	Extensibility Advantages. The availability of a rich ecosystem of secure third-party apps is essential for a successful enterprise mobility program. Partners leverage our SDK, our wrapper and our APIs to improve the user experience for devices connecting to enterprise network resources.

—	Platform Extension Ease through App Wrapping. We offer application developers an easy-to-use app wrapper that automatically injects our AppConnect technology. For developers who wish to use our SDK directly, we designed our SDK to be lightweight so that it adds limited overhead to managed applications.

—	Device Posture. Through our client software and APIs, we enable third-party vendors to acquire critical security posture information regarding a specific mobile device that is managed by our platform.

•	Broad and Diverse Ecosystem. Through our ecosystem, additional applications and back-end systems are developed and integrated with MobileIron. This increases the value of our platform to users and IT and this in turn increases our ability to provide further benefits to our customers. We enable application vendors and technology companies to integrate with multiple aspects of our platform including the client-side with AppConnect and the server-side with our Technology Alliance.

—	AppConnect. We provide our third-party application partners and our customers with app wrapping technology, SDKs and APIs that enable them to easily integrate with our mobile IT platform to create apps that are AppConnect-enabled and therefore enterprise ready. This enables integrated security and control in their apps. As of February 28, 2014, we had 139 partners that have integrated or are in the process of integrating their applications with AppConnect, such as Box, Divide and Jive. In addition, over 1000 customer applications have integrated with AppConnect.

—	Technology Alliance Partners. We work with leading technology companies through our Technology Alliance program. These partners use our APIs to improve the user experience by enabling technologies such as single sign-on and automatically connecting devices to enterprise network resources, such as corporate Wi-Fi and VPN. The benefits that our platform provides to our alliance partners include mobile device visibility and the capability to determine if a device is authorized to access enterprise data, applications and content. We also leverage our Technology Alliance partners for additional security information to provide better services to our customers. For example, network security vendors can use our security status information in order to make real time decisions about whether a mobile device should be granted access to secure corporate services. As of February 28, 2014, we had 36 Technology Alliance partners, such as ForeScout, Splunk, F5 Networks and Aruba Networks.

Customer Success

Our global Customer Success organization is dedicated to driving successful mobility initiatives for our customers and partners. Our global Customer Success organization extends beyond traditional technical support, and includes implementation and advisory services, education and training, and strategic account management. We have guided thousands of customers through the complexity of the mobile technology landscape, and have helped them commence their Mobile First journey. We do this by focusing on:

•	Implementation and Best Practices Toolkits. Our professional services team provides customers with technical domain expertise and practical advice on the people and process elements required for their projects. Based on our in-depth experience working directly with customers and partners on thousands of deployments, we have developed best practices guides, templates and real-world examples. This gives customers and partners tools that they can immediately leverage and customize as needed to make them successful. This is critical to our “land and expand” strategy as it establishes a strong foundation for additional product sales opportunities.

•	Global Technical Support. Our technical support team provides global coverage for customers and partners via voice, email and a full-service Customer Service Web Portal, backed by a dedicated team of mobile IT experts. Our Portal provides access to our knowledge base, MobileIron University courses, online forums to share and collaborate with others, product documentation and our case management system to submit tickets for technical support assistance. Providing an all-in-one portal greatly simplifies the customer and partner experience to access information and resolve technical issues.

•	Education and Training. Due to the rapid pace of change and lack of feature parity across different mobile operating systems, it is critical that customers and partners remain current on product capabilities and advancements in mobile technology. MobileIron University, our online training and certification program, offers curricula that comprise more than 250 internally developed courses. These curricula allow our customers and partners to increase their knowledge about mobile IT, our offerings and related third-party technology. Employees of our customers and partners have been granted over

2,300 MobileIron University certificates, signifying the successful completion of a curriculum and a corresponding exam. MobileIron University promotes an in-depth understanding of our technology and product capabilities and is designed to enable our customers to be successful in their mobile IT deployments.

•	Strategic Account Management. Our post-sales account management is handled by our Customer Advocate team which is responsible for proactively maintaining and managing customer relationships. The Customer Advocates facilitate communication among our customers and our product management, sales and engineering teams. Our Customer Advocates also conduct regional customer forums across the world to bring customers together to share lessons learned about customer deployment experiences and to discuss the mobility challenges they are facing with their peers. These forums have driven dialogue among our customer ecosystem and foster a sense of community, which we believe has led to increased customer retention and expanded deployment within our customer base.

•	Trusted Customer Relationships. The Mobile First journey has created an opportunity for us to establish a trusted advisor relationship with our customers and partners, which allows us to provide guidance and direction to drive successful mobile programs and initiatives. The value of this relationship extends internally, as we closely align our product management and development organizations and make improvements in our technology and operations based on customer and partner feedback. Our first-hand knowledge of a wide variety of customer deployment experiences has enabled us to improve upon our offerings, which we believe leads to greater customer success.

Customers

Our customers include leading enterprises in a broad range of industries, including financial services, government, healthcare, legal, manufacturing, professional services, retail, technology and telecommunications, and none of these industry verticals accounted for more than 20% of our gross billings in the two year period ended 2013. These customers are predominantly medium to large enterprises. We have proven scalability supporting large enterprise-wide deployments. We have sold our products to over 6,000 customers globally, including more than 350 of the Global 2000, as of December 31, 2013. Our channel partners include resellers, service providers and system integrators. AT&T, Inc., as a reseller, accounted for approximately 14% of our total revenue in 2012 and for approximately 20% of our total revenue in 2013. No customer accounted for more than 5% of our total revenue in 2013, or the three months ended March 31, 2014.

Customer Case Studies

Global 200 Consumer Goods Company

Problem: This global consumer goods company with sales of over $30 billion had an enterprise mobility program that was rapidly growing and also becoming increasingly complex. The company was committed to mobilizing its workforce and it had been deploying iOS devices at a rapid pace in many countries without a centralized mobility strategy. The company realized it needed to establish a consistent set of policies globally and that to do so it needed a mobile IT platform that would deliver the same level of security across all devices and provide a central platform for reporting and monitoring.

Solution: Our ability to secure corporate data without compromising the user experience was a critical factor in the company’s decision. Because we enabled the company to create distinct security profiles for corporate and personal devices, the company has started a BYOD program and now supports Android devices. A key part of the company’s mobile strategy is to give users the mobile apps they need to be productive outside the office and the company has a large portfolio of company apps designed for consumers, retailers and employees, including top executives. With up to 100 new apps being deployed in a given month, the company plans to replace its in-house developed solution with our enterprise app storefront. Since the company’s original order in July 2012, they have increased their license count by more than 60% and have approximately 25,000 devices currently under management.

Global Media Company

Problem: A global media company needed to manage the increasing number of iPhones it had begun issuing to employees as well as the iPads employees were beginning to bring into the workplace. It was also finding that a number of employees wanted to keep their corporate-issued Blackberries but wanted their personally-owned iPads to also have access to the corporate network. The company needed a multi-OS mobile IT solution to be able to support corporate- and employee-owned devices that would allow them to manage device usage on the corporate network and apply different security policies based on device ownership. Their legacy technology was not able to meet their requirements.

Solution: The company evaluated several vendors and chose MobileIron because our multi-OS platform provided the level of visibility and security the company had become accustomed to the Blackberry Enterprise Server. They were impressed with our platform’s scalability and flexibility. The company utilizes a single instance of our platform, with separate installations of Sentry which provides email access control in the U.S., London and Singapore. With its mobile IT program running smoothly, the company is now rolling out additional modules including Web@Work to give its users secure mobile access to internal websites and web applications, as well as a branded Apps@Work enterprise app storefront that makes it easy to deliver company-recommended apps to employees. As of February 28, 2014, the cumulative value of purchases from this customer was approximately five times the amount it initially purchased in August 2011, including adding Docs@Work, AppConnect and Web@Work.

Leading Professional Services Company

Problem: A leading global professional services organization serving two-thirds of the Fortune 1000 companies, wanted to make iPads a universal tool for their employees to use in client meetings in conjunction with an internally-built mobile app. Given the extreme sensitivity of the company’s data, the customer needed a robust mobile IT platform that could secure and distribute mobile apps and ensure the security of corporate data on mobile devices. The company also knew that it had to deliver a great experience to its employees in order for its mobile strategy to succeed.

Solution: After an extensive evaluation of two vendors, the company selected MobileIron. Among the key factors in the selection of our platform was its ability to closely integrate with the customer’s LDAP solution. This provides granular control over complex mobile security and management policies, an area of critical importance for an organization where employee roles and assignments change regularly as does their corresponding need for secure data access. The company also liked Apps@Work, our private enterprise app storefront, because it needed to easily distribute secure mobile apps. To date, the company has used our platform to deploy about 300 mobile apps to employees. Starting with an initial order of 2,000 device licenses, the company has placed nine follow-on orders and has purchased approximately 17,000 device licenses as of March 31, 2014.

Fortune 500 Insurance Company

Problem: This Fortune 500 company in the insurance industry, with assets of approximately $18 billion, needed a mobile IT solution to be able to securely deliver email to both agents and employees. The organization had a specific challenge: because agents are not employees, the company could not dictate which devices agents could use. This meant that the company had to support both iOS and Android on the first day our platform was deployed.

Solution: The company selected our platform because it enabled immediate comprehensive support for Android and iOS and because it allowed the user to maintain the native experience while delivering the security the company required. Our platform’s use of certificates for authentication and identity made it possible for agents to securely access their corporate email and resources without requiring them to use a password to unlock their smartphone or tablet. As a result, the company’s deployment was one of our early broad-scale Android deployments in the financial services industry. The company is now building mobile apps internally and using Apps@Work to distribute them. To date, the company has been pleased with our customer support and engagement, which has led to additional purchases. Two years after the company’s initial purchase of 10,000 mobile device licenses it upgraded all 10,000 to include Docs@Work, AppConnect, and Web@Work.

Sales and Marketing

Sales

We sell our products almost entirely through indirect sales channels and maintain a sales force that works closely with our channel partners to develop sales opportunities. We have a high touch sales force focused on Global 2000 organizations, inside sales teams focused on mid-sized enterprises, and teams that work in conjunction with service providers that focus on small to medium sized businesses. Our enterprise sales organization is responsible for large account acquisition and overall market development. This includes the management of the relationships with our channel partners in order to win and support customers. Our inside sales teams work in conjunction with our channel partners to drive sales to medium and smaller customers. In addition, our sales organization is supported by sales engineers with deep technical expertise and responsibility for pre-sales technical support and technical training for our channel partners. The sales organization, with strong alignment with Customer Success, acts as a liaison between the end-customers and the marketing and product development organizations, especially during the pre-sales phase. We believe this approach allows us to leverage the benefits of the channel and maintain communication with our customers. Our sales cycle ranges from a few weeks for smaller organizations to many months for large enterprises.

Channel Program

We work with mobile-focused channel partners who sell our platform to customers. We focus on building in-depth relationships with a number of solutions-oriented partners that have strong industry expertise. These channel partners include both traditional IT resellers as well as service providers. As of December 31, 2013, we had over 335 channel partners including more than 35 service providers and 300 resellers. These channel partners are supported by our sales and marketing organization. We operate a formal accreditation program for the sales and technical professionals of our channel partners.

Marketing

Our marketing efforts are focused on building our brand reputation and market awareness of our platform, driving customer demand and operating our channel program. The marketing team consists primarily of product marketing, programs marketing, field marketing, channel marketing and public relations functions. Marketing activities include demand generation, advertising, managing the corporate web site and partner portal, trade shows and user conferences, press and analyst relations and customer awareness. In addition, we sponsor the publication of major market research and provide industry analysis. These activities and tools are available to our channel partners.

Research and Development

We have invested significant time and financial resources in the development of our platform and believe that continued research and development is critical to our ongoing success. Research and development investments drive innovation, enterprise class mobile IT platform features and keep pace with the rapidly evolving mobile operating system and device ecosystem.

We believe that innovation and timely development of new features and products are essential to meeting the needs of our customers and channel partners and improving our competitive position. The distributed nature of our platform enables enterprise-class scalability and high performance to allow customers to integrate it seamlessly regardless of the complexity of their existing infrastructure. We built a unique and proprietary test automation framework and methodology optimized for our mobile IT platform that allows us to perform real-world load and regressions testing of our platform to demonstrate high-availability, enterprise-class scalability across all of our supported mobile operating systems. For example, our testing framework and methodology covers 14 email clients across three mobile operating systems, seven email systems and five certificate authorities.

Research and development expenses were $8.1 million, $23.8 million, $36.4 million and $10.3 million for 2011, 2012, 2013, and the three months ended March 31, 2014, respectively. We plan to continue to invest in resources to expand our research and development effort.

Competition

We operate in a highly competitive industry that is characterized by constant change and innovation. Changes in the devices, operating systems, applications and technology landscape result in evolving customer requirements.

Our competitors fall into four primary categories:

•	diversified technology companies such as IBM;

•	large security and enterprise-software companies such as McAfee (owned by Intel), Symantec and SAP;

•	providers of enterprise mobility management solutions such as VMware, Citrix and Good Technology; and

•	small and large companies that offer point solutions that compete with some of the features present in our mobile IT platform.

The principal competitive factors in our market include:

•	product features, reliability, performance and effectiveness;

•	product extensibility and ability to integrate with other technology infrastructures;

•	customer choice of flexibility between cloud service or on-premise deployment;

•	mobile IT expertise:

•	price and total cost of ownership;

•	adherence to industry standards and certifications;

•	strength of sales and marketing efforts;

•	brand awareness and reputation; and

•	focus on customer success.

We believe we generally compete favorably with our competitors on the basis of these factors as a result of the architecture, features, and performance of our platform, the ease of integration of our platform with other technology infrastructures, our mobile IT expertise and our commitment to customer success. Many of our competitors have substantially greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets, broader distribution and larger and more mature intellectual property portfolios.

Intellectual Property

Our success depends critically upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on federal, state, common law and international intellectual property rights, including patents, trade secrets, copyrights and trademarks. We also rely on confidentiality and contractual restrictions, including confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with third parties.

We pursue registration of our patents, trademarks and domain names in the United States and certain locations outside the United States. We actively seek patent protection covering inventions originating from the company and acquire patents we believe may be useful or relevant to our business. We currently own approximately seven issued patents worldwide and, as of April 8, 2014, had 50 patent applications pending worldwide. We currently have trademark applications and registrations in 20 countries and the European Union.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available outside the United States. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies in the mobile and other technology industries or non-practicing entities may own large numbers of patents, copyrights and trademarks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. From time to time, we have faced, and expect to face in the future, suits or allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Employees

As of March 31, 2014, we had 632 full-time employees, 209 of whom were primarily engaged in research and development, 266 of whom were primarily engaged in sales and marketing, 92 of whom were primarily engaged in customer success and 65 of whom were primarily engaged in administration and finance. A majority of these employees are located in the United States. None of our employees is represented by a labor organization or is a party to any collective bargaining arrangement. We have never had a work stoppage, and we consider our relationship with our employees to be good. We take great pride in our culture and embrace it as one of our fundamental strengths that promotes openness and innovations as ideas for new products come from all areas of the company.

Facilities

Our principal executive offices are located in Mountain View, California and include three buildings totaling approximately 54,680 square feet under leases expiring from March 2016 to June 2017. We have additional office locations throughout the United States and in various international locations. We intend to add new facilities and expand our existing facilities as we add employees and grow our business, and we believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

On November 14, 2012, Good Technology filed a lawsuit against us in federal court in the Northern District of California alleging false and misleading representations concerning their products and infringement of four patents held by them. In the complaint Good Technology sought unspecified damages, attorneys’ fees and a permanent injunction. On March 1, 2013, we counterclaimed against Good Technology for patent infringement of one of our patents. On May 17, 2013, the parties served infringement contentions for their respective patents, and on September 3, 2013, the parties served invalidity contentions regarding the opposing party’s patents. Discovery has commenced and a trial date has been set for July 2015. We are contesting Good Technology’s claims vigorously. This litigation is still in its early stages and the final outcome, including our liability, if any, with respect to Good Technology’s claims, is uncertain. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

In addition, from time to time, we are a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business, financial condition or results of operations. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors.

The following table sets forth certain information with respect to our executive officers and directors as of March 31, 2014:

Name	Age	Position

Robert Tinker	44	President, Chief Executive Officer and Director

Todd Ford	47	Chief Financial Officer

Suresh Batchu	42	Chief Technology Officer and Senior Vice President of Technology and Engineering

John Donnelly	47	Senior Vice President of Sales

Laurel Finch	57	Vice President of Legal, General Counsel and Secretary

Vittorio Viarengo	48	Vice President of Marketing and Products

Gaurav Garg(1)	48	Director

Aaref Hilaly(1)	42	Director

Matthew Howard(2)(3)	50	Director

Frank Marshall(2)(3)	67	Director

Tae Hea Nahm(2)(3)	54	Chairman

James Tolonen(1)	64	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Robert Tinker has served as our President and Chief Executive Officer since January 2008 and has served as a member of our board of directors since January 2008. From March 2005 to January 2008, Mr. Tinker was Director of Marketing and Business Development at Cisco Systems, Inc., leading business development for Cisco Systems’ wireless business units. Before joining Cisco, Mr. Tinker was Vice President of Business Development at Airespace, Inc., a provider of wireless local area networking systems, from August 2002 until Airespace’s acquisition by Cisco in March 2005. Prior to Airespace, Mr. Tinker served as Director of Marketing and Business Development at Vertical Networks, Inc., a provider of integrated communications platforms, from July 1998 to July 2002. Prior to Vertical Networks, Mr. Tinker served as Vice President of Information Technology and Operations at NationsBank Corporation, which was acquired by Bank of America, from July 1992 to August 1996. He holds a B.S. in Systems Engineering from the University of Virginia and an M.B.A. from Stanford University.

We believe Mr. Tinker is qualified to serve on our board because of his perspective and experience he brings as our Chief Executive Officer and his extensive experience in the wireless industry.

Todd Ford joined MobileIron in December 2013 as our Chief Financial Officer. From June 2012 to July 2013, Mr. Ford served as the co-Chief Executive Officer and Chief Operating Officer of Canara, Inc., a provider of power systems infrastructure and predictive services to ensure uptime and efficient asset management. From July 2007 to December 2013, Mr. Ford also served as the Managing Director of Broken Arrow Capital, a venture capital firm he founded in July 2007. From April 2006 to May 2007, Mr. Ford served as President of Rackable Systems, Inc., a manufacturer of server and storage products for large-scale data center deployments (now named Silicon Graphics International Corporation) and from December 2002 to April 2006, he served as Chief Financial Officer of Rackable Systems. Mr. Ford has served on the board of directors of Performant Financial Corporation since October 2011. Mr. Ford holds a B.S. in Accounting from Santa Clara University.

Suresh Batchu co-founded MobileIron and currently serves as Chief Technology Officer and Senior Vice President of Technology and Engineering. Mr. Batchu has held a variety of other senior engineering positions within MobileIron since our inception. Prior to co-founding MobileIron, from October 2000 until August 2007, Mr. Batchu served in a number of roles at Nortel Corporation, a global provider of communications equipment, most recently as Senior Engineering Director for Nortel’s Alteon Product Portfolio. Mr. Batchu holds a B. Tech in Mechanical Engineering from Sri Venkateswar University and an M.S. in Computer Science from the University of South Florida.

John Donnelly has served as our Senior Vice President of Sales since December 2013 and previously served as our Vice President of Sales from 2010 until his promotion in December 2013. Prior to joining MobileIron, Mr. Donnelly served as Vice President of DLP (data loss prevention) Sales at Symantec Corporation from December 2007 to January 2010. He joined Symantec in connection with its acquisition of Vontu, Inc., a DLP solutions company, where he served as Vice President of Sales from March 2005 until Symantec’s acquisition in December 2007. Prior to joining Vontu, Mr. Donnelly was Vice President of Sales of manageStar, Inc., a service delivery management software company, from May 2003 until March 2005. Before joining manageStar, Mr. Donnelly was Vice President of Sales at Talking Blocks, Inc., an infrastructure software solution company, from December 2001 until May 2003. Prior to joining Talking Blocks, Mr. Donnelly served as Vice President of West Sales at Kana Communications (now named Kana Software, Inc.), a CRM solution company, from September 1999 until December 2001. Mr. Donnelly holds a B.A. in History and Communications from Boston College.

Laurel Finch has served as our Vice President and General Counsel since February 2013 and our Secretary since December 2013. Prior to joining MobileIron, Ms. Finch served as Vice President, General Counsel and Secretary of OPENLANE, Inc., a business-to-business online auction company for used cars, from June 2008 until OPENLANE’s acquisition by KAR Auction Services, Inc., in December 2011. Prior to joining OPENLANE, Ms. Finch was Deputy General Counsel of Visa U.S.A. Inc. from May 2006 until June 2008. Before joining Visa, Ms. Finch was a corporate and securities law partner at Heller Ehrman from October 2003 until May 2006 and Venture Law Group from April 1993 until Venture Law Group’s merger with Heller Ehrman in October 2003 (she was elevated to partner at Venture Law Group in 2000). Ms. Finch holds an A.B. in German Studies from Stanford University, a Masters in International Management from the Thunderbird School of Global Management and a J.D. from Stanford Law School.

Vittorio Viarengo has served as our Vice President of Marketing and Products since November 2013 and served as Vice President of Marketing from October 2012 until November 2013. Prior to joining MobileIron, Mr. Viarengo worked at VMware, Inc., a cloud and virtualization company, serving in increasing levels of responsibility from March 2009 through October 2012, most recently as Vice President of Marketing for User Computing. From April 2008 to January 2009, he was head of Product Management at Keas Inc., an application company focused on employee health. Previously, Mr. Viarengo was Vice President of Product Development at the Oracle Fusion Middleware division of Oracle, Inc. from March 2005 until April 2008. Before joining Oracle, Mr. Viarengo worked at BEA Systems, Inc., an enterprise infrastructure software company, from November 2001 until February 2005, most recently as Vice President of Product Management and Strategy. Mr. Viarengo was the Chief Executive Officer and founder of ViVi Software, Inc., a company that created visual tools for object databases, from May 1994 until its acquisition by Object Design Inc. in January 1997. Mr. Viarengo holds a B.A. in Software Engineering from Università degli Studi di Genova, Italy.

Non-Employee Directors

Gaurav Garg has served as one of our directors since March 2008. Mr. Garg co-founded Wing Ventures, a venture capital firm in June 2013. He has served on the board of directors of Ruckus Wireless, Inc. since August 2002, and FireEye, Inc. since September 2004. Mr. Garg currently serves on the boards of a number of privately held technology companies, including Jasper Wireless, Inc. and Shape Security, Inc., and previously Netscaler Inc. (acquired by Citrix Systems, Inc.). From May 2001 to June 2010, Mr. Garg was a non-managing member at Sequoia Capital, a venture capital firm. He served as a Special Limited Partner at Sequoia Capital from July 2010 to October 2012. Prior to joining Sequoia Capital, Mr. Garg was a founder, board member and Senior Vice President of Product Management at Redback Networks, Inc., a telecommunications equipment company acquired by Ericsson, Inc. in 2007. Prior to Redback Networks, Mr. Garg held various engineering positions at SynOptics Communications, Inc. and Bay Networks, Inc., both computer network equipment vendors. Mr. Garg holds a B.S. and an M.S. in Electrical Engineering and a B.S. in Computer Science, all from Washington University in St. Louis.

We believe Mr. Garg is qualified to serve on our board because of his extensive experience with technology companies, including as a founder, executive and venture capitalist.

Aaref Hilaly has served as one of our directors since June 2012. Mr. Hilaly joined Sequoia Capital, a venture capital firm, in April 2012. He currently serves on the board of directors of a number of privately-held companies, including Skyhigh Networks, Inc. and ThousandEyes, Inc. Prior to joining Sequoia Capital, Mr. Hilaly served as Vice President, Engineering at Symantec from June 2011 to April 2012. He was the Chief Executive Officer of Clearwell Systems, Inc. a provider of analytics software for electronic discovery, from April 2005 until Clearwell’s acquisition by Symantec in June 2011. Prior to that, Mr. Hilaly was the founder and Chief Executive Officer of CenterRun, Inc., a pioneer in datacenter automation, which was acquired by Sun Microsystems, Inc. Mr. Hilaly holds an M.B.A. from Harvard Business School, a Masters degree in Economics from McGill University and a B.A. from Oxford University.

We believe Mr. Hilaly is qualified to serve on our board because of his extensive experience with technology and cloud computing companies.

Matthew Howard has served as one of our directors since March 2008. Mr. Howard joined Norwest Venture Partners, a venture capital firm, in August 2000 and became managing partner in 2013. Mr. Howard currently serves on the board of directors of several privately-held companies, including Blue Jeans Network, Inc., Bitglass, Inc., Hadapt, Inc. and Bluenose Analytics, Inc. Mr. Howard holds a B.B.A. in Business Administration with an emphasis in information systems from Chaminade University of Honolulu and an M.S. in telecommunications management from Golden Gate University.

We believe Mr. Howard is qualified to serve on our board because of his extensive experience with technology and mobile companies.

Frank Marshall has served as one of our directors since December 2007. Mr. Marshall is an early stage technology investor and management consultant, and he has been actively involved in early stage investing with Timark LP and later as General Partner of Big Basin Partners LP since 1997. Mr. Marshall has served on the board of directors of the wireless networking company Aerohive Networks, Inc. since March 2011. Mr. Marshall served on the board of directors of Infoblox Inc., an automated network control company, from March 2004 to December 2013. Mr. Marshall served on the board of directors of PMC-Sierra Inc., a semiconductor company, from April 1996 until February 2012, and served as its lead independent director from May 2005 until February 2012. Mr. Marshall joined the board of directors of Juniper Networks, Inc. in April 2004 in connection with Juniper’s acquisition of Netscreen Technologies, Inc., an integrated network security solutions company, and served as a member of the Juniper board of directors until February 2007. Previously, Mr. Marshall served on the board of directors of Netscreen from December 1997 until April 2004, acting as Chairman of the Board of Netscreen from November 2002 until April 2004. He served as Vice President and then General Manager, Core Business Products unit of Cisco Systems, Inc. from 1992 until 1997. Mr. Marshall holds a B.S. in Electrical Engineering from Carnegie Mellon University and an M.S. in Electrical Engineering from University of California, Irvine.

We believe Mr. Marshall is qualified to serve on our board because of his extensive experience with technology companies, including as a director and venture capitalist.

Tae Hea Nahm has served as one of our directors since September 2007 and as our Chairman since April 2014. Mr. Nahm has been a Managing Director of Storm Ventures, a venture capital firm he co-founded, since September

2000. Prior to Storm Ventures, Mr. Nahm was a partner at the law firms of Venture Law Group and Wilson Sonsini Goodrich & Rosati. Mr. Nahm also serves on the board of directors of Marketo, Inc., several privately held companies, and served on the board of directors of Com2uS Corporation, a South Korean mobile game development company, from 2005 to 2013. Mr. Nahm holds an A.B. in Applied Mathematics from Harvard University and a J.D. from the University of Chicago Law School.

We believe Mr. Nahm is qualified to serve on our board because of his substantial corporate finance, business strategy and corporate development expertise gained from his significant experience in the venture capital industry.

James Tolonen has served as one of our directors since February 2014. Mr. Tolonen served as the Senior Group Vice President and Chief Financial Officer of Business Objects, S.A., an enterprise software solutions provider, where he was responsible for its finance and administration functions commencing in January 2003 until its acquisition by SAP AG in January 2008. He remained with SAP AG until September 2008. Mr. Tolonen served as the Chief Financial Officer and Chief Operating Officer and a member of the board of directors of IGN Entertainment Inc., an Internet media and service provider focused on the videogame market, from October 1999 to December 2002. He served as President and Chief Financial Officer of Cybermedia, a PC user security and performance software provider, from April 1998 to September 1998, and as a member of its Board of Directors from August 1996 to September 1998. Mr. Tolonen served as Chief Financial Officer of Novell, Inc., an enterprise software provider, from June 1989 to April 1998. Mr. Tolonen has served on the board of directors of Imperva, Inc., an enterprise data center security company, since July 2012, and served on the board of directors of Blue Coat Systems, Inc. from May 2008 to February 2012, and Taleo Corporation from August 2010 to April 2012. Mr. Tolonen holds a B.S. in Mechanical Engineering and an M.B.A. from the University of Michigan. Mr. Tolonen is also a Certified Public Accountant.

We believe Mr. Tolonen is qualified to serve on our board because of his extensive financial, operational and accounting experience, including practical experience as a former chief financial officer of several security and software companies.

Classified Board

Our board of directors will consist of seven members upon completion of this offering. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

The Class I directors will be Matthew Howard and Gaurav Garg, and their terms will expire at the annual general meeting of stockholders to be held in 2015;

The Class II directors will be Tae Hea Nahm, Aaref Hilaly and Frank Marshall, and their terms will expire at the annual general meeting of stockholders to be held in 2016; and

The Class III directors will be Robert Tinker and James Tolonen, and their terms will expire at the annual general meeting of stockholders to be held in 2017.

We expect that additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Under the listing requirements and rules of the NASDAQ Stock Market, independent directors must comprise a majority of our board of directors as a listed company within one year of the closing of this offering.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Garg, Hilaly, Howard, Marshall, Nahm and Tolonen do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NASDAQ Stock Market. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Leadership Structure

Our board of directors has appointed Mr. Nahm to serve as our Chairman. Our corporate governance guidelines provide that one of our independent directors shall serve as a lead independent director at any time when an independent director is not serving as the Chairman of the board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee currently consists of Messrs. Tolonen, Garg and Hilaly, each of whom, our board of directors has determined, satisfies the independence requirements under the NASDAQ Stock Market listing standards. Our board of directors has also determined that Messrs. Tolonen and Garg each satisfy the independence requirements of Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Mr. Tolonen, whom our board of directors has determined is an “audit committee financial expert” within the meaning of the SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The functions of this committee include:

•	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent registered public accounting firm and deciding whether to retain its services;

•	monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management, including a review of disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

•	considering and approving or disapproving of all related party transactions;

•	reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing the results of management’s efforts to monitor compliance with our programs and policies designed to ensure adherence to applicable laws and rules, as well as to our Code of Business Conduct and Ethics;

•	establishing procedures for the receipt, retention and treatment of any complaints received by us regarding financial controls, accounting or auditing matters; and

•	conducting an annual assessment of the performance of the audit committee and its members and the adequacy of its charter.

Compensation Committee

Our compensation committee consists of Messrs. Nahm, Howard and Marshall. Our board of directors has determined that each of Messrs. Nahm, Howard and Marshall, is independent under the NASDAQ Stock Market listing standards, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). The chair of our compensation committee is Mr. Nahm. The functions of this committee include:

•	recommending the compensation and other terms of employment of our Chief Executive Officer for approval by the independent members of our board of directors;

•	determining the compensation and other terms of employment of our other executive officers;

•	reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	reviewing and recommending to the full board of directors the compensation of our directors;

•	evaluating, adopting and administering equity incentive plans, compensation plans and similar programs, as well as modification or termination of plans and programs;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing our practices and policies of employee compensation as they relate to risk management and risk-taking incentives;

•	reviewing and approving any compensation arrangement for any executive officer involving any subsidiary, special purpose or similar entity, taking into account the potential for conflicts of interest in such arrangements;

•	appointing and overseeing the work of compensation consultants, independent legal counsel or any other advisors engaged for the purpose of advising the compensation committee;

•	reviewing and discussing with management any conflicts of interest raised by the work of a compensation consultant or advisor retained by the compensation committee or management and how such conflict is being addressed, and preparing any necessary disclosure in our annual proxy statement in accordance with applicable SEC rules and regulations;

•	reviewing with the Chief Executive Officer the plans for succession for executive officers, as it sees fit, and making recommendations to the board of directors with respect to the selection of appropriate individuals to succeed these positions;

•	reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” and recommending to the full board its inclusion in our periodic reports to be filed with the SEC; and

•	reviewing and assessing, at least annually, the performance of the compensation committee and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Marshall, Howard and Nahm. Our board of directors has determined that Messrs. Marshall, Howard and Nahm are independent under the NASDAQ Stock Market listing standards. The chair of our nominating and corporate governance committee is Mr. Marshall. The functions of this committee include:

•	reviewing periodically and evaluating director performance of our board of directors and its applicable committees, and recommending to our board of directors and management areas for improvement;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	reviewing and recommending to our board of directors any amendments to our corporate governance policies; and

•	reviewing and assessing, at least annually, the performance of the nominating and corporate governance committee and the adequacy of its charter.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers (including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants. The full text of our Code of Business Conduct and Ethics will be posted on our website at www.mobileiron.com. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website identified above.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

Cash Compensation

No cash compensation was paid to our non-employee directors in 2013. Although we do not have a written policy, we generally reimburse our directors their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

Equity Incentive Compensation

No equity incentive compensation was paid to our non-employee directors in 2013.

Director Compensation

In April 2014, our board of directors, upon the recommendation of our compensation committee, approved a policy for the compensation of our non-employee directors following the closing of this offering. Our non-employee directors will receive compensation in the form of equity and cash, as described below:

Equity Compensation for Current Directors. On the date of each annual meeting of stockholders, each current non-employee director will be granted an option to purchase shares of common stock having a grant date fair value equal to $125,000 computed in accordance with FASB ASC Topic 718, which we refer to as the Annual Grant. All of the shares underlying an Annual Grant will vest upon the earlier of (i) the next year’s annual meeting of stockholders or (ii) one year from grant, subject to continued service on the vesting date. In the event of a change in control, any unvested portion of the shares underlying an Annual Grant will fully vest and become exercisable immediately prior to the effective time of such change in control.

Equity Compensation for Future Directors. Following this offering, newly-elected directors will be granted an option to purchase 65,000 shares of common stock, which we refer to as the Initial Grant. The shares underlying the Initial Grant will vest in a series of three equal annual installments on each anniversary of the date of grant, subject to continued service on each vesting date. In the event of a change in control, any unvested portion of the shares underlying an Initial Grant will fully vest and become exercisable immediately prior to the effective time of the change in control. Each director elected following this offering will be granted Annual Grants commencing on the date of the third annual meeting following the director’s election.

Cash Compensation. Each non-employee director will receive an annual fee of $25,000 in cash for serving on our board of directors. The chairman and other members of the three standing committees of our board of director will be entitled to the following additional annual cash fees:

Board Committee	Chairman Fee	Other Member Fee
Audit Committee	$10,000	$6,000
Compensation Committee	$10,000	$6,000
Nominating and Corporate Governance Committee	$10,000	$6,000

All fees in cash will be payable in equal quarterly installments, payable in arrears.

EXECUTIVE COMPENSATION

Our named executive officers, or NEOs, for 2013, which consist of our principal executive officer and the next two most highly compensated executive officers, are:

•	Robert Tinker, President and Chief Executive Officer;

•	Todd Ford, Chief Financial Officer; and

•	John Donnelly, Senior Vice President of Sales.

2013 Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our NEOs during 2013.

Name and principal position	Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation		Total
Robert Tinker President and Chief Executive Officer	2013	$270,000	$—	$13,500	(2)	$283,500

Todd Ford(3) Chief Financial Officer	2013	$11,947	$2,561,927	$—		$2,573,874

John Donnelly Senior Vice President of Sales	2013	$207,500	$979,496	$277,505	(4)	$1,464,501

(1)	Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted in the fiscal year ended December 31, 2013, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 8 to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.
(2)	Represents a bonus paid to our Chief Executive Officer based upon achievement of certain performance goals for our company.
(3)	Mr. Ford became our Chief Financial Officer effective December 13, 2013, and the amount reported in the “Salary” column reflects a partial year of service.
(4)	Represents sales commissions earned by Mr. Donnelly during 2013.

Outstanding Equity Awards at December 31, 2013

The following table provides information regarding outstanding equity awards held by each of our NEOs as of December 31, 2013.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Robert Tinker	956,083	(2)	—	$0.39	12/14/2020
	1,354,286	(2)	—	2.64	07/25/2022
Todd Ford	1,097,020	(2)	—	3.25	12/12/2023
John Donnelly	525,122	(2)	—	0.17	01/19/2020
	47,303	(2)	—	0.39	12/14/2020
	200,000	(2)	—	2.64	07/25/2022
	420,000	(3)	—	3.25	12/12/2023

(1)	The options provide for early exercise prior to vesting, and to the extent any of such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.

(2)	The shares subject to the stock option vest over a four-year period with 25% vesting after one year from the vesting commencement date and the remaining shares vesting in equal monthly installments over the following 36 months.
(3)	The shares subject to the stock option vest in equal monthly installments over the following 48 months.

Offer Letter Agreements

Robert Tinker

We entered into an offer letter agreement with Mr. Tinker, our President and Chief Executive Officer, dated December 20, 2007, which was amended in March 2008, December 2008 and December 2010. The offer letter has no specific term and constitutes at-will employment. Mr. Tinker’s annual base salary as of December 31, 2013 was $270,000. Under the terms of his offer letter and the amendments, Mr. Tinker initially purchased 1,951,480 shares of restricted stock and was subsequently granted an option to purchase 1,212,583 shares of common stock.

Pursuant to the terms of his offer letter, if Mr. Tinker’s employment with us is terminated without cause or good reason, he will be eligible to receive certain severance benefits, the conditions of which vary depending on whether such termination occurs in connection with a change in control. If termination of employment occurs absent a change in control, Mr. Tinker will be eligible to receive continuation of his base salary and reimbursement of COBRA payments for a period of six months. If termination of employment occurs within 18 months following a change in control, Mr. Tinker will be eligible to receive the amounts described in the preceding sentence, and in addition, vesting of 50% of his then unvested shares under the restricted stock and options granted pursuant to his offer letter.

Todd Ford

We entered into an offer letter with Mr. Ford, our Chief Financial Officer, dated December 12, 2013, which was amended in December 2013. The offer letter has no specific term and constitutes an at-will employment arrangement. Mr. Ford’s annual base salary as of December 31, 2013 was $262,500. In connection with his employment, Mr. Ford was granted an option for 1,097,020 shares of our common stock at an exercise price of $3.25 per share. Mr. Ford is eligible for accelerated vesting of this option grant (i) in full in connection with a change in control and termination of employment without cause or for good reason in connection with such change in control or within 18 months after such change in control, and (ii) in the amount of 1/48th of the shares for each month of service with us if his employment is terminated without cause or for good reason within the first 12 months of his employment.

John Donnelly

We entered into an offer letter with Mr. Donnelly, our Senior Vice President of Sales, dated December 8, 2009. The offer letter has no specific term and constitutes at-will employment. Mr. Donnelly’s annual base salary as of December 31, 2013 was $207,500. In connection with his employment, Mr. Donnelly was granted an option for 705,122 shares of our common stock at an exercise price of $0.17 per share, and upon the achievement of certain milestones, an option covering 72,944 shares of our common stock at an exercise price of $0.39 per share. Mr. Donnelly is entitled to vesting of 50% of his then unvested shares under these option grants in connection with a change in control and termination of employment without cause or for good reason within 18 months after such change in control.

Employee Benefit Plans

The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.

2014 Equity Incentive Plan

Our board of directors adopted our 2014 Equity Incentive Plan, or 2014 Plan, on April 17, 2014, and our stockholders subsequently approved the 2014 Equity Incentive Plan on                     , 2014. The 2014 Plan will become effective on the date the registration statement of which this prospectus forms a part is declared effective by the SEC. The 2014 Plan is the successor to and continuation of our 2008 Stock Plan. Once the 2014 Plan becomes effective, no further grants will be made under our 2008 Stock Plan.

Our 2014 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation to our employees, directors and consultants. Addition, our 2014 Plan provides for the grant of performance cash awards to our employees, directors and consultants.

Authorized Shares. The maximum number of shares of our common stock that may be issued under our 2014 Plan is 11,400,000, which number of shares will be increased by any shares subject to stock options or other stock awards granted under the 2008 Stock Plan that would have otherwise returned to our 2008 Stock Plan (such as upon the expiration or termination of a stock award prior to vesting), not to exceed 22,734,586 shares. Additionally, the number of shares of our common stock reserved for issuance under our 2014 Plan will automatically increase on January 1 of each year, beginning on January 1, 2015 and continuing through and including January 1, 2024, by 5% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of ISOs under our 2014 Plan is 60,000,000.

Shares issued under our 2014 Plan will be authorized but unissued or reacquired shares of our common stock. Shares subject to stock awards granted under our 2014 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2014 Plan. Additionally, shares issued pursuant to stock awards under our 2014 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, will become available for future grant under our 2014 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2014 Plan. Our board of directors has delegated concurrent authority to administer our 2014 Plan to our compensation committee under the terms of the compensation committee’s charter. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards, and (ii) determine the number of shares of our common stock to be subject to such stock awards. Subject to the terms of our 2014 Plan, the board of directors has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2014 Plan.

The board of directors has the power to modify outstanding awards under our 2014 Plan. Subject to the terms of our 2014 Plan, the board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Section 162(m) Limits. At such time as necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards covering more than 2,000,000 shares of our common stock under our 2014 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than 2,000,000 shares of our common stock or a performance cash award having a maximum value in excess of $1,000,000 under our 2014 Plan. These limitations are designed to allow us to grant compensation that will not be subject to the $1,000,000 annual limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Performance Awards. Our 2014 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. Our compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period.

Our compensation committee may establish performance goals by selecting from one or more of the following performance criteria: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) earnings before interest, taxes, depreciation, amortization and legal settlements; (v) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (vi) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (vii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (viii) total stockholder return; (ix) return on equity or average stockholder’s equity; (x) return on assets, investment, or capital employed; (xi) stock price; (xii) margin (including gross margin); (xiii) income (before or after taxes); (xiv) operating income; (xv) operating income after taxes; (xvi) pre-tax profit; (xvii) operating cash flow; (xviii) sales or revenue targets; (xix) increases in revenue or product revenue; (xx) expenses and cost reduction goals; (xxi) improvement in or attainment of working capital levels; (xxii) economic value added (or an equivalent metric); (xxiii) market share; (xxiv) cash flow; (xxv) cash flow per share; (xxvi) share price performance; (xxvii) debt reduction; (xxviii) implementation or completion of projects or processes; (xxix) user satisfaction; (xxx) stockholders’ equity; (xxxi) capital expenditures; (xxxii) debt levels; (xxxiii) operating profit or net operating profit; (xxxiv) workforce diversity; (xxxv) growth of net income or operating income; (xxxvi) billings; (xxxvii) bookings; (xxxviii) the number of users, including but not limited to unique users; (xxxix) employee retention; and (xxxx) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

Our compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, our compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (a) to exclude restructuring and/or other nonrecurring charges; (b) to exclude exchange rate effects; (c) to exclude the effects of changes to generally accepted accounting principles; (d) to exclude the effects of any statutory adjustments to corporate tax rates; and (e) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles; (f) to exclude the dilutive effects of acquisitions or joint ventures; (g) to assume that any business divested achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (h) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (i) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (j) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (k) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (l) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2014 Plan; (2) the class and maximum number of shares by which the share reserve may increase automatically each year; (3) the class and maximum number of shares that may be issued upon the exercise of incentive stock options; (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2014 Plan pursuant to Section 162(m) of the Code); and (5) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. Our 2014 Plan provides that in the event of certain specified significant corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of 90% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, each outstanding award will be treated as the administrator determines. The administrator may (1) arrange for the assumption, continuation or substitution of a stock award by a successor corporation; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; (5) cancel or arrange for the cancellation of the stock award prior to the transaction in exchange for a cash payment, if any, determined by the board; or (6) make a payment, in the form determined by the board, equal to the excess, if any, of the value of the property the participant would have received upon exercise of the awards prior to the transaction over any exercise price payable by the participant in connection with the exercise. The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

In the event of a change in control, awards granted under our 2014 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement. Under the 2014 Plan, a change in control is defined to include (a) the acquisition of any person of more than 50% of the combined voting power of the company’s then outstanding stock; (b) a merger, consolidation or similar transaction in which the stockholders of the company immediately prior to the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (c) a sale, lease, exclusive license or other disposition of all or substantially all of the assets to an entity that did not previously hold more than 50% of the voting power over company stock or (d) individuals who constitute our incumbent board of directors ceasing to constitute at least a majority of our board of directors.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2014 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2014 Plan.

2014 Employee Stock Purchase Plan

Our board of directors has adopted our 2014 Employee Stock Purchase Plan, or ESPP on April 17, 2014, and our stockholders subsequently approved the ESPP on             , 2014. The ESPP will become effective immediately upon the execution and delivery of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The maximum aggregate number of shares of our common stock that may be issued under our ESPP is shares.

Authorized Shares. The maximum aggregate number of shares of our common stock that may be issued under our ESPP is 2,900,000 shares. Additionally, the number of shares of our common stock reserved for issuance under our ESPP will increase automatically each year, beginning on January 1, 2015 and continuing through and including January 1, 2024, by the lesser of (i) 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year; (ii) 3,000,000 shares of common stock; or (iii) such lesser number as determined by our board of directors. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our ESPP.

Administration. Our board of directors, or a duly authorized committee thereof, will administer our ESPP. Our board of directors has delegated concurrent authority to administer our ESPP to our compensation committee under the terms of the compensation committee’s charter. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase. For the initial offering, which we expect will commence upon the execution and delivery of the underwriting agreement relating to this offering, the fair market value on the first day of the initial offering will be the price at which shares are first sold to the public.

Limitations. Our employees, including executive officers, or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (ii) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our ESPP if such employee (i) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of our common stock, or (ii) holds rights to purchase stock under our ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of 90% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days s prior to such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendments, Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

2008 Stock Plan

Our board of directors adopted our 2008 Stock Plan in March 2008, and our stockholders approved our 2008 Plan in August 2008. As of March 31, 2014, we had reserved 32,043,622 shares of our common stock for issuance under our 2008 Stock Plan. As of March 31, 2014, options or rights to purchase 10,119,140 of these shares had been exercised (of which 810,104 shares have been repurchased and returned to the pool of shares reserved for issuance under the 2008 Stock Plan), options to purchase 22,400,289 of these shares remained outstanding and 334,297 of these shares remained available for future grant. The options outstanding as of March 31, 2014 had a weighted-average exercise price of $2.54 per share. Our 2008 Stock Plan allows for the grant of ISOs to our employees, and for the grant of NSOs and stock purchase rights to our employees and consultants.

Our 2008 Stock Plan will be terminated following the date our 2014 Plan becomes effective. However, any outstanding stock awards under our 2008 Stock Plan will continue to be governed by the terms of our 2008 Plan and applicable award agreements.

Our board of directors, or a committee thereof appointed by our board of directors, administers our 2008 Stock Plan and the stock awards granted under it. The plan administrator has the authority to modify outstanding stock awards under our 2008 Stock Plan.

In the event of certain specified corporate transactions, including: (1) a change in control, (2) a sale of all or substantially all of our assets, (3) a merger, consolidation or other reorganization or business combination with or into another corporation, entity or person, or (4) the direct or indirect acquisition by any person, or persons active as a group, of beneficial ownership or right to acquire beneficial ownership, of shares representing a majority of the voting power of our outstanding stock, our board of directors may in its discretion (1) provide for the assumption or substitution of, or adjustment to, each outstanding option and purchase right by a successor corporation, (2) accelerate the vesting and termination of outstanding options and purchase rights, and provide for their termination prior to the transaction and/or (3) provide for the termination of options and purchase rights on such terms and conditions as it deems appropriate, including providing for the cancellation of options and purchase rights for a cash payment to the participant. The plan administrator need not provide for identical treatment of each outstanding award. Under our 2008 Plan, a change of control is defined to include: (1) a sale of all or substantially all of our assets, or (2) any merger, consolidation or other business combination transaction with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of our voting stock outstanding immediately prior to such transaction continue to hold a majority of the total voting power represented by the shares of our voting stock outstanding immediately after such transaction, (3) the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of our stock, or (4) individuals who constitute our incumbent board of directors cease to constitute a majority of our board of directors.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. Currently, we do not make matching contributions or discretionary contributions to the 401(k) plan. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limitations on Liability and Indemnification Matters

Upon the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we shall advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering (subject to potential extension or early termination), the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2011 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements which are described under “Management — Executive Compensation” and “Management — Non-Employee Director Compensation.”

Sales of Preferred Stock

In May and June 2011, we sold an aggregate of 6,550,505 shares of our Series D preferred stock at a purchase price of $3.05 per share for an aggregate purchase price of approximately $20.0 million. In May and October 2012, we sold an aggregate of 6,429,159 shares of our Series E preferred stock at a purchase price of $7.11 per share for an aggregate purchase price of approximately $45.7 million. From August 2013 through January 2014, we sold an aggregate of 8,414,491 shares of our Series F preferred stock at a purchase price of $7.11 per share for an aggregate purchase price of approximately $59.8 million. The following table summarizes purchases of shares of our preferred stock by our executive officers and holders of more than 5% of our capital stock since January 1, 2011:

Stockholder	Series D (shares)	Series E (shares)	Series F (shares)	Total Purchase Price
Sequoia Capital and affiliates(1)	1,725,505	281,265	281,262	$9,268,295
Storm Ventures and affiliates(2)	1,918,939	1,556,033	281,264	$18,923,446
Norwest Venture Partners and affiliates(3)	1,809,837	1,748,828	421,897	$20,961,255
Foundation Capital and affiliates(4)	852,368	140,633	281,265	$5,602,457

(1)	Sequoia Capital and its affiliates are holders of more than 5% of our capital stock. Aaref Hilaly, a member of our board of directors, is affiliated with Sequoia Capital.
(2)	Storm Ventures and its affiliates are holders of more than 5% of our capital stock. Tae Hea Nahm, a member of our board of directors, is affiliated with Storm Ventures.
(3)	Norwest Venture Partners and its affiliates are holders of more than 5% of our capital stock. Matthew Howard, a member of our board of directors, is affiliated with Norwest Venture Partners.
(4)	Foundation Capital and its affiliates are holders of more than 5% of our capital stock.

Recent Acquisition

In April 2014, we completed the acquisition of certain assets of Averail Corporation, a privately-held company, for 407,053 shares of our common stock and the assumption of certain liabilities. In connection with this acquisition, 144,527 of these shares were distributed to entities affiliated with Storm Ventures, and 144,527 of these shares were issued to entities affiliated with Foundation Capital, subject to certain holdback provisions. The Storm Ventures entities and the Foundation Capital entities each collectively hold more than 5% of our capital stock. In addition, Tae Hea Nahm, an affiliate of Storm Ventures, serves on our board of directors and was a director of Averail prior to its acquisition. The aggregate purchase price of the transaction was approximately $2.3 million, and the aggregate value of the securities issued to each of the Storm Ventures entities and the Foundation Capital entities was approximately $740,000, based on a valuation of our common stock performed by us and a third-party valuation firm.

Registration Rights Agreement

On August 29, 2013, we entered into an Amended and Restated Investors’ Rights Agreement, or the IRA, with the holders of our outstanding preferred stock and certain holders of our outstanding common stock, including entities affiliated with Sequoia Capital, Storm Ventures, Norwest Venture Partners and Foundation Capital. For a more detailed description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

Our amended and restated certificate of incorporation, which will be effective upon the completion of this offering, will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and our executive officers. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policy on Future Related Party Transactions

All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by the audit committee, or a similar committee consisting of entirely independent directors, according to the terms of our Code of Business Conduct and Ethics.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2014, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares of common stock issuable under options that are exercisable within 60 days after March 31, 2014 are deemed beneficially owned and such shares are used in computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and dispositive power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws. Unless otherwise indicated below, the address of each beneficial owner listed in the table below is c/o Mobile Iron, Inc., 415 East Middlefield Road, Suite 100, Mountain View, California 94043.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
Named Executive Officers and Directors:
Robert Tinker(1)	4,518,349	5.0%
Todd Ford(2)	1,097,020	1.2
John Donnelly(3)	1,398,066	1.6
Gaurav Garg(4)	1,078,058	1.2
Aaref Hilaly(5)	—	—
Matthew Howard(6)	17,251,217	19.4
Frank Marshall(7)	1,047,082	1.2
Tae Hea Nahm(8)	17,826,892	20.0
James Tolonen(9)	5,000	*
Directors and officers as a group (total of 12 persons)(10)	46,362,424	49.0
Greater than 5% Stockholders:
Entities affiliated with Storm Ventures(11)	17,826,892	20.0
Norwest Venture Partners X, LP(12)	17,251,217	19.4
Entities affiliated with Sequoia Capital(13)	14,940,320	16.8
Entities affiliated with Foundation Capital(14)	7,524,266	8.5

*	Represents beneficial ownership of less than 1% of the outstanding common stock.
(1)	Consists of (i) 2,207,980 shares held by The Robert B. Tinker Trust under agreement dated July 30, 2012, of which Mr. Tinker is the trustee and (ii) 2,310,369 shares issuable pursuant to stock options exercisable within 60 days after March 31, 2014, 910,408 of which would be subject to repurchase if employment is terminated prior to vesting.
(2)	Consists of 10,000 shares of common stock held by each of The Jordan Ford 2006 Irrevocable Trust, The Sawyer Ford 2006 Irrevocable Trust and The Taylor Ford 2006 Irrevocable Trust, of which Mr. Ford is a Trustee and 1,067,020 shares of common stock issuable pursuant to stock options exercisable within 60 days after March 31, 2014, all of which would be subject to repurchase if employment is terminated prior to vesting.

(3)	Consists of 205,641 shares held and 1,192,425 shares issuable pursuant to stock options exercisable within 60 days after March 31, 2014, 503,972 of which would be subject to repurchase if employment is terminated prior to vesting.
(4)	Consists of (i) 425,823 shares held by Gaurav Garg and Komal Shah Trust U/T/A Dated April 27, 2000, of which Mr. Garg is a Co-Trustee, (ii) 16,376 shares held by The 2010 Garg/Shah GRAT Number Eleven U/T/A 06/04/10 of which Mr. Garg is a Co-Trustee, (iii) 16,376 shares held by The 2010 Garg/Shah GRAT Number Twelve U/T/A 06/04/10, of which Mr. Garg is a Co-Trustee, (iv) 591,356 shares held by Hilltop Family Partners LP, of which Mr. Garg and his spouse are General Partners, and (v) 28,127 shares held by Alameda Alpha LLC of which Mr. Garg and J. Peter Wagner are managing members.
(5)	Excludes shares listed in footnote (13) below, which are held by the Sequoia Capital entities. Mr. Hilaly, one of our directors, is a non-managing member of SC XII Management, LLC, and does not share voting or dispositive power with respect to the shares held by the Sequoia Capital entities.
(6)	Consists of shares listed in footnote (12) below, which are held by Norwest Venture Partners X, LP. Mr. Howard, one of our directors, is a member of Genesis VC Partners X, LLC and shares voting and dispositive power with respect to the shares held by Norwest Venture Partners X, LP.
(7)	Consists of 1,018,955 shares held by Big Basin Partners, LP and 28,127 shares held by Timark, L.P. Mr. Marshall is the General Partner of Big Basin Partners, L.P. and Timark, L.P. and may be deemed to share voting and dispositive power with respect to these shares.
(8)	Consists of shares listed in footnote (11) below, which are held by the Storm Ventures entities. Mr. Nahm, one of our directors, is a managing member of Storm Venture Associates III, L.L.C. and shares voting and dispositive power with respect to the shares held by the Storm Ventures entities.
(9)	Represents shares of common stock issuable pursuant to options exercisable within 60 days of March 31, 2014, all of which would be subject to repurchase if employment is terminated prior to vesting.
(10)	Includes 5,593,814 shares subject to options exercisable within 60 days after March 31, 2014, 3,266,320 of which would be subject to repurchase if employment is terminated prior to vesting.
(11)	Consists of (i) 14,742,891 shares held by Storm Ventures Fund III, L.P. (“SVF III”), (ii) 1,078,194 shares held by Storm MI Investments, L.P. (“SMI”), (iii) 806,409 shares held by Storm Ventures Affiliates Fund III, L.P. (“SVAF III”), (iv) 742,679 shares held by Storm Ventures Fund IV, L.P. (“SVF IV”) and (v) 456,719 shares held by Storm Ventures Principals Fund III LLC (SVPF III”). Storm Venture Associates III, L.L.C. (SVA III LLC) is the general partner of SVF III, SMI and SVAF III and the managing member of SVPF III. Ryan Floyd, M. Alex Mendez, Tae Hea Nahm and Sanjay Subhedar as the managing members of SVA III LLC share voting and investment power with respect to the shares held by SVF III, SMI, SVAF III and SVPF III. Storm Venture Associates IV, L.L.C. (SVA IV LLC) is the general partner of SVF IV. Ryan Floyd, M. Alex Mendez, Tae Hea Nahm and Sanjay Subhedar as the managing members of SVA IV LLC share voting and investment power with respect to the shares held by SVF IV. The address of each of the entities identified in this footnote is 2440 Sand Hill Road, Menlo Park, CA 94025.
(12)	Consists of 17,251,217 shares held by Norwest Venture Partners X, LP (“NVP X”). NVP Associates, LLC (“NVP”) is the managing member of Genesis VC Partners X, LLC (“Genesis X”) the general partner of NVP X. Promod Haque, Matthew Howard and Jeffrey Crowe, as co-Chief Executive Officers of NVP and members of Genesis X, may be deemed to share voting and dispositive power with respect to the shares held by NVP X. The address for the Norwest Venture Partners entities is 525 University Avenue, Suite 800, Palo Alto, California 94301.
(13)	Consists of (i) 12,084,137 shares owned by Sequoia Capital XII (“SC XII”), (ii) 1,291,519 shares held by Sequoia Capital XII Principals Fund (“SC XII PF”), (iii) 1,065,547 shares held by Sequoia Capital U.S. Growth Fund IV, L.P. (“SC US GF IV”), (iv) 452,171 shares held by Sequoia Technology Partners XII (“STP XII”) and (v) 46,946 shares held by Sequoia Capital USGF Principals Fund IV, L.P. (“SC USGF PF IV”). SCGF GenPar, Ltd. is the sole general partner of SCGF IV Management, L.P., which is the sole general partner of Sequoia Capital U.S. Growth Fund IV, LP, and Sequoia Capital USGF Principals Fund IV, lP (collectively, the “Sequoia Capital GFIV Funds”). As a result, SCGF GenPar, Ltd. may be deemed to share voting and dispositive power with respect to the shares held by Sequoia Capital GFIV Funds. The managing members of SCGF GenPar, Ltd. are Roelof Botha, Scott Carter, Michael Goguen, James Goetz, Douglas Leone and Michael Moritz. As a result, and by virtue of the relationships described in this footnote, each of the managing members of SCGF GenPar, Ltd. may be deemed to share beneficial ownership of the shares held by the Sequoia Capital GFIV Funds. SC XII Management, LLC is the general partner of Sequoia Capital XII, LP and Sequoia Technology Partners XII, LP, and is the managing member of Sequoia Capital XII Principals Fund, LLC (collectively, the Sequoia Capital XII Funds”). The managing members of SC XII Management, LLC are Roelof Botha, James J. Goetz, Michael Goguen, Douglas Leone and Michael Moritz. As a result, and by virtue of the relationships described in this footnote, each of the managing members of SC XII Management, LLC may be deemed to share beneficial ownership of the shares held by the Sequoia Capital XII Funds. The address of each of the entities identified in this footnote is 3000 Sand Hill Road, Suite 4-250, Menlo Park, CA 94025.
(14)	Consists of (i) 7,441,122 shares held by Foundation Capital VI, LP and (ii) 83,144 shares held by Foundation Capital VI Principals Fund, LLC. Foundation Capital Management Co. VI, LLC (“FC6M”) serves as the sole Manager of Foundation Capital VI, L.P. (“FC6”) and Foundation Capital VI Principals Fund, LLC (“FC6P”). William Elmore, Paul Koontz, Mike Schuh, Paul Holland, Richard Redelfs, Charles Moldow, Steve Vassallo, and Warren Weiss are Managing Members of FC6M. FC6M exercises sole voting and investment power over the shares owned by FC6 and FC6P. As Managing Members of FC6M, Messrs. Elmore, Koontz, Schuh, Holland, Redelfs, Moldow, Vassallo and Weiss may be deemed to share voting and investment power over the shares owned by FC6 and FC6P. The address for each of the entities identified in this footnote is 250 Middlefield Road, Menlo Park, CA 94025.

DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part, and by the applicable provisions of Delaware law.

General

Immediately prior to the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to              shares of common stock, $0.0001 par value per              share, and shares of preferred stock, $0.0001 par value per share. The following information reflects the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon the completion of this offering.

As of March 31, 2014, there were outstanding:

•	19,447,312 shares of common stock held by 321 stockholders, including 2,969,987 shares issued pursuant to early exercise of stock options or restricted stock grants that are subject to repurchase; and

•	22,400,289 shares of common stock issuable upon exercise of outstanding options.

Our shares of common stock are not redeemable and, following the completion of this offering, will not have preemptive rights.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

As of March 31, 2014, there were 69,505,829 shares of our preferred stock outstanding, which will be converted into 69,505,829 shares of common stock immediately prior to the completion of this offering.

Upon the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of March 31, 2014, under our 2008 Stock Plan, options to purchase an aggregate of 22,400,289 shares of common stock (excluding 535,613 shares issued pursuant to early exercise of options that are subject to repurchase by us) were outstanding and 334,297 additional shares of common stock were available for future grant. For additional information regarding the terms of these plans, see “Management—Employee Benefit Plans.”

Registration Rights

After our initial public offering, certain holders of shares of our common stock, including those shares of our common stock that were issued upon conversion of our preferred stock, will be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the IRA and are described in additional detail below. We, along with entities affiliated with Sequoia Capital, Norwest Venture Partners, Foundation Capital and Storm Ventures, as well as certain other parties, are parties to the IRA. We entered into the IRA in connection with the issuance of our Series F preferred stock in 2013.

The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire three years after the effective date of the registration statement, of which this prospectus forms a part, or, with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three month period.

Demand Registration Rights

Under our IRA, upon the written request of the holders of at least a majority of our registrable securities then outstanding that we file a registration statement under the Securities Act covering registrable securities with an aggregate offering price of at least $10 million, we are obligated to use commercially reasonable efforts to register the sale of all registrable securities that the holders may request in writing to be registered. We are required to effect no more than two registration statements that are declared or ordered effective. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us.

Piggyback Registration Rights

If we register any of our securities for public sale, either for our own account or for the account of other security holders, we will also have to register all registrable securities that the holders of such securities request in writing be registered. This piggyback registration right does not apply to a registration relating to any of our stock plans, stock purchase or similar plan, a transaction under Rule 145 of the Securities Act or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities which are also being registered. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders.

Form S-3 Registration Rights

The holders of our registrable securities can also request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is in excess of $1.0 million (net of underwriting discounts and commissions, if any). We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering, or our restated certificate, will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our restated certificate and our amended and restated bylaws to be effective upon the completion of this offering, or our restated bylaws, will also provide that directors may be removed by the stockholders only for cause upon the vote of a majority of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our restated bylaws will also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our amended and restated bylaws will also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder’s notice.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Listing

We have applied to list our common stock on the NASDAQ Global Select Market under the trading symbol “MOBL.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of shares of our common stock in the public market after this offering, and the availability of shares for future sale, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nonetheless, sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

Based on the number of shares outstanding on March 31, 2014, upon completion of this offering,              shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining 88,953,141 shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 promulgated under the Securities Act.

Additionally, of the options to purchase 22,400,289 shares of our common stock outstanding as of March 31, 2014, options exercisable for approximately              shares of common stock will be vested and eligible for sale 180 days after the date of this prospectus, which period is subject to potential extension under specified circumstances.

Under the lock-up and market stand-off agreements described below and the provisions of Rules 144 and 701 under the Securities Act, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional shares of common stock, these restricted securities will be available for sale in the public market as follows:

•	no shares of common stock will be eligible for immediate sale on the date of this prospectus; and

•	88,953,141 shares of our common stock will be eligible for sale upon the expiration of the lock-up and market stand-off agreements 180 days after the date of this prospectus, provided that shares held by our affiliates will remain subject to volume, manner of sale, and other resale limitations set forth in Rule 144, as described below.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the completion of this offering based on the number of common shares outstanding as of January 31, 2014; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriters” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2008 Stock Plan, 2014 Plan and ESPP. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

We and all of our directors and officers, as well as the other holders of substantially all shares of our common stock outstanding immediately prior to the completion of this offering, have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, dispose of any of our common stock or securities convertible into our common stock, except with the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. in their sole discretion. See “Underwriters” for a more complete description of the lock-up agreements with the underwriters.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the IRA and our standard form of option agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the completion of this offering, the holders of 69,505,829 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income and estate taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons subject to the alternative minimum tax or Medicare contribution tax, partnerships and other pass-through entities, and investors in such pass-through entities. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income and estate tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences or any tax consequences under any applicable tax treaty.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation), nor an entity that is treated as a disregarded entity for U.S. federal income tax purposes (regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury

Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce your adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. In general, we would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our business assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. Backup withholding is currently imposed at a rate of 28%. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Any amounts of tax withheld under the backup withholding rules may be credits against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply on dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules ) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply on dividends and the gross proceeds of a disposition of our common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Holders are encouraged to consult with their own tax advisors regarding the possible implications of the legislation on these rules for their investment in our common stock.

Under current IRS guidance the withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2017.

Federal Estate Tax

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S.

federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise, even though such individual was not a citizen or resident of the United States at the time of his or her death.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
Barclays Capital Inc.
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated
Nomura Securities International, Inc.

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $             which includes legal, accounting and printing costs; an amount not to exceed $             that we have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with this offering; and various other fees associated with the registration and listing of our common stock.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the NASDAQ Global Select Market under the trading symbol “MOBL.”

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	transfers by any person other than us of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as (i) a bona fide gift or for bona fide estate planning purposes, (ii) upon death or by will, testamentary document or intestate succession, (iii) to an immediate family member of the undersigned or to any trust for the direct or indirect benefit of the undersigned or the immediate family of such person (for purposes of this paragraph, “immediate family” shall mean any relationship by blood, current or former marriage or adoption, not more remote than first cousin), (iv) not involving a change in beneficial ownership, or (v) if such person is a trust, to any beneficiary of such person or the estate of any such beneficiary;

•	distributions by any person other than us of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act of 1933, as amended), current partners (general or limited), members or managers of the such person, as applicable, or to the estates of any such partners, members or managers;

•	(i) the receipt by any person from us of shares of common stock upon the exercise of options, insofar as such option is outstanding as of the date of this prospectus, or (ii) the transfer by any person of shares of common stock or any securities convertible into common stock to us upon a vesting event of our securities or upon the exercise of options or warrants to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such options or warrants so long as such cashless exercise or “net exercise” is effected solely by the surrender of outstanding options to us and our cancellation of all or a portion thereof to pay the exercise price, but for the avoidance of doubt, excluding all methods of exercise that would involve a sale of any shares of common stock relating to options, whether to cover the applicable exercise price or otherwise, provided that in the case of either (i) or (ii), no filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure of such transfer by or on behalf of the undersigned shall be required or shall be voluntarily made within 30 days after the date of this prospectus, and after such 30th day, any filing under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described in (i) or (ii), as the case may be, (B) no shares were sold by the reporting person and (C) in the case of (i), the shares received upon exercise of the option are subject to a lock-up agreement with the underwriters;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of any such person or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•	the transfer of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order;

•	any transfer of common stock to us pursuant to arrangements under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares;

•	sales of common stock to the underwriters; and

•	the transfer by any person other than us of shares of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the board of directors, made to all holders of common stock involving a change of control (for purposes of this paragraph, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter pursuant to this offering), of our voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of the outstanding voting securities of our company (or the surviving entity)), provided, that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by such person shall remain subject to the restrictions contained in the applicable lock-up agreement;

provided that in the case of any transfer or distribution pursuant to the second, third, sixth and ninth bullets above, each transferee, donee or distributee shall sign and deliver a lock up agreement containing the restrictions set forth above; provided further that in the case of any transfer or distribution pursuant to second or third bullets above, (i) such transfer shall not involve a disposition of value and (ii) no filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure of such transfer by or on behalf of such person, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period; and provided further that in the case of any transfer pursuant to the seventh or eighth clauses above, any filings under Section 16(a) of the Exchange Act shall state that the transfer is by operation of law, court order, in connection with a divorce settlement, or a repurchase by the Company, as the case may be.

Morgan Stanley & Co. LLC and Goldman, Sachs & Co., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

In the ordinary course of business, we sold, and may in the future sell, solutions to one or more of the underwriters or their respective affiliates in arms-length transactions on market competitive terms.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative. Among the factors to be considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Cooley LLP, Palo Alto, California. Fenwick & West LLP, Mountain View, California, is acting as counsel to the underwriters in connection with certain legal matters relating to the shares of common stock being offered by this prospectus.

EXPERTS

The consolidated financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

Upon completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the SEC at its public reference facilities located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains periodic reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We intend to furnish our stockholders with annual reports containing audited financial statements and to file with the SEC quarterly reports containing unaudited interim financial data for the first three quarters of each fiscal year. We also maintain a website on the Internet at www.mobileiron.com. The reference to our web address does not constitute incorporation by reference of the information contained at or accessible through such site.

MOBILE IRON, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Mobile Iron, Inc.

Mountain View, California

We have audited the accompanying consolidated balance sheets of Mobile Iron, Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mobile Iron, Inc. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Jose, California

March 10, 2014

MOBILE IRON, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except share data)

	As of December 31,		As of March 31, 2014	Pro Forma Stockholders Equity as of March 31, 2014
	2012	2013
			(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$38,692	$73,573	$64,444	$
Accounts receivable—net of $559, $492 and $492 allowance for doubtful accounts at December 31, 2012 and 2013 and March 31, 2014, respectively	18,063	24,125	22,074
Prepaid expenses and other current assets	1,440	3,712	6,769

Total current assets	58,195	101,410	93,287
PROPERTY AND EQUIPMENT—Net	2,415	3,095	3,086
INTANGIBLE ASSETS—Net	5,721	1,311	1,191
GOODWILL	4,799	4,799	4,799
OTHER ASSETS	324	644	628

TOTAL ASSETS	$71,454	$111,259	$102,991

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

CURRENT LIABILITIES:
Accounts payable	$689	$836	$1,056
Accrued expenses	10,034	14,798	13,463
Short-term borrowings	—	4,300	3,300
Deferred revenue—current	34,340	32,422	34,623

Total current liabilities	45,063	52,356	52,442
DEFERRED REVENUE—noncurrent	11,160	8,329	8,213
OTHER LONG-TERM LIABILITIES	100	140	133

Total liabilities	56,323	60,825	60,788

COMMITMENTS AND CONTINGENCIES (Note 11)

CONVERTIBLE PREFERRED STOCK:
Convertible preferred stock, $0.0001 par value—61,162,179, 69,505,831 and 69,505,831 shares authorized at December 31, 2012 and 2013 and March 31, 2014; 61,091,338, 69,224,565 and 69,505,829 shares issued and outstanding at December 31, 2012 and 2013 and March 31, 2014 (liquidation preference of $102,995, $160,828 and $162,828 at December 31, 2012 and 2013 and March 31, 2014); no shares authorized and no shares issued and outstanding, pro forma	102,552	160,259	162,253		—

STOCKHOLDERS’ (DEFICIT) EQUITY:
Common stock, $0.0001 par value—100,000,000, 111,390,000 and 115,000,000 shares authorized at December 31, 2012 and 2013 and March 31, 2014; 12,514,787, 15,411,785 and 16,477,325 shares issued and outstanding at December 31, 2012 and 2013 and March 31, 2014, actual; 88,953,141 shares issued and outstanding, pro forma (unaudited)	1	2	2		9
Additional paid-in capital	8,915	19,007	22,744		184,990
Accumulated deficit	(96,337)	(128,834)	(142,796)		(142,796)

Total stockholders’ (deficit) equity	(87,421)	(109,825)	(120,050)		$42,203

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$71,454	$111,259	$102,991

See notes to consolidated financial statements.

MOBILE IRON, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
Revenue:
Perpetual license	$10,130	$26,251	$69,810	$19,194	$14,675
Subscription	1,106	5,617	15,085	2,737	5,966
Software support and services	2,620	9,022	20,679	3,890	7,572

Total revenue	13,856	40,890	105,574	25,821	28,213
Cost of revenue:
Perpetual license	1,111	1,930	3,327	765	1,111
Subscription	871	2,998	3,684	861	1,240
Software support and services	3,216	6,742	9,489	2,089	2,886

Total cost of revenue	5,198	11,670	16,500	3,715	5,237

Gross profit	8,658	29,220	89,074	22,106	22,976

Operating expenses:
Research and development	8,052	23,773	36,400	8,850	10,299
Sales and marketing	23,092	45,979	68,309	13,760	21,764
General and administrative	3,054	7,223	12,081	2,450	4,608
Amortization of intangible assets	—	52	208	52	52
Impairment of in-process research and development	—	—	3,925	—	—

Total operating expenses	34,198	77,027	120,923	25,112	36,723

Operating loss	(25,540)	(47,807)	(31,849)	(3,006)	(13,747)
Other expense—net	131	137	396	85	97

Loss before income taxes	(25,671)	(47,944)	(32,245)	(3,091)	(13,844)
Income tax expense (benefit)	46	(1,433)	252	51	118

Net loss	$(25,717)	$(46,511)	$(32,497)	$(3,142)	$(13,962)

Net loss per share, basic and diluted	$(3.27)	$(4.32)	$(2.33)	$(0.24)	$(0.88)

Weighted average shares used to compute net loss per share, basic and diluted	7,874	10,774	13,934	12,876	15,868

Pro forma net loss per share, basic and diluted (unaudited)			$(0.42)		$(0.16)

Pro forma weighted average shares used to compute net loss per share, basic and diluted (unaudited)			77,298		85,337

See notes to consolidated financial statements.

MOBILE IRON, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(Amounts in thousands except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit

	Shares	Amount	Shares	Amount
BALANCE—December 31, 2010	48,111,674	$37,011	6,355,599	$1	$414	$(24,109)	$(23,694)
Issuance of common stock for stock option exercises			182,418		80		80
Vesting of early exercised stock options			2,875,774		431		431
Issuance of Series D preferred stock at $3.0532 per share in May and June—net of issuance costs of $55	6,550,505	19,945
Stock-based compensation					753		753
Net loss						(25,717)	(25,717)

BALANCE—December 31, 2011	54,662,179	56,956	9,413,791	1	1,678	(49,826)	(48,147)
Issuance of common stock for stock option exercises			658,782		179		179
Vesting of early exercised stock options and restricted stock			1,729,128		918		918
Issuance of Series E preferred stock at $7.11074 per share in May, June and October—net of issuance costs of $120	5,962,814	42,280
Acquisition of Push Computing, Inc.	466,345	3,316	667,099		1,761		1,761
Acquisition of intellectual property			45,987		95		95
Stock-based compensation					4,284		4,284
Net loss						(46,511)	(46,511)

BALANCE—December 31, 2012	61,091,338	102,552	12,514,787	1	8,915	(96,337)	(87,421)
Issuance of common stock for stock option exercises			796,796		679		679
Vesting of early exercised stock options and restricted stock			2,100,202	1	946		947
Issuance of Series F preferred stock at $7.11074 per share in August, September and December—net of issuance costs of $127	8,133,227	57,707
Stock-based compensation					8,467		8,467
Net loss						(32,497)	(32,497)

BALANCE—December 31, 2013	69,224,565	$160,259	15,411,785	$2	$19,007	$(128,834)	$(109,825)
Issuance of common stock for stock option exercises (unaudited)			682,967		1,192		1,192
Vesting of early exercised stock options and restricted stock (unaudited)			382,573		119		119
Issuance of Series F preferred stock at $7.11074 per share in January—net of issuance costs of $6 (unaudited)	281,264	1,994
Stock-based compensation (unaudited)					2,426		2,426
Net loss (unaudited)						(13,962)	(13,962)

BALANCE—March 31, 2014 (unaudited)	69,505,829	$162,253	16,477,325	$2	$22,744	$(142,796)	$(120,050)

See notes to consolidated financial statements.

MOBILE IRON, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(25,717)	$(46,511)	$(32,497)	$(3,142)	$(13,962)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	753	4,284	8,467	2,299	2,426
Depreciation	297	995	1,563	333	484
Amortization of intangible assets	—	75	485	121	121
Provision for doubtful accounts	164	287	(67)	—	—
Impairment of in-process research and development	—	—	3,925	—	—
Loss on disposal of equipment	—	—	—	—	21
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(5,574)	(10,822)	(5,996)	2,443	2,052
Other current and noncurrent assets	(894)	(969)	(2,713)	(1,223)	(2,464)
Accounts payable	627	(365)	147	617	221
Accrued expenses and other long-term liabilities	2,928	2,392	5,884	(3,238)	(1,321)
Deferred revenue	13,541	27,153	(4,748)	(1,418)	2,085

Net cash used in operating activities	(13,875)	(23,481)	(25,550)	(3,208)	(10,337)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,625)	(1,939)	(2,244)	(496)	(496)
Purchase of Push Computing, Inc.—net of cash acquired	—	(3,051)	(333)	—	—
Purchase of intellectual property	—	(396)	(30)	—	—

Net cash used in investing activities	(1,625)	(5,386)	(2,607)	(496)	(496)

CASH FLOWS FROM FINANCING ACTIVITIES:
Amount drawn from revolving line of credit	—	—	4,300	—	3,300
Repayments of revolving line of credit	—	—	—	—	(4,300)
Proceeds from the issuance of convertible preferred stock—net of cash issuance costs of $55, $120, $127, $0 and $6 in 2011, 2012, 2013 and the three months ended March 31, 2013 and 2014, respectively	19,945	42,280	57,707	—	1,994
Proceeds from exercise of stock options	980	1,521	1,031	190	1,289
Payments for deferred offering costs	—	—	—	—	(579)

Net cash provided by financing activities	20,925	43,801	63,038	190	1,704

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,425	14,934	34,881	(3,514)	(9,129)
CASH AND CASH EQUIVALENTS—Beginning of period	18,333	23,758	38,692	38,692	73,573

CASH AND CASH EQUIVALENTS—End of period	$23,758	$38,692	$73,573	$35,178	$64,444

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid for income tax	$21	$109	$168	$51	$91

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING ACTIVITIES TO ACQUIRE PUSH COMPUTING, INC. AND INTELLECTUAL PROPERTY IN 2012:
Fair value of assets acquired		$11,428
Deferred tax liabilities assumed		(1,642)
Issuance of Series E preferred stock and common stock		(5,172)
Consideration payable		(363)
Less cash acquired		(804)

Net cash paid		$3,447

SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITIES:
Deferred offering costs recorded in accrued liabilities					$974

See notes to consolidated financial statements.

MOBILE IRON, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Mobile Iron, Inc., the Company, provides a purpose-built mobile IT platform that enables enterprises to manage and secure mobile applications, content and devices while providing their employees with device choice, privacy and a native user experience. The Company was incorporated in Delaware in July 2007. The Company is headquartered in Mountain View, California, with additional sales and support presence in North America, Europe, the Middle East, Asia and Australia.

Unaudited Pro Forma Stockholders’ Equity—The March 31, 2014 unaudited pro forma stockholders’ equity has been prepared assuming the automatic conversion of all outstanding shares of preferred stock into 69,505,829 shares of common stock immediately upon completion of the Company’s initial public offering. The unaudited pro forma stockholders’ equity does not assume any proceeds from the proposed initial public offering.

Principles of Consolidation—The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and includes the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Unaudited Interim Financial Information—The accompanying interim consolidated balance sheet as of March 31, 2014, the related interim consolidated statements of operations and cash flows for the three month periods ended March 31, 2013 and 2014, the statement of stockholders’ deficit for the three month period ended March 31, 2014 and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) applicable to interim financial statements. The interim financial statements are presented in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our financial position as of March 31, 2014 and our consolidated results of operations and cash flows for the three months ended March 31, 2013 and 2014. The results for the three months ended March 31, 2014 are not necessarily indicative of the results expected for the full fiscal year.

Foreign Currency Translation—The reporting currency of the Company is the U.S. dollar. The functional currency of all of the Company’s international operations is the U.S. dollar. All monetary asset and liability accounts are translated into U.S. dollars at the period-end rate, nonmonetary assets and liabilities are translated at historical exchange rates, and revenues and expenses are translated at the weighted-average exchange rates in effect during the period. Translation adjustments arising are recorded as foreign currency gains (losses) in the consolidated statements of operations. The Company recognized a foreign currency loss of approximately $127,000, $146,000 and $399,000 for the years ended December 31, 2011, 2012 and 2013 and $86,000 and $76,000 for the three months ended March 31, 2013 and 2014, respectively, in other expense—net.

Use of Estimates—The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates include, but are not limited to, revenue recognition, stock-based compensation, goodwill, intangible assets and accounting for income taxes. Actual results could differ from those estimates.

Revenue Recognition—The Company derives revenue principally from software-related arrangements consisting of perpetual software licenses, post-contract customer support for such licenses (PCS or software support) including when and if available updates, and professional services such as consulting and training services. The Company also offers its software as term-based licenses and cloud-based arrangements. In addition, the Company installs its software on servers that it ships to customers.

The Company begins to recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the sales price is fixed and determinable, and (iv) collection of the related receivable is probable. If collection is not considered probable, revenue is recognized only upon collection.

Signed agreements, including by electronic acceptance, are used as evidence of an arrangement. Delivery is considered to occur when the Company provides the customer a license key to download the software. Delivery of hardware appliances (appliance) is considered to occur when title and risk of loss has transferred to the customer, which typically occurs when appliances are delivered to a common carrier. Delivery of services occur when performed.

Prior to January 1, 2013, the Company had not established vendor specific objective evidence, VSOE, of fair value for any of the elements in its multiple-element arrangements. As of January 1, 2013, the Company determined that it had sufficient history to establish VSOE of fair value for PCS and professional services. Prior to January 1, 2013, the Company did not have VSOE of fair value for its software-related undelivered elements due to limited history of stand-alone sales transactions and inconsistency in pricing. The Company established VSOE of fair value when the Company had a substantial majority of stand-alone sales transactions of software support and services pricing within a narrow pricing band. In the Company’s VSOE analysis, the Company generally includes stand-alone sales transactions completed during a rolling 12 month period unless a shorter period is appropriate due to changes in the Company’s pricing structure.

The Company typically enters into multiple-element arrangements with its customers in which a customer may purchase a combination of software on a perpetual or subscription license, PCS, and professional services. The professional services are not considered essential to the functionality of the software. All of these elements are considered separate units of accounting. The Company’s standard agreements do not include rights for customers to cancel or terminate arrangements or to return software to obtain refunds.

The Company uses the residual method to recognize revenue when a perpetual license arrangement includes one or more elements to be delivered at a future date provided the following criteria are met: (i) VSOE of fair value does not exist for one or more of the delivered items but exists for all undelivered elements, (ii) all other applicable revenue recognition criteria are met and (iii) the fair value of all of the undelivered elements is less than the arrangement fee. VSOE of fair value is based on the normal pricing practices for those products and services when sold separately by the Company and contractual customer renewal rates for post-contract customer support services. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of the fair value of one or more undelivered elements does not exist, the revenue is deferred and recognized when delivery of those elements occurs, when fair value can be established, or ratably over the PCS period if the only undelivered element is PCS.

Revenue from subscriptions to the Company’s on-premise term licenses, arrangements where perpetual and subscriptions to the Company’s on-premise term licenses are sold together, and subscriptions to the Company’s cloud service are recognized ratably over the contractual term for all periods presented and are included as a component of subscription revenue within the consolidated statement of operations.

Occasionally, the Company enters into multiple-element arrangements with its customers in which a customer may purchase a combination of software on a perpetual or term basis, PCS, professional services, and an appliance. The Company generally provides the appliances and software upon the commencement of the arrangement and provides software-related elements throughout the support period. The Company accounts for appliance-bundled arrangements under the revised accounting standard related to multiple-element arrangements, Accounting Standard

Update, or ASU, No. 2009-13, Multiple Element Arrangements, and determines the revenue to be recognized based on the standard’s fair value hierarchy and then determines the value of each element in the arrangement based on the relative selling price of the arrangement. Amounts related to appliances are generally recognized upon delivery with the remaining consideration allocated to software and software-related elements, which are recognized as described elsewhere in this policy. Appliance revenue was less than 10% of total revenue for all periods presented and is included as a component of perpetual license revenue within the consolidated statement of operations.

Sales made through resellers are recognized as revenue upon sell-through to end customers.

Shipping charges and sales tax billed to partners are excluded from revenue.

Revenue from PCS is recognized ratably over the support term and is included as a component of software support and service revenue within the consolidated statement of operations.

Revenue related to professional services is recognized upon delivery and is included as a component of software support and services revenue within the consolidated statement of operations.

Prior to establishing VSOE of fair value for PCS and professional services on January 1, 2013, the Company recognized revenue for multiple element software and software-related arrangements ratably from the date of service commencement over the contractual term of the related PCS arrangement. After January 1, 2013, the deferred revenue related to these arrangements continues to be recognized ratably over the remaining contractual term of the PCS arrangement. Approximately $21.1 million of perpetual license revenue in 2013 related to sales made prior to January 1, 2013. Approximately $7.5 million and $1.6 million of perpetual license revenue in the three months ended March 31, 2013 and 2014, respectively, related to sales made prior to January 1, 2013.

The Company allocated the revenue from all multiple-element arrangements entered into prior to the establishment of VSOE of fair value for its PCS and professional services to each respective revenue caption using its best estimate of value of each element based on the facts and circumstances of the arrangements, the Company’s go-to-market strategy, price list and discounts from price list as applicable. The Company believes that the allocation between the revenue captions allows for greater transparency and comparability of revenue from period to period even though VSOE of fair value may not have existed at that time.

For all arrangements, any revenue that has been deferred and is expected to be recognized beyond one year is classified as long-term deferred revenue in the consolidated balance sheets.

Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2012 and 2013 and March 31, 2014, cash and cash equivalents consist of cash deposited with banks and money market funds for which their cost approximates their fair value.

Comprehensive Loss—Comprehensive loss includes all changes in equity (net assets) during a period from non-owner sources. For the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2013 and 2014, there were no differences between net loss and other comprehensive loss.

Net Loss per Share of Common Stock—Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares and potentially dilutive securities outstanding for the period determined using the treasury-stock and if-converted methods. For purposes of the diluted net loss per share calculation, convertible preferred stock, unvested restricted stock, and stock options are considered to be potentially dilutive securities. Because the Company has reported a net loss for the years ending December 31, 2011, 2012 and 2013 and the three months ended March 31, 2013 and 2014, diluted net loss per common share is the same as basic net loss per common share for those periods.

Unaudited Pro Forma Net Loss per Share of Common Stock—The unaudited pro forma basic and diluted net loss per share assumes the conversion of all outstanding shares of convertible preferred stock, unvested restricted stock, and common stock options, as if the conversion had occurred at the earlier of the beginning of the period or the date of issuance, if later.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and money market funds. Substantially all of the Company’s cash is held by one financial institution that management believes is of high-credit quality. Such deposits may, at times, exceed federally insured limits. Substantially all of the Company’s money market funds are held in a single fund that is rated “AAA.”

The Company generally does not require collateral or other security in support of accounts receivable. Allowances are provided for individual accounts receivable when the Company becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy, deterioration in the customer’s operating results, or change in financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. The Company also considers broader factors in evaluating the sufficiency of its allowances for doubtful accounts, including the length of time receivables are past due, significant one-time events and historical experience. As of December 31, 2012 and 2013 and March 31, 2014, the Company had an allowance for doubtful accounts of approximately $559,000, $492,000, and $492,000, respectively.

The allowance for doubtful accounts activity was as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
Balance at beginning of period	$108	$272	$559	$559	$492
Add: bad debt expense	164	287	—	—	—
Less: Reductions in allowance	—	—	(67)	—	—

Balance at end of period	$272	$559	$492	$559	$492

One reseller accounted for 13% of total revenue (2% as an end customer), 17% of total revenue (3% as an end customer) and 23% of total revenue (3% as an end customer) for the years ended December 31, 2011, 2012, and 2013, respectively. This reseller accounted for 22% of total revenue (4% as an end customer) and 26% of total revenue (2% as an end customer) for the three months ended March 31, 2013 and 2014, respectively. The same reseller accounted for 38%, 12% and 28% of net accounts receivable as of December 31, 2012, and 2013 and March 31, 2014, respectively.

A separate reseller accounted for 13% of the Company’s net accounts receivable as of December 31, 2013.

There were no other resellers or end-user customers that accounted for 10% or more as a percentage of the Company’s net accounts receivable or revenue for any period presented.

Prepaid Expenses and Other Current Assets—At March 31, 2014, prepaid expenses and other current assets included $1.6 million paid to or invoiced by various service providers that are helping the Company prepare for its initial public offering. If the Company successfully completes its initial public offering, these prepaid expenses will be reclassified to stockholders’ equity.

Inventory—The Company has appliances (industry standard hardware servers available from multiple vendors) that are available for customers to purchase, on which the Company will preinstall its software prior to shipment. Inventory is stated at the lower of standard cost or market value. Standard cost approximates cost as determined by using the first-in, first-out method. Appropriate consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value—such adjustments were not material for any period presented. The entire inventory is composed of finished goods. As of December 31, 2012 and 2013 and March 31, 2014, the Company had inventory of $266,000, $665,000 and $440,000, respectively which is included in prepaid expenses and other current assets in the consolidated balance sheets.

Software Development Costs—The costs to develop new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company considers technological feasibility to have occurred when all planning, designing, coding and testing have been completed according to design specifications. Once technological feasibility is established, any additional costs would be capitalized. The Company believes its current process for developing software is essentially completed concurrent with the establishment of technological feasibility, and accordingly, no costs have been capitalized.

Internal Use Software—The Company capitalizes costs incurred during the application development stage related to its SaaS offering to the extent it will not be sold, leased, or otherwise marketed as a separate product. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. The Company did not capitalize any costs during the years ended December 31, 2012 and 2013, or the three months ended March 31, 2014 as all software developed for its cloud offering will either be sold as part of its perpetual or term licenses.

Property and Equipment—Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives, determined to be three years for computers and equipment and software, five years for furniture and fixtures, and the lesser of the remaining lease term or estimated useful life for leasehold improvements. Expenditures for repairs and software support are charged to expense as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected as operating expenses in the consolidated statements of operations.

Goodwill and Intangible Assets—The Company records the excess of the acquisition purchase price over the fair value of the tangible and identifiable intangible assets acquired as goodwill. The Company performs an impairment test of its goodwill in the third quarter of its fiscal year, or more frequently if indicators of potential impairment arise. The Company has a single reporting unit and consequently evaluates goodwill for impairment based on an evaluation of the fair value of the Company as a whole. The Company records purchased intangible assets at their respective estimated fair values at the date of acquisition. Purchased intangible assets are being amortized using the straight-line method over their remaining estimated useful lives, which range from three to five years. The Company evaluates the remaining useful lives of intangible assets on a periodic basis to determine whether events or circumstances warrant a revision to the remaining estimated amortization period. The Company evaluated its goodwill in 2013 and observed no impairment indicators.

In the same manner, the Company also reviewed its indefinite lived intangible asset, in-process research and development (in-process R&D), for impairment. During the year ended December 31, 2013, the Company abandoned the in-process R&D project and recorded a $3.9 million impairment loss.

Impairment of Long-Lived Assets—Long-lived assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of these assets may not be recoverable. The Company evaluates the recoverability of each of its long-lived assets, including purchased intangible assets and property and equipment, by comparison of its carrying amount to the future undiscounted cash flows it expects the asset to generate. If the Company considers the asset to be impaired, it measures the amount of any impairment as the difference between the carrying amount and the fair value of the impaired asset.

Stock-Based Compensation—The Company follows the estimated grant-date fair value method of accounting in accordance with Accounting Standards Codification, or ASC, Topic 718 Compensation—Stock

Compensation. Fair value is determined using the Black-Scholes Model using various inputs, including Company estimates of expected volatility, term and future dividends. The Company estimated the forfeiture rate for 2011, 2012 and 2013 and the three months ended March 31, 2014 based on its historical experience for annual grant years where the majority of the vesting terms have been satisfied. The Company recognizes compensation costs for awards with a service and performance condition based on the graded vesting method. The Company recognizes compensation costs for stock options or other awards with only service conditions on a straight-line basis over the requisite service period of the award, which is generally the vesting term of four years.

Research and Development—Research and development, or R&D, costs are charged to expense as incurred.

Advertising—Advertising costs are expensed and included in sales and marketing expense when incurred. Advertising expense for years ended December 31, 2011, 2012 and 2013, was $256,000, $361,000 and $560,000, respectively. Advertising expense for the three months ended March 31, 2013 and 2014 was $83,000 and $147,000, respectively.

Commission—Commission costs are expensed as incurred.

Income Taxes—The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company uses a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. A tax position is recognized when it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority. The standard also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

Recent Accounting Pronouncements—From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position or results of operations upon adoption.

In February 2013, the FASB issued guidance which addresses the presentation of amounts reclassified from accumulated other comprehensive income. This guidance does not change current financial reporting requirements, instead an entity is required to cross-reference to other required disclosures that provide additional detail about amounts reclassified out of accumulated other comprehensive income. In addition, the guidance requires an entity to present significant amounts reclassified out of accumulated other comprehensive income by line item of net income if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. Adoption of this standard was required for periods beginning after December 15, 2012 for public companies. This new guidance impacts how a company reports comprehensive income only. The Company adopted the standard on January 1, 2013 and, because the Company has no comprehensive income items for any periods presented, the standard had no impact on the Company’s consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, Intangibles—Goodwill and Other (ASC Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. ASU No. 2012-02 amends prior indefinite-lived intangible asset impairment testing guidance. Under ASU No. 2012-02, the Company has the option to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that an indefinite-lived intangible asset is impaired. If, after considering the totality of events and circumstances, an entity determines it is more likely than not that an indefinite-lived intangible asset is not impaired, then calculating the fair value of such asset is unnecessary. ASU No. 2012-02 is effective for the fiscal year ending December 31, 2014. The Company does not expect the adoption of this standard to have a material impact to its results of operations or financial position.

Subsequent Events—The Company has evaluated the effects of subsequent events on its annual consolidated financial statements for the year ended December 31, 2013 through March 10, 2014, and for the unaudited interim financial statements for the three months ended March 31, 2014 through May 7, 2014, which are the dates the consolidated financial statements were available to be issued.

2. SIGNIFICANT BALANCE SHEET COMPONENTS

Property and Equipment—Property and equipment at December 31, 2012 and 2013 and March 31, 2014 consisted of the following (in thousands):

	As of December 31,		As of March 31, 2014
	2012	2013	(unaudited)
Computers and appliances	$3,058	$4,265	$4,526
Purchased software	206	856	988
Furniture and fixtures	33	176	177
Leasehold improvements	446	689	696

Total property and equipment	3,743	5,986	6,387
Accumulated depreciation and amortization	(1,328)	(2,891)	(3,301)

Property and equipment—net	$2,415	$3,095	$3,086

Accrued Expenses—Accrued expenses at December 31, 2012 and 2013 and March 31, 2014 consisted of the following (in thousands):

	As of December 31,		As of March 31, 2014
	2012	2013	(unaudited)
Accrued commissions	$3,459	$6,703	$3,324
Accrued payroll and related expenses	2,349	3,852	4,765
Liability for early exercised stock options (Note 8)	1,532	938	915
Other accrued liabilities	2,694	3,305	4,459

Total accrued expenses	$10,034	$14,798	$13,463

Deferred Revenue—Deferred revenue at December 31, 2012 and 2013 and March 31, 2014 consisted of the following (in thousands):

	As of December 31,		As of March 31, 2014
	2012	2013	(unaudited)
Perpetual license	$29,421	$8,589	$7,291
Subscription	4,621	10,600	12,376
Software support	10,091	19,868	21,571
Professional services	1,367	1,694	1,598

Total current and noncurrent deferred revenue	$45,500	$40,751	$42,836

Included in deferred perpetual license revenue were $28.4 million, $7.3 million and $5.8 million at December 31, 2012 and 2013 and March 31, 2014, respectively, of revenue deferred for multiple element software license arrangements billed prior to the year ended December 31, 2013 for which the Company did not recognize revenue immediately due to lack of VSOE of fair value for software support and services. See Note 1 to these consolidated financial statements.

3. ACQUISITION

In October 2012, the Company acquired all of the issued and outstanding securities of Push Computing, Inc., or Push, a privately held provider of advanced device management and security functionality that, combined with the Company’s existing and in-process solutions, was expected to provide enhanced security to customers. The total consideration for this transaction was approximately $9.3 million and consisted of the following (in thousands except share data):

Cash consideration paid at closing	$3,855
Common stock issued (667,100 shares)	1,761
Series E preferred stock issued at closing (466,345 shares)	3,316
Holdback based on standard representations and warranties	333

Total consideration	$9,265

Transaction costs associated with the acquisition were $222,000, all of which the Company expensed in 2012, and are included in general and administrative expense in the accompanying consolidated statement of operations.

The Company accounted for the Push acquisition under the acquisition method of accounting as a business combination. The assets acquired and liabilities assumed were recorded at fair market value determined by management with assistance from a third-party valuation firm. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill generated from the business combination was primarily related to value placed on the employee workforce and expected synergies. The purchase price was allocated as follows (in thousands):

Cash	$804
Other current assets	28
Intangible assets:
Noncompete	1,042
In-process R&D	3,925
Goodwill	4,799
Deferred tax liability	(1,333)

Net assets acquired	$9,265

Goodwill will not be amortized and is not tax deductible. As part of the acquisition accounting, the Company established a deferred income tax liability of $1.3 million to reflect the tax effect of the temporary difference between the $5.0 million in fair value assigned to intangible assets acquired and their tax bases. Concurrently, the Company released the valuation allowance on the deferred income tax liability and recognized a $1.3 million benefit to income tax expense. Intangible assets are being amortized over a weighted-average period of five years. The intangible assets acquired are reported, net of accumulated amortization, in the accompanying consolidated balance sheets as of December 31, 2012 and 2013. Amortization expense related to the acquired intangible assets was $52,000 and $208,000 for the 2012 and 2013, respectively, all of which was included as a separate component of operating expenses. The in-process R&D remains capitalized until such time as the underlying projects are complete, at which point they are amortized to cost of revenue. As discussed in Note 1, the Company abandoned the in-process R&D intangible project and recorded a $3.9 million impairment loss during the year ended December 31, 2013.

In addition to the purchase consideration, the Company granted certain restricted stock and retention bonuses which were accounted for as post-acquisition compensation.

In April 2012, the Company acquired all of the issued and outstanding securities of Forgepond Inc., or Forgepond, a privately held company which was developing mobile application security functionality. The total fair value of this transaction was $829,000 and was paid for with $396,000 in cash, 45,987 shares of common stock, and $30,000 of cash paid in April 2013. The fair value recorded relates to definite-lived intangible assets, which consist of developed technology, and a deferred income tax liability of $309,000 to reflect the tax effect of the temporary difference between the fair value assigned to intangible asset acquired and its tax basis. The Company released the valuation allowance on the deferred income tax liability and recognized a $309,000 benefit to income tax expense. The Company accounted for the Forgepond purchase as an asset acquisition as Forgepond’s sole activities were coding and development of the security application, which was at an early stage. The overall weighted-average life of the identified intangible assets acquired in these purchases was three years. These identifiable intangible assets are being amortized on a straight-line basis over their estimated useful lives, as a component of perpetual license cost of revenue.

In addition to the purchase consideration, the Company granted certain restricted stock and retention bonuses which were accounted for as post-acquisition compensation.

Pro forma results of operations for the acquisitions completed have not been presented because the effects of the acquisitions, individually and in the aggregate, were not material to the Company’s financial results.

4. GOODWILL AND INTANGIBLE ASSETS

The Company’s intangible assets are subject to amortization on a straight-line basis over their estimated useful lives as follows:

	Estimated Life	Weighted-Average Remaining Life as of December 31, 2013
	(in years)
Noncompete covenants	5	3.8
Technology	3	1.9

The carrying values of intangible assets are as follows at December 31, 2012 and 2013 and March 31, 2014 (in thousands):

	As of December 31, 2012
	Gross Value	Accumulated Amortization	Impairment	Net Carrying Amount
In-process R&D	$3,925	$—	$—	$3,925
Noncompete covenants	1,042	(52)	—	990
Technology	829	(23)	—	806

Total	$5,796	$(75)	$—	$5,721

	As of December 31, 2013
	Gross Value	Accumulated Amortization	Impairment	Net Carrying Amount
In-process R&D	$3,925	$—	$(3,925)	$—
Noncompete covenants	1,042	(260)	—	782
Technology	829	(300)	—	529

Total	$5,796	$(560)	$(3,925)	$1,311

	As of March 31, 2014
	Gross Value	Accumulated Amortization	Impairment	Net Carrying Amount
	(unaudited)
Noncompete covenants	$1,043	$(312)	$—	$731
Technology	829	(369)	—	460

Total	$1,872	$(681)	$—	$1,191

Amortization of the technology intangible asset was recorded in cost of revenue.

During the year ended December 31, 2013, the Company recorded an impairment loss of $3.9 million against the entire recorded in-process R&D balance associated with the Push acquisition.

At December 31, 2013, the estimated amortization expense related to the intangible assets is as follows (in thousands):

Years Ending December 31,
2014	$485
2015	462
2016	208
2017	156

Total	$1,311

At December 31, 2012 and 2013 and March 31, 2014, the carrying value of goodwill is as follows (in thousands):

Balance, December 31, 2011	$—
Additions	4,799

Balance, December 31, 2012	$4,799

Additions	—

Balance, December 31, 2013	$4,799

Additions (unaudited)	—

Balance, March 31, 2014 (unaudited)	$4,799

The Company has recorded no impairments of goodwill.

5. FAIR VALUE MEASUREMENT

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis in accordance with ASC 820 (formerly FASB Statement No. 157, Fair Value Measurements). ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

ASC 820 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. ASC 820 establishes and prioritizes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The Company’s financial assets that are carried at fair value include cash and money market funds. The Company had no financial liabilities, or nonfinancial assets and liabilities that are required to be measured at fair value on a recurring basis, or that were measured at fair value as of December 31, 2012 and 2013 and March 31, 2014.

The Company’s financial assets that were accounted for at fair value as of December 31, 2012 and 2013 and March 31, 2014 are as follows (in thousands):

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Financial assets—money market funds	$36,401	$—	$—	$36,401

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Financial assets—money market funds	$52,901	$—	$—	$52,901

	As of March 31, 2014
	Level 1	Level 2	Level 3	Total
	(unaudited)
Financial assets—money market funds	$52,901	$—	$—	$52,901

As of December 31, 2012 and 2013 and March 31, 2014, all money market funds had an original maturity of less than three months and are included in cash and cash equivalents in the consolidated balance sheets.

6. LINE OF CREDIT

In August 2012, the Company entered into a $10 million revolving line of credit with a financial institution. The revolving line of credit can be used to (a) borrow for working capital and general business requirements, (b) issue letters of credit, and (c) enter into foreign exchange contracts. Revolving loans may be borrowed, repaid and re-borrowed until August 2014. Amounts borrowed accrue interest at a floating-per-annum rate equal to the greater of (1) the prime rate plus 1% or (2) 4.25%. A default interest rate shall apply during an event of default at a rate per annum equal to 5% above the otherwise applicable interest rate. The line of credit is collateralized by substantially all of the Company’s assets, except intellectual property, and requires the Company to comply with working capital, net worth and other nonfinancial covenants, including limitations on indebtedness and restrictions on dividend distributions, among others, and the borrowing capacity is limited to eligible accounts receivable.

In December 2013, the Company amended the revolving line of credit with the same financial institution to increase the potential borrowing capacity to $20 million and extend the maturity date to August 2015. All other material terms and conditions remained the same with the exception of the added requirement that the Company maintain an adjusted quick ratio (defined as the ratio of current assets to current liabilities minus deferred revenue) of at least 1.15.

There were no outstanding amounts under the line of credit at December 31, 2012, $4.3 million outstanding at December 31, 2013, which the Company repaid in January 2014, and $3.3 million outstanding at March 31, 2014, which the Company repaid in April 2014. As of December 31, 2013 and March 31, 2014, the Company was in compliance with all financial covenants.

7. CONVERTIBLE PREFERRED STOCK

The Company’s restated certificate of incorporation, as amended in December 2013, authorizes the Company to issue up to 18,604,666 shares of Series A preferred stock, or Series A, 16,225,758 shares of Series B preferred stock, or Series B, 13,281,250 shares of Series C preferred stock, or Series C, 6,550,505 shares of Series D preferred stock, or Series D, 6,429,159 shares of Series E preferred stock, or Series E, and 8,414,493 shares of Series F preferred stock, or Series F.

In January 2014, the Company issued 281,264 shares of Series F for net cash proceeds of $2.0 million.

In August, September and December 2013, the Company issued 8,133,227 shares of Series F for net cash proceeds of $57.7 million.

In May, June and October 2012, the Company issued 5,962,814 shares of Series E for net cash proceeds of $42.3 million. In October 2012, the Company issued 466,345 shares of Series E to former Push debt holders as part of the consideration for the acquisition of Push.

Convertible preferred stock as of December 31, 2012 and 2013 consisted of the following (in thousands, except share data):

At December 31, 2012—

	Shares		Per Share Liquidation Preference	Aggregate Liquidation Preference	Carrying Value

Series	Authorized	Outstanding
Series A	18,604,666	18,604,666	$0.50	$9,302	$9,222
Series B	16,225,758	16,225,758	0.68	10,977	10,929
Series C	13,281,250	13,281,250	1.28	17,000	16,860
Series D	6,550,505	6,550,505	3.05	20,000	19,945
Series E	6,500,000	6,429,159	7.11	45,716	45,596

	61,162,179	61,091,338		$102,995	$102,552

At December 31, 2013—

	Shares		Per Share Liquidation Preference	Aggregate Liquidation Preference	Carrying Value

Series	Authorized	Outstanding
Series A	18,604,666	18,604,666	$0.50	$9,302	$9,222
Series B	16,225,758	16,225,758	0.68	10,977	10,929
Series C	13,281,250	13,281,250	1.28	17,000	16,860
Series D	6,550,505	6,550,505	3.05	20,000	19,945
Series E	6,429,159	6,429,159	7.11	45,716	45,596
Series F	8,414,493	8,133,227	7.11	57,833	57,707

	69,505,831	69,224,565		$160,828	$160,259

As of March 31, 2014—

	Shares		Per Share Liquidation Preference	Aggregate Liquidation Preference	Carrying Value

Series	Authorized	Outstanding
	(unaudited)
Series A	18,604,666	18,604,666	$0.50	$9,302	$9,222
Series B	16,225,758	16,225,758	0.68	10,977	10,929
Series C	13,281,250	13,281,250	1.28	17,000	16,860
Series D	6,550,505	6,550,505	3.05	20,000	19,945
Series E	6,429,159	6,429,159	7.11	45,716	45,596
Series F	8,414,493	8,414,491	7.11	59,833	59,701

	69,505,831	69,505,829		$162,828	$162,253

The holders of preferred stock have various rights and preferences as follows:

Dividend Provisions—Holders of Series A, Series B, Series C, Series D, Series E and Series F are entitled to receive noncumulative dividends at the per annum rate of $0.03, $0.04059, $0.0768, $0.1832, $0.4266 and $0.4266 per share, respectively, when and if declared by the board of directors. The holders of preferred stock are also entitled to participate in dividends on common stock, when and if declared by the board of directors, based on the number of shares of common stock that would be held on an as-if converted basis, except for dividends on common stock payable solely in common stock. No dividends on preferred stock or common stock have been declared by the board of directors from inception through March 31, 2014.

Liquidation Preference—In the event of any liquidation, dissolution, or winding-up of the Company, including a merger, acquisition, or sale of assets, the holders of the Series F are entitled to receive, prior and in preference to, any distribution of assets of the Company to Series A, Series B, Series C, Series D, Series E and common stock are entitled to receive, on a pari passu basis, a liquidation preference of $7.11074. After payment in full of the Series F preference upon any liquidation event as set forth above, Series A, Series B, Series C, Series D and Series E are entitled to receive, on a pari passu basis, a liquidation preference of $0.50, $0.6765, $1.28, $3.0532 and $7.11074 per share, respectively, prior to any distributions to the common stockholders. In order to receive the above-mentioned preference, the holders of preferred stock must exchange shares of preferred stock for such preferential amounts and not shares of common stock issuable upon conversion of preferred stock.

Upon completion of the distribution above, the remaining assets of the corporation available for distribution to stockholders will be distributed among the holders of common stock.

Conversion Rights—Each share of preferred stock is convertible, at the option of the holder, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issuance price for a share by the conversion price at the time in effect for such share; as of December 31, 2013 and March 31, 2014, each share of Series A, Series B, Series C, Series D, Series E and Series F would convert into common stock on a one-for-one basis. The conversion price may be adjusted for events of dilution. Each share of preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then-effective conversion ratio upon the closing of a public offering of common stock with a pre-offering valuation of at least $400 million and with gross proceeds of at least $50 million, or the consent of 60% of the holders of the preferred stock.

Voting Rights—The holder of each share of Series A, Series B, Series C, Series D, Series E and Series F has voting rights equal to the number of shares of common stock into which it is convertible and votes together as one class with the common stock. Each share of common stock is entitled to one vote.

As long as any shares of preferred stock remain outstanding, the Company must obtain approval from at least 60% of the outstanding shares of preferred stock in order to (i) effect a liquidation, dissolution, or winding-up of the Company, or an acquisition of the Company; (ii) alter or change the rights, preferences, or privileges of the shares of any series of preferred stock so as to affect adversely the shares of such series; (iii) increase or decrease (other than by conversion) the total number of authorized shares of preferred stock, or common stock; (iv) authorize or issue any other equity security; (v) redeem, purchase, or otherwise acquire any share or shares of common stock provided, however, that this restriction shall not apply to certain repurchases of shares of common stock from employees, officers, directors, consultants, or other persons performing services for the Company; (vi) amend or waive any portion of the Company’s restated certificate or bylaws in a manner that adversely affects the rights, preferences, or privileges of the Series A, Series B, Series C, Series D, Series E, or Series F preferred stock; (vii) change the authorized number of directors of the Company; or (viii) declare or pay any dividend on any shares of common or preferred stock.

The Company classifies its convertible preferred stock outside of stockholders’ deficit because the shares are considered effectively redeemable upon a deemed liquidation event. During the periods presented, the Company did not adjust the carry value of the convertible preferred stock to the deemed liquidation value of such shares as a qualifying liquidation event was not probable.

8. COMMON STOCK

The Company’s certificate of incorporation authorizes the Company to issue up to 115,000,000 shares of common stock. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends out of funds legally available therefore, when and if declared by the board of directors, subject to the approval and priority rights of holders of all classes of preferred stock outstanding.

At December 31, 2012 and 2013 and March 31, 2014, the Company had shares of common stock reserved for issuance as follows:

	As of December 31,		As of March 31, 2014
	2012	2013	(unaudited)
Conversion of Series A	18,604,666	18,604,666	18,604,666
Conversion of Series B	16,225,758	16,225,758	16,225,758
Conversion of Series C	13,281,250	13,281,250	13,281,250
Conversion of Series D	6,550,505	6,550,505	6,550,505
Conversion of Series E	6,429,159	6,429,159	6,429,159
Conversion of Series F	—	8,133,227	8,414,491

Total conversion of preferred stock	61,091,338	69,224,565	69,505,829

Options outstanding	15,331,631	18,663,700	22,400,289
Unvested restricted stock outstanding	3,835,068	2,686,081	2,434,374
Options available for future grant under stock option plan	804,066	2,918,915	334,297

	81,062,103	93,493,261	94,674,789

Equity Incentive Plans—The Company has authorized the issuance of stock options for officers, employees and consultants of the Company.

In 2008, the Company’s board of directors approved the adoption of the 2008 Stock Plan (the “Plan”). As of December 31, 2012, a total of 23,942,210 shares of common stock were authorized for issuance and 804,066 were available for future grant under the Plan. During the year ended December 31, 2013, the Company’s board of directors increased the maximum number of shares that can be issued under the Plan to 30,193,622. As of December 31, 2013, a total of 2,918,915 shares were available for issuance under the Plan. During the three months ended March 31, 2014, the Company’s board of directors increased the maximum number of shares that can be issued under the Plan to 32,043,622. As of March 31, 2014, a total of 334,297 shares were available for issuance under the Plan.

The Plan provides for the grant of incentive and nonstatutory stock options to employees, nonemployee directors, and consultants of the Company. Options granted under the Plan generally become exercisable within three to four years following the date of grant and expire 10 years from the date of grant. When options are subject to the Company’s repurchase right, the Company may buy back any unvested shares at their original exercise price in the event of an employee’s termination prior to full vesting.

The exercise price of incentive and nonstatutory stock options granted under the Plan must be at least equal to 100% of the fair market value of the Company’s common stock at the date of grant, as determined by the board of directors. The exercise price must be no less than 110% of the fair market value of the Company’s common stock at the date of grant for incentive or nonstatutory stock options granted to an employee who owns greater than 10% of the Company’s stock. Through March 31, 2014, no options have been granted to purchase stock at a price less than fair value as determined by the board of directors at the time of the grant. The board of directors determines the fair value of the underlying common stock at the time of the grant of each option. Upon the exercise of options, the Company issues common stock from its authorized shares.

Restricted Stock

The Company issued 4,108,990 shares of the Company’s restricted stock during the year ended December 31, 2012. Of the restricted stock,

•	1,888,363 shares are contingent on the achievement of certain performance conditions and each grantee’s continued service over a period of approximately 32 to 40 months. As each condition is achieved, the associated shares vest cumulatively to that date and monthly thereafter; and

•	2,220,627 shares vest monthly over a period of 32 to 40 months based only on each grantee’s continued service.

Restricted stock activity for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014 was as follows:

	Restricted Stock
	Time-based Shares	Time- and Performance- based Shares	Total Shares
Unvested, December 31, 2011	—	—	—
Granted	2,220,627	1,888,363	4,108,990
Vested	(176,044)	(97,878)	(273,922)

Unvested, December 31, 2012	2,044,583	1,790,485	3,835,068

Granted	—	—	—
Vested	(803,173)	(345,814)	(1,148,987)

Unvested, December 31, 2013	1,241,410	1,444,671	2,686,081

Granted (unaudited)	—	—	—
Vested (unaudited)	(201,154)	(50,553)	(251,707)

Unvested, March 31, 2014 (unaudited)	1,040,256	1,394,118	2,434,374

For stock-based compensation expense, the Company measures the value of the restricted stock based on the fair value of the Company’s common stock on the date of grant. The weighted-average grant-date fair value of restricted stock granted during the year ended December 31, 2012 was $2.57 per share. For shares subject to service and performance conditions, the Company evaluates the probability of meeting the vesting conditions at the end of each reporting period to determine how much compensation expense to record. The Company amortizes the fair value, net of estimated forfeitures, as stock-based compensation expense on an accelerated method over the vesting periods of the awards. To the extent that actual results or updated estimates differ from the Company’s current estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period those estimates are revised. As of December 31, 2012 and 2013 and March 31, 2014, the Company has assessed the awards with a service and performance condition to be probable of vesting.

Stock Options

Stock option activity under the Plan for the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2014 was as follows:

		Options Outstanding
	Number of Shares Available for Issuance	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Balance—December 31, 2010	222,475	4,771,277	$0.26	9.31	$615
Authorized	6,500,000
Granted	(6,943,847)	6,943,847	1.10
Exercised(1)		(1,655,866)	0.60
Canceled	228,000	(228,000)	0.37
Repurchased	55,016

Balance—December 31, 2011	61,644	9,831,258	0.79	9.15	4,491

Authorized	7,600,000
Granted	(7,651,900)	7,651,900	2.32
Exercised(1)		(1,555,387)	1.01
Canceled	596,140	(596,140)	1.47
Repurchased	198,182

Balance—December 31, 2012	804,066	15,331,631	1.51	8.78	17,329

Authorized	6,269,412
Granted	(6,847,922)	6,847,922	3.09
Exercised(1)		(973,753)	1.23
Canceled	2,542,100	(2,542,100)	1.82
Repurchased	151,259

Balance—December 31, 2013	2,918,915	18,663,700	2.07	8.38	$38,339

Authorized (unaudited)	1,850,000
Granted (unaudited)	(4,789,620)	4,789,620	4.31
Exercised(1) (unaudited)		(739,592)	1.86
Canceled (unaudited)	313,439	(313,439)	2.66
Repurchased (unaudited)	41,563

Balance—March 31, 2014 (unaudited)	334,297	22,400,289	$2.54	8.51	$57,714

Vested and exercisable—December 31, 2013		6,811,654			$19,378
Vested and expected to vest(2)—December 31, 2013		17,142,156			$35,615
Vested and exercisable—March 31, 2014 (unaudited)		7,304,401			$27,441
Vested and expected to vest(2)—March 31, 2014 (unaudited)		20,512,618			$53,569

(1)	Includes early exercises of 1,473,448, 896,605, 176,957 and 56,625 in 2011, 2012 and 2013 and the three months ended March 31, 2014, respectively.
(2)	Options expected to vest reflect an estimated forfeiture rate.

Additional information regarding options outstanding at December 31, 2013 was as follows:

	Options Outstanding			Options Vested
Exercise Price	Number of Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
0.025	355,000	4.85	$0.025	355,000	$0.025
0.17	906,456	6.08	0.17	881,575	0.17
0.39	2,055,691	6.95	0.39	1,406,213	0.39
1.25	3,906,623	7.81	1.25	2,025,485	1.25
2.07	795,726	8.20	2.07	405,007	2.07
2.64	4,509,877	8.68	2.64	1,548,831	2.64
2.69	684,000	9.07	2.69	159,830	2.69
3.11	2,855,557	9.40	3.11	25,322	3.11
3.25	2,594,770	9.92	3.25	4,391	3.25

$0.025–$3.25	18,663,700	8.38	$2.07	6,811,654	$1.28

The aggregate pretax intrinsic value of vested options exercised during the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2014, was $186,000, $1.2 million, $1.8 million and $2.0 million, respectively. The intrinsic value is the difference between the estimated fair value of the Company’s common stock at the date of exercise and the exercise price for in-the-money options. The aggregate fair value of shares vested during the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2013 and 2014 was $368,000, $1.5 million, $4.2 million, $784,000 and $1.3 million, respectively. The weighted-average grant-date fair value of options granted during the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2014 was $0.58, $1.17, $1.76 and $2.83 per share, respectively.

Determining Fair Value of Stock Options

The fair value of each grant of stock options was determined by the Company using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Expected Term—The expected term of stock options represents the weighted average period the stock options are expected to be outstanding. For option grants that are considered to be “plain vanilla”, the Company has opted to use the simplified method for estimating the expected term as provided by the Securities and Exchange Commission. The simplified method calculates the expected term as the average time-to-vesting and the contractual life of the options.

Expected Volatility—The expected stock price volatility assumption was determined by examining the historical volatilities of a group of industry peers, as the Company did not have any trading history for the Company’s common stock. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available.

Risk-Free Interest Rate—The risk free rate assumption was based on the U.S. Treasury instruments with terms that were consistent with the expected term of the Company’s stock options.

Expected Dividend—The expected dividend assumption was based on the Company’s history and expectation of dividend payouts.

Forfeiture Rate—Forfeitures were estimated based on historical experience.

Fair Value of Common Stock—The fair value of the shares of common stock underlying the stock options has historically been the responsibility of and determined by the Company’s board of directors. Because there has been no public market for the Company’s common stock, the board of directors determined fair value of common stock at the time of grant of the option by considering a number of objective and subjective factors including independent third-party valuations of the Company’s common stock, sales of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, amongst other factors. The fair value of the underlying common stock will be determined by the Company’s board of directors until such time as the Company’s common stock is listed on an established exchange or national market system.

For the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2013 and 2014, the calculated fair value of employee option grants was estimated using the Black-Scholes Model with the following assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
(unaudited)
Expected dividend yield	—	—	—	—	—
Risk-free interest rate	1.1%–3.3%	1.1%–1.9%	1.0%–1.9%	1.0–1.1%	1.9–2.1%
Expected volatility	55%–67%	51%–57%	52%–53%	52–53%	54–56%
Expected life (in years)	5.4–6.2	5.0–6.5	5.9–6.3	6.0–6.2	5.6–6.5

Total outstanding non-employee stock options were 123,000, 135,171, 109,750 and 111,013 at December 31, 2011, 2012 and 2013 and March 31, 2014 respectively. The non-employee stock-based compensation expense was not material for any period presented.

Stock-based Compensation Expense

Total stock-based compensation expense recognized in the consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2013 and 2014 was as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
Contra-revenue	$—	$—	$78	$23	$25
Cost of revenue	44	173	327	81	101
Sales and marketing	375	1,063	1,893	426	616
Research and development	144	2,565	5,238	1,592	1,248
General and administrative	190	483	931	177	436

Total stock-based compensation expense	$753	$4,284	$8,467	$2,299	$2,426

As of December 31, 2013, there was approximately $3.2 million of total unrecognized compensation cost related to unvested restricted stock granted, which is expected to be recognized over a weighted-average period of 1.5 years. As of December 31, 2013, there was approximately $14.2 million of total unrecognized compensation cost related to unvested options granted, which is expected to be recognized over a weighted-average period of 3.1 years. As of March 31, 2014, there was approximately $2.5 million of total unrecognized compensation cost related to unvested restricted stock granted, which is expected to be recognized over 1.2 years. As of March 31, 2014, there was approximately $24.4 million of total unrecognized compensation cost related to unvested options granted, which is expected to be recognized over a weighted-average period of 3.5 years.

Early Exercise of Common Stock—During the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2014, the Company issued 1,473,448, 896,605, 176,957 and 56,625 shares, respectively, of common stock for the exercise of common stock options prior to their vesting dates, or early exercises. Cash received from all such exercises of options is recorded in accrued expenses for early exercise of common stock options on the consolidated balance sheets and reclassified to stockholders’ deficit as the options vest. The unvested shares are subject to the Company’s repurchase right at the original purchase price.

As of December 31, 2012 and 2013 and March 31, 2014, there were 1,576,933, 651,416 and 535,613 shares, respectively, legally outstanding, but not included within common stock outstanding for accounting purposes as a result of the early exercise of common stock options, which were not yet vested.

As of December 31, 2012 and 2013 and March 31, 2014, the aggregate price of shares subject to repurchase recorded in accrued expenses totaled $1.5 million, $938,000 and $915,000, respectively.

9. INCOME TAXES

The components of loss before income taxes is primarily related to domestic (United States) losses; the portion related to foreign operations was not material to all periods presented. Income tax expense (benefit) for the years ended December 31, 2011, 2012 and 2013, was composed of the following (in thousands):

	2011	2012	2013
Current:
Federal	$—	$—	$—
State	5	(2)	11
Foreign	41	211	241

Total current income tax expense	46	209	252

Deferred:
Federal	—	(1,522)	—
State	—	(120)	—
Foreign	—	—	—

Total deferred income tax benefit	—	(1,642)	—

Total income tax expense (benefit)	$46	$(1,433)	$252

For the years ended December 31, 2011, 2012 and 2013, the Company’s effective tax rate differs from the amount computed by applying the statutory federal and state income tax rates to net loss before income tax, primarily as the result of changes in valuation allowance.

	2011	2012	2013
Federal tax benefit at statutory rate	34.0%	34.0%	34.0%
State tax benefit net of federal effect	3.2	3.3	1.1
Foreign taxes	(0.3)	(0.4)	(0.6)
Change in valuation allowance	(38.0)	(34.6)	(36.3)
Credits	1.2	1.1	6.1
Non-deductible expenses and other	(0.4)	(3.8)	(5.2)
Release of valuation allowance associated with acquisitions	0.0	3.4	0.0

Effective tax rate	(0.3)%	3.0%	(0.9)%

Income tax expense for the year ended December 31, 2013 relates to state minimum income tax and income tax on the Company’s earnings in foreign jurisdictions. The benefit for income taxes for the year ended December 31, 2012 relates primarily to the release of a valuation allowance of $1.6 million associated with nondeductible intangible assets recorded as part of the Push and Forgepond acquisitions, partially offset by state minimum income tax and income tax on the Company’s earnings in foreign jurisdictions. In connection with the acquisitions of Push and Forgepond, a deferred tax liability was established for the book-tax basis differences related to the non-goodwill intangible assets. The net deferred tax liability from these acquisitions creates an additional source of income to offset the Company’s deferred tax assets. As such, the impact on the acquiring Company’s deferred tax assets and liabilities caused by an acquisition are recorded in the acquiring Company’s consolidated financial statements outside of acquisition accounting. The income tax expense for the year ended December 31, 2011 relates to state minimum income tax and income tax on the Company’s earnings in foreign jurisdictions.

The components of net deferred tax assets at December 31, 2012 and 2013 consisted of the following (in thousands):

	2012	2013
Current deferred tax assets:
Accruals and allowances	$2,313	$5,224
Stock-based compensation	145	407
Gains on foreign exchange	51	(139)
Valuation allowance	(2,509)	(5,614)

Total current deferred tax assets	—	(122)

Noncurrent deferred tax assets:
Net operating loss carryforwards	19,960	25,381
Depreciation and amortization	9,363	9,679
R&D tax credits	1,677	3,682
Stock-based compensation	579	1,628
Valuation allowance	(31,579)	(40,248)

Total noncurrent deferred tax assets	—	122

Net deferred tax assets	$—	$—

The Company’s accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of its net deferred tax assets. The Company primarily considered such factors as its history of operating losses, the nature of the Company’s deferred tax assets and the timing, likelihood and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible. At present, the Company does not believe that it is more likely than not that the deferred tax assets will be realized; accordingly, a full valuation allowance has been established and no deferred tax asset is shown in the accompanying consolidated balance sheets.

As of December 31, 2013, the Company had net operating loss carryforwards of approximately $71.4 million and $38.0 million available to reduce future taxable income, if any, for both federal and state income tax purposes, respectively. The federal and state net operating loss carryforwards will expire at various dates beginning 2027 and 2017, respectively.

The Company had federal and California R&D tax credit carryforwards at December 31, 2013, of $3.0 million and $3.1 million, respectively. If not utilized, the federal R&D tax credit carryforward will expire in various portions beginning 2027. The California R&D tax credit can be carried forward indefinitely.

A limitation may apply to the use of the net operation loss and credit carryforwards, under provisions of the Internal Revenue Code that are applicable if the Company experiences and “ownership change”. That may occur, for example, as a result of trading in the Company’s stock by significant investors as well as issuance of new equity. Should these limitations apply, the carryforwards would be subject to an annual limitation, resulting in a substantial reduction in the gross deferred tax assets before considering the valuation allowance. Further, a portion of the carryforwards may expire before being applied to reduce future earnings.

As a result of certain realization requirements of ASC 718, the table of deferred tax assets and liabilities shown above does not include certain deferred tax assets as of December 31, 2012 and 2013 that arose directly from tax deductions related to equity compensation in excess of compensation recognized for financial reporting. Equity will be increased by $1.1 million if and when such deferred tax assets are ultimately realized. The Company uses ASC 740 ordering when determining when excess tax benefits have been realized.

The Company follows the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. ASC 740-10 prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of uncertain tax positions that have been taken or expected to be taken on a tax return. No non-current liability related to uncertain tax positions is recorded in the financial statements as the deferred tax assets have been presented net of these unrecognized tax benefits. At December 31, 2012 and 2013, the Company’s reserve for unrecognized tax benefits was approximately $548,000 and $1.7 million, respectively. Due to the full valuation allowance at December 31, 2013, current adjustments to the unrecognized tax benefit will have no impact on the Company’s effective income tax rate; any adjustments made after the valuation allowance is released will have an impact on the tax rate. The Company does not anticipate any significant change in its uncertain tax positions within 12 months of this reporting date. The Company includes penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary.

A reconciliation of the gross unrealized tax benefits is as follows (in thousands):

	Year Ended December 31,
	2012	2013
Unrecognized tax benefits, beginning of year	$334	$548
Gross increases—tax positions from prior periods	—	98
Gross increases—tax positions from current period	214	1,028

Unrecognized tax benefits, end of year	$548	$1,674

The Company is subject to taxation in the United States and various states and foreign jurisdictions. As of December 31, 2013, the statute of limitations is open for all tax years from inception, that is, for the period from July 23, 2007 (date of inception) to December 31, 2013 and forward for federal, state and foreign tax purposes.

10. EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution 401(k) plan. The plan covers all full-time employees over the age of 21. Each employee can contribute up to $17,500 annually. The Company has the option to provide matching contributions, but has not done so to date.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases its office facilities under noncancelable agreements expiring between 2013 and 2017. Rent expense for 2012 and 2013, was $935,000 and $1.6 million, respectively. Rent expense for the three months ended March 31, 2013 and 2014 was $397,000 and $499,000, respectively. The aggregate future minimum lease payments under the agreements are as follows (in thousands):

Years Ending December 31
2014	$1,406
2015	1,113
2016	692
2017	341
2018 and after	—

$3,552

Litigation—The Company is involved in legal proceedings arising in the ordinary course of business, including intellectual property litigation. Although management currently is of the opinion that these matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company, the ultimate outcome of these matters cannot be predicted at this time, due to the inherent uncertainties in litigation.

On November 14, 2012, Good Technology filed a lawsuit against the Company in federal court in the Northern District of California alleging false and misleading representations concerning their products and infringement of four patents held by them. In the complaint, Good Technology sought unspecified damages, attorneys’ fees and a permanent injunction. On March 1, 2013, the Company counterclaimed against Good Technology for patent infringement of one of the Company’s patents. On May 17, 2013, the parties served infringement contentions for their respective patents, and on September 3, 2013, the parties served invalidity contentions regarding the opposing party’s patents. Discovery has commenced and a trial date has been set for July 2015. Although the outcome of this matter is currently not determinable, management expects that any losses that are probable, or reasonably possible of being incurred as a result of this matter, would not be material to the consolidated financial statements as a whole, for all periods presented.

12. NET LOSS PER SHARE

The following table summarizes the computation of basic and diluted net loss per share (in thousands, except share and per share data):

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
Net loss—basic and diluted	$(25,717)	$(46,511)	$(32,497)	$(3,142)	$(13,962)

Weighted-average shares outstanding	10,947,429	12,785,904	18,213,286	17,994,870	19,022,189
Less: weighted average shares subject to repurchase	(3,073,221)	(2,011,538)	(4,279,702)	(5,119,036)	(3,153,741)

Weighted average shares used to compute basic and diluted net loss per share	7,874,208	10,774,366	13,933,584	12,875,834	15,868,448

Basic and diluted net loss per common share	$(3.27)	$(4.32)	$(2.33)	$(0.24)	$(0.88)

Basic net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding for the period. Because the Company has reported a net loss for the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2013 and 2014, diluted net loss per common share is the same as basic net loss per common share for those years.

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted-average shares outstanding because such securities have an antidilutive impact due to losses reported (in common stock equivalent shares):

	As of December 31,			As of March 31,
	2011	2012	2013	2013	2014
				(unaudited)
Convertible preferred stock	54,662,179	61,091,338	69,224,565	61,091,388	69,505,829
Options to purchase common stock and unvested restricted stock	12,164,974	20,743,632	22,001,197	21,291,201	25,370,276

The unaudited pro forma basic and diluted loss per share attributable to common stockholders for 2013, give effect to the automatic conversion of all shares of convertible preferred stock upon an initial public offering by treating all shares of convertible preferred stock as if they had been converted to common stock in all periods in which such shares were outstanding. Shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted loss per share calculations. As the Company incurred a net loss for the year ended December 31, 2013 and three months ended March 31, 2014, there is no income allocation required under the two class method or dilution attributed to pro forma weighted average shares outstanding in the calculation of pro forma diluted loss per share for that period.

Unaudited pro forma basic and diluted loss per share are computed as follows (in thousands, except share and per share data):

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
	(unaudited)
Pro forma loss per share—basic and diluted
Numerator:
Net loss—basic and diluted	$(32,497)	$(13,962)

Denominator:
Weighted-average shares used to compute basic and diluted net loss per share	13,933,584	15,868,448
Adjustments to reflect the assumed conversion of convertible preferred stock	63,364,699	69,468,327

Pro forma weighted average number of shares outstanding—basic and diluted net loss per share	77,298,283	85,336,775

Pro forma net loss per share—basic and diluted	$(0.42)	$(0.16)

13. SEGMENT INFORMATION

The Company conducts business globally and is primarily managed on a geographic theater basis. The Company’s chief operating decision maker (chief executive officer) reviews financial information presented on a consolidated basis accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results and plans for levels, components, or types of products or services below the consolidated unit level. Accordingly, the Company is considered to be in a single reportable segment and operating unit structure.

Revenue by geographic region based on the billing address was as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
Revenue:
United States	$9,774	$24,473	$58,656	$13,608	$16,363
International	4,082	16,417	46,918	12,213	11,850

Total revenue	$13,856	$40,890	$105,574	$25,821	$28,213

Substantially all of the Company’s long-lived assets were attributable to operations in the United States as of December 31, 2012 and 2013 and March 31, 2014.

14. SUBSEQUENT EVENTS (unaudited)

In April 2014, the Company acquired certain assets of Averail Corporation, a content security-oriented software company, for approximately 400,000 shares of common stock and the assumption of certain liabilities. Two of the Averail Corporation’s investors are also investors in the Company and there is one common board member. The Company will account for the purchase as a business combination. The intellectual property acquired will supplement the Company’s content security offerings. The Company is in the process of completing the purchase price allocation from this acquisition. Pro forma results of operations have not been presented because the acquisition was not material to the results of operations.

In April 2014, the Company’s board of directors and its stockholders approved the establishment of the 2014 Equity Incentive Plan (the “2014 Plan”). As of the date of the Company’s initial public offering, the Company will reserve for issuance under the 2014 Plan a total of 11,400,000 shares of its common stock, plus any additional shares that would otherwise return to the 2008 Plan as a result of forfeiture, termination or expiration of awards previously granted under the 2008 Plan. In addition, the 2014 Plan provides for annual increases in the number of shares available for issuance thereunder on the first business day of each fiscal year, beginning with the Company’s fiscal year following the year of this offering, equal to five percent (5%) of the number of shares of the Company’s common stock outstanding as of such date or a lesser number of shares as determined by the Company’s board of directors.

In April 2014, the Company’s board of directors and its stockholders approved the establishment of the 2014 Employee Stock Purchase Plan (the “2014 ESPP”). As of the date of the initial public offering, the Company will reserve for issuance 2,900,000 shares of its common stock and provide for annual increases in the number of shares available for issuance on the first business day of each fiscal year, beginning with the Company’s fiscal year following the year of this offering, equal to the lesser of one percent (1%) of the number of shares of the Company’s common stock outstanding as of such date, 3,000,000 shares of common stock, or a number of shares as determined by the Company’s board of directors.

From April 1, 2014 to May 7, 2014, the Company has issued stock options to purchase 697,100 shares of common stock granted under the 2008 Plan and 20,000 shares of restricted stock.

In April 2014, the Company extended the leases of two of its facilities such that the Company’s lease commitments will increase by $552,000, $1.0 million and $352,000 for the years ending December 31, 2014, 2015 and 2016, respectively.

We believe that mobile computing is the biggest opportunity for innovation in the enterprise over the past 30 years. With Mobilelron, enterprises can become Mobile First organizations that say “yes” to their employees’ mobile demands while protecting the company’s most critical assets. 1960s & 1970s Mainframe and mini computing 1980s Personal computing 1990s Internet computing Now Mobile computing MAKING MOBILE FIRST

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

SEC registration fee		$12,880
FINRA filing fee		15,500
NASDAQ listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by Amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation to be in effect prior to the closing of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect prior to the closing of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of MobileIron, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of MobileIron. At present, there is no pending litigation or proceeding involving a director or officer of MobileIron regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Since January 1, 2011, we have made sales of the following unregistered securities:

(1) Between January 1, 2011 and April 15, 2014, we granted stock options or restricted stock awards under our 2008 Stock Plan to purchase an aggregate of 31,752,466 shares of our common stock at exercise prices ranging between $0.39 and $5.12 per share to a total of 840 employees, directors and consultants.

(2) Between January 1, 2011 and April 15, 2014, we issued and sold to our employees, directors and consultants an aggregate of 10,051,857 shares of our common stock upon the exercise of options for aggregate proceeds of approximately $7,409,409.

(3) Between May 25, 2011 and June 27, 2011, we issued an aggregate of 6,550,505 shares of our Series D preferred stock to 17 accredited investors at a per share price of $3.05, for aggregate consideration of approximately $20,000,000.

(4) Between April 4, 2012 and December 31, 2012 we issued an aggregate of 560,260 shares of our common stock to four shareholders of Forgepond, Inc. in connection with our acquisition of that company. The total fair value of the consideration received for the shares was approximately $1,160,000.

(5) Between May 24, 2012, and October 1, 2012, we issued an aggregate of 6,429,159 shares of our Series E preferred stock to 27 accredited investors at a per share price of $7.11, for aggregate consideration of approximately $45,716,078.

(6) On October 1, 2012 we issued an aggregate of 4,261,817 shares of our common stock to five shareholders of Push Computing, Inc. and 466,345 shares of our Series E Preferred Stock to ten of its debt holders in connection with our acquisition of that company. The total fair value of the consideration received for the common stock was approximately $11,250,000 and approximately $3,300,000 for the Series E Preferred Stock.

(7) Between August 29, 2013 and January 15, 2014, we issued an aggregate of 8,414,491 shares of our Series F preferred stock to 28 accredited investors at a per share price of $7.11, for aggregate consideration of approximately $59,833,258.

(8) On April 1, 2014 we issued 407,053 shares of our common stock to Averail Corporation in connection with our acquisition of that company. The total fair value of the consideration received for the shares was approximately $2.1 million.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) Exhibits.

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1#	Amended and Restated Certificate of Incorporation of the Registrant, as presently in effect.

3.2#	Bylaws of the Registrant, as presently in effect.

3.3#	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering.

3.4#	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering.

4.1	Form of Stock Certificate of the Registrant.

4.2#	Amended and Restated Investors’ Rights Agreement, dated August 29, 2013.

5.1*	Opinion of Cooley LLP regarding legality.

10.1#	Mobile Iron, Inc. 2008 Stock Plan, as amended.

10.2#	Form of Option Agreement and Option Grant Notice for Mobile Iron, Inc. 2008 Stock Plan.

10.3#	Mobile Iron, Inc. 2014 Equity Incentive Plan.

10.4#	Form of Option Agreement and Option Grant Notice for Mobile Iron, Inc. 2014 Equity Incentive Plan.

10.5#	Mobile Iron, Inc. 2014 Employee Stock Purchase Plan.

10.6#	Form of Indemnity Agreement entered into between the Registrant and each of its directors and its executive officers.

10.7#	Lease Agreement, dated April 14, 2011 between the Registrant and Renault & Handley Employees Investment Company.

10.8#	First Amendment to Lease Agreement, dated April 18, 2014 between the Registrant and Renault & Handley Middlefield Road Joint Venture, as successor to Renault & Handley Employees Investment Company.

10.9#	Lease Agreement between the Registrant and Silicon Valley CA-I, LLC, dated April 30, 2012.

10.10#	Sublease Agreement between the Registrant and ADTRAN, Inc., dated September 12, 2013.

10.11#	Employment Offer Letter between Mobile Iron, Inc. and Robert B. Tinker, dated December 20, 2007.

10.12#	Amendment to Employment Offer Letter between Mobile Iron, Inc. and Robert B. Tinker, dated March 12, 2008.

10.13#	Second Amendment to Employment Offer Letter between Mobile Iron, Inc. and Robert B. Tinker, dated December 30, 2008.

10.14#	Third Amendment to Employment Offer Letter between Mobile Iron, Inc. and Robert B. Tinker, dated December 15, 2010.

10.15#	Employment Offer Letter between Mobile Iron, Inc. and Todd Ford, dated December 12, 2013 as amended.

Exhibit Number	Description of Document

10.16#	Employment Offer Letter by and between Mobile Iron, Inc. and John Donnelly, dated December 8, 2009.

10.17†	Resale Agreement between Mobile Iron, Inc. and AT&T Services, Inc., dated April 22, 2010, as amended and supplemented.

10.18#	2014 Cash Incentive Plan.

10.19#	2014 Senior Vice President, Sales Territory and Quota Assignment Plan.

21.1#	Subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1#	Power of Attorney (included in signature pages).

*	To be filed by Amendment.
#	Previously filed.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules.

See index to Mobile Iron, Inc.’s Consolidated Financial Statements on page F-1. All other schedules have been omitted because they are not required or are not applicable.

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California on the 7th day of May, 2014.

MOBILE IRON, INC.

By:	/s/ Robert Tinker
Robert Tinker
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Robert Tinker Robert Tinker	President, Chief Executive Officer and Director (Principal Executive Officer)	May 7, 2014

/s/ Todd Ford Todd Ford	Chief Financial Officer (Principal Financial and Accounting Officer)	May 7, 2014

* Gaurav Garg	Director	May 7, 2014

* Aaref Hilaly	Director	May 7, 2014

* Matthew Howard	Director	May 7, 2014

* Frank Marshall	Director	May 7, 2014

* Tae Hea Nahm	Chairman	May 7, 2014

* James Tolonen	Director	May 7, 2014

*By:	/s/ Todd Ford
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1#	Amended and Restated Certificate of Incorporation of the Registrant, as presently in effect.

3.2#	Bylaws of the Registrant, as presently in effect.

3.3#	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering.

3.4#	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering.

4.1	Form of Stock Certificate of the Registrant.

4.2#	Amended and Restated Investors’ Rights Agreement, dated August 29, 2013.

5.1*	Opinion of Cooley LLP regarding legality.

10.1#	Mobile Iron, Inc. 2008 Stock Plan, as amended.

10.2#	Form of Option Agreement and Option Grant Notice for Mobile Iron, Inc. 2008 Stock Plan.

10.3#	Mobile Iron, Inc. 2014 Equity Incentive Plan.

10.4#	Form of Option Agreement and Option Grant Notice for Mobile Iron, Inc. 2014 Equity Incentive Plan.

10.5#	Mobile Iron, Inc. 2014 Employee Stock Purchase Plan.

10.6#	Form of Indemnity Agreement entered into between the Registrant and each of its directors and its executive officers.

10.7#	Lease Agreement, dated April 14, 2011 between the Registrant and Renault & Handley Employees Investment Company.

10.8#	First Amendment to Lease Agreement, dated April 18, 2014 between the Registrant and Renault & Handley Middlefield Road Joint Venture, as successor to Renault & Handley Employees Investment Company.

10.9#	Lease Agreement between the Registrant and Silicon Valley CA-I, LLC, dated April 30, 2012.

10.10#	Sublease Agreement between the Registrant and ADTRAN, Inc., dated September 12, 2013.

10.11#	Employment Offer Letter between Mobile Iron, Inc. and Robert B. Tinker, dated December 20, 2007.

10.12#	Amendment to Employment Offer Letter between Mobile Iron, Inc. and Robert B. Tinker, dated March 12, 2008.

10.13#	Second Amendment to Employment Offer Letter between Mobile Iron, Inc. and Robert B. Tinker, dated December 30, 2008.

10.14#	Third Amendment to Employment Offer Letter between Mobile Iron, Inc. and Robert B. Tinker, dated December 15, 2010.

10.15#	Employment Offer Letter between Mobile Iron, Inc. and Todd Ford, dated December 12, 2013, as amended.

10.16#	Employment Offer Letter by and between Mobile Iron, Inc. and John Donnelly, dated December 8, 2009.

10.17†	Resale Agreement between Mobile Iron, Inc. and AT&T Services, Inc., dated April 22, 2010, as amended and supplemented.

10.18#	2014 Cash Incentive Plan.

10.19#	2014 Senior Vice President, Sales Territory and Quota Assignment Plan.

21.1#	Subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1#	Power of Attorney (included in signature pages).

*	To be filed by Amendment.
#	Previously filed.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.